

ARCHER AVIATION INC

2023 Proxy Statement & 2022 Annual Report

ARCHER



ADAM GOLDSTEIN
Co-Founder & Chief Executive Officer

TO OUR STOCKHOLDERS:

You are cordially invited to attend the 2023 Annual Meeting of Stockholders (the "Annual Meeting") of Archer Aviation Inc., which will be held virtually at www.virtualshareholdermeeting.com/ACHR2023 on Friday, June 23, 2023, 12:00 p.m. Pacific Time. The Annual Meeting will be held in a virtual meeting format only and you will not be able to attend in person. We believe that a virtual stockholder meeting provides greater access to those who wish to attend, lowers costs, and aligns with our broader sustainability goals and therefore we have chosen this format over an in-person meeting.

The matters expected to be acted upon at the Annual Meeting are described in the accompanying Notice of Annual Meeting of Stockholders (the "Notice") and Proxy Statement (the "Proxy Statement"). The Annual Meeting materials include the Notice, the Proxy Statement, our annual report, and proxy card.

Your vote is important. Whether or not you plan to attend the Annual Meeting virtually, please cast your vote as soon as possible by Internet, telephone or, if you received a paper proxy card and voting instructions by mail, by completing and returning the enclosed proxy card in the postage-prepaid envelope to ensure that your shares will be represented. Your vote by written proxy will ensure your representation at the Annual Meeting regardless of whether or not you attend virtually. Returning the proxy does not affect your right to attend the Annual Meeting virtually or to vote your shares virtually during the Annual Meeting.

Sincerely,

Adam Goldstein

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING TO BE HELD ON FRIDAY, JUNE 23, 2023 AT 12:00 P.M. PACIFIC TIME. THE PROXY STATEMENT AND ANNUAL REPORT ARE AVAILABLE AT WWW.PROXYVOTE.COM. THIS NOTICE OF THE ANNUAL MEETING, PROXY STATEMENT, AND FORM OF PROXY ARE BEING DISTRIBUTED AND MADE AVAILABLE ON OR ABOUT APRIL 28, 2023.
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Your vote is important. Whether or not you plan to attend the annual meeting, please cast your vote as soon as possible by internet, telephone, or by mail.

Notice of Annual Meeting of Stockholders

TIME & DATE

Friday, June 23, 2023, 12:00 p.m. Pacific Time

PLACE

You are cordially invited to attend the 2023 Annual Meeting of Stockholders of Archer Aviation Inc., which will be held virtually at www.virtualshareholdermeeting.com/ACHR2023. We believe that a virtual stockholder meeting provides greater access to those who wish to attend, and therefore we have chosen this format over an in-person meeting. This approach also lowers costs and aligns with our broader sustainability goals. You will not be able to attend the Annual Meeting in person.

ITEMS OF BUSINESS

1. Elect certain directors of Archer Aviation Inc., each to serve a three-year term expiring at the 2026 annual meeting of stockholders and until such director's successor is duly elected and qualified.

2. Approve the issuance of Class A common stock pursuant to the Stellantis Forward Purchase Agreement and the Stellantis Warrant Agreement, in accordance with the listing rules of the New York Stock Exchange.

3. Ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2023.

4. Transact such other business as may properly come before the Annual Meeting or any adjournment or postponement thereof.

RECORD DATE

Only stockholders of record at the close of business on April 24, 2023, are entitled to notice of, and to attend and vote at, the Annual Meeting and any adjournments thereof.

PROXY VOTING

Each share of Class A common stock that you own represents one vote and each share of Class B common stock that you own represents ten votes. For questions regarding your stock ownership, you should contact your broker or, alternatively, if you do not hold shares through a broker, you may contact us at legal@archer.com, or our transfer agent, Continental Stock Transfer & Trust Company, through its website at https://continentalstock.com, by phone at (212) 509-4000, or by e-mail at cstmail@continentalstock.com.

This Notice of the Annual Meeting, Proxy Statement, and form of proxy are being distributed and made available on or about April 28, 2023. **WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING, WE ENCOURAGE YOU TO VOTE AND SUBMIT YOUR PROXY THROUGH THE INTERNET OR BY TELEPHONE OR REQUEST AND SUBMIT YOUR SIGNED AND DATED PROXY CARD BY MAIL AS SOON AS POSSIBLE, SO THAT YOUR SHARES MAY BE REPRESENTED AT THE MEETING.**

By Order of the Board of Directors,

ANDREW MISSAN
Chief Legal Officer and Secretary

Table of Contents

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS:

This Proxy Statement includes forward-looking statements, which are statements other than statements of historical facts and statements in the present tense. These statements include, but are not limited to, statements regarding our future performance and our market opportunity, our business strategy and plans, including the pace at which we intend to design, develop, certify and bring to market our planned eVTOL aircraft, the potential market opportunity for our eVTOL aircraft and planned UAM ecosystem, and the potential issuance of shares of Class A common stock pursuant to the Stellantis Forward Purchase Agreement. Forward-looking statements are based upon various estimates and assumptions, as well as information known to us as of the date hereof, and are subject to risks and uncertainties. Accordingly, actual results could differ materially due to a variety of factors, including: the early stage nature of our business and our past and projected future losses; our ability to design, develop, certify, manufacture and commercialize our aircraft and UAM ecosystem; our dependence on United Airlines for our current aircraft orders, which are subject to conditions, further negotiation and reaching mutual agreement on certain material terms, and the risk that United Airlines cancels those orders; our ability to remediate material weaknesses in internal control over financial reporting and ability to maintain an effective system of internal control; the effectiveness of our marketing and growth strategies, including our ability to effectively market electric air transportation as a substitute for conventional methods of transportation; our ability to compete in the urban air mobility and eVTOL industries; our ability to obtain any required certifications, licenses, approvals, or authorizations from governmental authorities; our ability to achieve our business milestones and launch products and services on anticipated timelines; our dependence on suppliers for the parts and components in our aircraft; our ability to develop commercial-scale manufacturing capabilities; regulatory requirements and other obstacles outside of our control that slow market adoption of electric aircraft, such as the inability to obtain and maintain adequate vertiport infrastructure; our ability to hire, train and retain qualified personnel; risks related to our UAM ecosystem operating in densely populated metropolitan areas and heavily regulated airports; adverse publicity from accidents involving electric aircraft or lithium-ion battery cells; the impact of labor and union activities on our workforce; losses resulting from indexed price escalation clauses in purchase orders; regulatory risks related to evolving laws and regulations in our industry; the impact of any instability in the global banking system, war, including the ongoing conflict in Ukraine, natural disasters, outbreaks and pandemics; our need for and the availability of additional capital; cybersecurity risks; and risks and costs associated with our ongoing litigation with Wisk Aero LLC.

Additional risks and uncertainties that could affect our financial results and business are more fully detailed in our filings with the U.S. Securities and Exchange Commission ("SEC"), including our most recent Annual Report on Form 10-K for the year ended December 31, 2022, and other SEC filings, which are available on our investor relations website at investors.archer.com and on the SEC website at www.sec.gov.

All forward-looking statements contained herein are based on information available to us as of the date hereof and you should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, performance, or achievements. We undertake no obligation to update any of these forward-looking statements for any reason after the date of this Proxy Statement or to conform these statements to actual results or revised expectations, except as required by law. Undue reliance should not be placed on forward-looking statements.

PROXY SUMMARY:

This summary highlights information contained elsewhere in this Proxy Statement. This summary does not contain all of the information that you should consider, and you should read the entire Proxy Statement carefully before voting. Page references are supplied to help you find further information in this Proxy Statement.

References in this Proxy Statement to (i) "we," "us," "our," "ours," "Archer" and the "company" refer to Archer Aviation Inc. prior to the business combination and to Archer Aviation Inc. and its consolidated subsidiaries after the closing of the business combination, and (ii) "stockholders" refers to holders of our Class A common stock and/or Class B common stock unless the context requires otherwise. References to "Legacy Archer" refer to Archer Aviation Inc. prior to the business combination. References to "business combination" refer to the transactions contemplated by that certain business combination agreement, dated February 10, 2021, as amended and restated on July 29, 2021, by and among Atlas Crest Investment Corp. ("Atlas"), Legacy Archer and Artemis Acquisition Sub Inc., a Delaware corporation and a direct, wholly-owned subsidiary of Atlas ("Merger Sub"), whereby Merger Sub merged with and into Legacy Archer, which survived the merger as a wholly-owned subsidiary of Atlas. Following the consummation of the business combination, Legacy Archer changed its name to Archer Aviation Operating Corp., and Atlas changed its name to Archer Aviation Inc. and it became the successor registrant with the SEC.

MEETING INFORMATION:

Your vote is important. Please submit your proxy as soon as possible (see "Voting Instructions; Voting of Proxies" on page 9 for voting instructions).

MEETING DATE	RECORD DATE	MEETING TIME	VIRTUAL MEETING ACCESS
Friday, June 23, 2023	Monday, April 24, 2023	12:00 p.m. Pacific Time	www.virtualshareholder meeting.com/ACHR2023 using your 16-digit control number included on your Notice of Internet Availability of Proxy Materials or on your proxy card

VOTING METHODS:

You may vote in advance of the virtual meeting using one of these voting methods:

VIA THE INTERNET	CALL TOLL FREE	MAIL SIGNED AND DATED PROXY CARD
www.proxyvote.com	Follow instructions shown on proxy card	If you received paper materials, mail to: Vote Processing, c/o Broadridge Financial Solutions, Inc. 51 Mercedes Way, Edgewood, New York 11717

ARCHER

VOTING AGENDA / VOTING MATTERS:

	PROPOSAL	BOARD RECOMMENDATION	PAGE REFERENCE
Proposal 1	Election of directors named in this Proxy Statement	For All Nominees	23
Proposal 2	Approval of issuance of Class A common stock pursuant to the Stellantis Forward Purchase Agreement and the Stellantis Warrant Agreement	For	32
Proposal 3	Ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2023	For	35

ABOUT US:

We are designing and developing electric vertical takeoff and landing ("eVTOL") aircraft for use in urban air mobility ("UAM") networks. Our mission is to unlock the skies, freeing everyone to reimagine how they move and spend time. Our eVTOL aircraft are designed to be safe, sustainable, and quiet. Our production aircraft, Midnight, which we unveiled in November of 2022, is designed around our proprietary 12-tilt-6 aircraft configuration. This means that it has 12 propellers attached to 6 booms on a fixed wing with all 12 propellers providing vertical lift during take-off and landing and the forward 6 propellers tilting forward to cruise position to provide propulsion during forward flight with the wing providing aerodynamic lift like a conventional airplane.

Midnight is designed to carry 4 passengers plus a pilot up to 100 miles at speeds up to 150 miles per hour, but is optimized for back-to-back short distance trips of around 20-miles, with a charging time of approximately 10 minutes between trips. We are working to certify Midnight with the Federal Aviation Administration ("FAA") in late 2024 so that we can then enter into commercial service in 2025.

Our eVTOL aircraft will be fully electric and will emit zero emissions during operations. The goal of our eVTOL aircraft design is to maximize safety while minimizing operating costs and noise. We look to accomplish that goal through the use of a distributed electric propulsion system with inherent redundancy and far fewer parts than a typical internal combustion propulsion system found in similarly sized aircraft or rotorcraft today. The reduced number of parts not only translates into fewer critical parts on the aircraft from a safety perspective but will also significantly reduce the maintenance requirements versus internal combustion propulsion systems found in similarly sized aircraft and rotorcraft today.

We continue to work to optimize our eVTOL aircraft design for both manufacturing and certification. The development of an eVTOL aircraft that meets our business requirements demands significant design and development efforts on all facets of the aircraft. We believe that by bringing together a mix of talent with eVTOL, traditional commercial aerospace, as well as electric propulsion backgrounds, we have built a team that enables us to move through the design, development, and certification of our eVTOL aircraft with the FAA

in an efficient manner, thus allowing us to achieve our end goal of bringing to market our eVTOL aircraft as efficiently as possible.

GOVERNANCE & BOARD HIGHLIGHTS:

We are committed to good corporate governance, which strengthens the accountability of our board of directors and promotes the long-term interests of our stockholders. Some highlights of our governance and independent board practices are listed below:

– Majority of directors are independent (6 out of 7 current directors).
– Board of directors leadership structure with a Lead Independent Director that has been appointed by a majority of our independent directors. Our Lead Independent Director has well defined rights and responsibilities.
– All board committees are composed of independent directors.
– Comprehensive risk oversight practices, including internal controls, cybersecurity, legal and regulatory matters, compensation, and other critical evolving areas.
– Board of directors is focused on building a robust environmental, social and governance ("ESG") program, which will be overseen by our nominating and corporate governance committee.
– Independent directors conduct regular executive sessions.
– Directors maintain open communication and strong working relationships among themselves and have regular access to management.
– Board of directors has related party transaction standards for any direct or indirect involvement of a director in the company's business activities.
– Prohibitions against director, officer, and employee hedging and shorting of Archer common stock, and, except in limited circumstances, pledging Archer common stock.
– Each director attended at least 75% of the meetings of the board of directors and committees on which he or she served in 2022.
– None of our directors are considered "overboarded."
– Five of our seven directors are ethnically diverse and/or women and 50% of our board of directors and committee leadership positions are held by women.

COMPENSATION PHILOSOPHY & HIGHLIGHTS:

We strive to design our executive compensation program to balance the goals of attracting, motivating, rewarding, and retaining our executive officers, including our named executive officers, with the goal of promoting the interests of our stockholders. Our executive compensation policies and practices are designed to ensure that our compensation program is consistent with our short-term and long-term goals and include:

– an independent compensation committee;
– engagement by our compensation committee of an independent compensation consultant;
– annual executive compensation review;
– at-risk compensation;
– benchmarking;
– multi-year vesting requirements;
– pay-for-performance philosophy; and
– "double-trigger" change in control arrangements.

We structured the annual compensation of our executive officers for our fiscal year ended December 31, 2022 ("Fiscal 2022"), including our named executive officers, using three principal elements: base salary, annual cash bonus opportunities, and long-term incentive compensation opportunities in the form of equity awards. Our primary goals are to align the interests of executive officers and stockholders and link pay to performance.

Our Board of Directors and Nominees



ADAM GOLDSTEIN
Co-Founder, CEO & Director

AGE: 43

SINCE: September 2021



DEBORAH DIAZ
Director, Chairperson, Nominating and Corporate Governance Committee and Member of the Audit Committee

AGE: 65

SINCE: September 2021



FRED M. DIAZ
Lead Independent Director, Chairperson, Compensation Committee and Member of the Audit Committee

AGE: 57

SINCE: September 2021



OSCAR MUNOZ
Director, Member of the Compensation Committee

AGE: 64

SINCE: September 2021



BARBARA PILARSKI
Director, Member of the Nominating and Corporate Governance Committee
(Nominee for re-election)

AGE: 59

SINCE: January 2022



MARIA PINELLI
Director, Chairperson, Audit Committee and Member of the Compensation Committee
(Nominee for re-election)

AGE: 60

SINCE: September 2021



MICHAEL SPELLACY
Director, Member of the Nominating and Corporate Governance Committee
(Nominee for re-election)

AGE: 51

SINCE: September 2021



ARCHER AVIATION INC.
190 W. Tasman Drive
San Jose, California 95134

INFORMATION ABOUT SOLICITATION AND VOTING:

The accompanying proxy is solicited on behalf of the board of directors of Archer Aviation Inc. for use at our 2023 Annual Meeting of Stockholders to be held virtually at www.virtualshareholdermeeting.com/ACHR2023 on Friday, June 23, 2023 at 12:00 p.m. Pacific Time, and any adjournment or postponement thereof. The Notice of Internet Availability of Proxy Materials and this Proxy Statement for the Annual Meeting and the accompanying form of proxy were first distributed and made available on the Internet to stockholders on or about April 28, 2023. An annual report for Fiscal 2022 is available with this Proxy Statement by following the instructions in the Notice of Internet Availability of Proxy Materials. References to our websites in this Proxy Statement are not intended to function as hyperlinks and the information contained on our websites is not intended to be incorporated into this Proxy Statement.

INTERNET AVAILABILITY OF PROXY MATERIALS:

In accordance with SEC rules, we are using the Internet as our primary means of furnishing proxy materials to stockholders. Consequently, most stockholders will not receive paper copies of our proxy materials. We will instead send these stockholders a Notice of Internet Availability of Proxy Materials with instructions for accessing the proxy materials, including our Proxy Statement and annual report, and voting via the Internet. The Notice of Internet Availability of Proxy Materials also provides information on how stockholders may obtain paper copies of our proxy materials if they so choose. We believe this rule makes the proxy distribution process more efficient, less costly, and helps in conserving natural resources.

GENERAL INFORMATION ABOUT THE ANNUAL MEETING:

PURPOSE OF THE ANNUAL MEETING

You are receiving this Proxy Statement because our board of directors is soliciting your proxy to vote your shares at the Annual Meeting with respect to the proposals described in this Proxy Statement. This Proxy Statement includes information that we are required to provide to you pursuant to the rules and regulations of the SEC and is designed to assist you in voting your shares.

RECORD DATE; QUORUM

Only holders of record of our Class A common stock and Class B common stock at the close of business on Monday, April 24, 2023 (the "Record Date") will be entitled to vote at the Annual Meeting. At the close of business on the Record Date, we had 184,759,176 shares of Class A common stock and 62,654,784 shares of Class B common stock outstanding and entitled to vote. At the close of business on the Record Date, our directors and executive officers and their respective affiliates beneficially owned and were entitled to vote 4,412,102 shares of Class A common stock and 34,217,931 shares of Class B common stock at the Annual Meeting, or approximately 42.7% of the combined voting power of all shares of our common stock of all classes issued and outstanding on the Record Date. For ten days prior to the Annual Meeting, a complete list of the stockholders entitled to vote at the Annual Meeting will be available for examination by any stockholder for any purpose relating to the Annual Meeting during ordinary business hours at our headquarters, at 190 W. Tasman Drive, San Jose, California 95134.

The holders of a majority of the voting power of the outstanding shares of our common stock entitled to vote at the Annual Meeting as of the Record Date must be present at the Annual Meeting in order to hold the Annual Meeting and conduct business. This presence is called a quorum. Your shares are counted as present at the Annual Meeting if you are present and vote in person at the Annual Meeting or if you have properly submitted a proxy.

VOTING RIGHTS; REQUIRED VOTE

In deciding all matters at the Annual Meeting, as of the close of business on the Record Date, each share of Class A common stock represents one vote and each share of Class B common stock represents ten votes. We do not have cumulative voting rights for the election of directors. You may vote all shares owned by you as of the Record Date, including (i) shares held directly in your name as the stockholder of record and (ii) shares held for you as the beneficial owner in street name through a broker, bank, trustee, or other nominee. There are no dissenter or appraisal rights relating to the matters to be acted upon at the Annual Meeting.

Stockholder of Record: Shares Registered in Your Name. If, on the Record Date, your shares were registered directly in your name with our transfer agent, Continental Stock Transfer & Trust Company, then you are considered the stockholder of record with respect to those shares. As a stockholder of record, you may vote at the Annual Meeting or vote by telephone, through the Internet or, if you request or receive paper proxy materials, by filling out and returning by U.S. mail a signed and dated proxy card.

Beneficial Owner: Shares Registered in the Name of a Broker or Nominee. If, on the Record Date, your shares were held in an account with a brokerage firm, bank, or other nominee, then you are the beneficial owner of the shares held in street name. As a beneficial owner, you have the right to direct your nominee on how to vote the shares held in your account, and your nominee will provide voting instructions for you to use in directing it on how to vote your shares. However, the organization that holds your shares is considered the stockholder of record for purposes of voting at the Annual Meeting. Because you are not the stockholder of record, you may not vote your shares directly at the Annual Meeting unless you request and obtain a valid proxy from the organization that holds your shares giving you the right to vote the shares at the Annual Meeting.

Each director will be elected by a plurality of the votes present and entitled to vote at the Annual Meeting. You may vote "FOR ALL NOMINEES," "WITHHOLD AUTHORITY FOR ALL NOMINEES," or vote "FOR ALL EXCEPT" one or more of the nominees you specify. The approval of the issuance of Class A common stock pursuant to the Stellantis Forward Purchase Agreement and the Stellantis Warrant Agreement and the ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2023, will be obtained if the number of votes present or represented by proxy and voting "FOR" the proposal at the Annual Meeting exceeds the number of votes "AGAINST" the proposal.

RECOMMENDATIONS OF OUR BOARD OF DIRECTORS ON EACH OF THE PROPOSALS SCHEDULED TO BE VOTED ON AT THE ANNUAL MEETING

PROPOSAL		BOARD RECOMMENDATION	PAGE REFERENCE
Proposal 1	Election of directors named in this Proxy Statement	For All Nominees	23
Proposal 2	Approval of issuance of Class A common stock pursuant to the Stellantis Forward Purchase Agreement and the Stellantis Warrant	For	32

	Agreement		
Proposal 3	Ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2023	For	35

None of our directors and executive officers have any substantial interest in any matter to be acted upon except Proposal No. 1 with respect to the directors so nominated and Proposal No. 2 with respect to Ms. Pilarski, as described further under "Proposal No. 2 – Approval of Issuance of Class A Common Stock Pursuant to the Stellantis Forward Purchase Agreement."

ABSTENTIONS; WITHHOLD VOTES; BROKER NON-VOTES

Abstentions occur when shares present at the Annual Meeting are marked "Abstain." Under Delaware law, abstentions are counted as present and entitled to vote for purposes of determining whether a quorum is present. At the Annual Meeting, pursuant to Delaware law and the terms of our amended and restated certificate of incorporation and amended and restated bylaws, abstentions and, with respect to Proposal No. 1, proxies marked "withhold authority" will have no effect on Proposal No. 1, Proposal No. 2 or Proposal No. 3.

Broker non-votes occur when shares held by a broker for a beneficial owner are not voted because the broker did not receive voting instructions from the beneficial owner and lacked discretionary authority to vote the shares. Under Delaware law, broker non-votes are counted as present and entitled to vote for purposes of determining whether a quorum is present. However, brokers have limited discretionary authority to vote shares that are beneficially owned. While a broker is entitled to vote shares held for a beneficial owner on "routine" matters without instructions from the beneficial owner of those shares, absent instructions from the beneficial owner of such shares, a broker is not entitled to vote shares held for a beneficial owner on "non-routine" matters. At our Annual Meeting, only Proposal No. 3 is considered a routine matter and brokers have discretionary authority to vote shares that are beneficially owned on Proposal No. 3. If a broker chooses not to vote shares for or against Proposal No. 3, it will have the same effect as an abstention. The other proposals presented at the Annual Meeting are non-routine matters and therefore broker non-votes are not deemed to be shares entitled to vote on and will have no effect on Proposal No. 1 and Proposal No. 2. Accordingly, we encourage you to provide voting instructions to your broker, whether or not you plan to attend the Annual Meeting.

VOTING INSTRUCTIONS; VOTING OF PROXIES

VIA THE INTERNET	CALL TOLL FREE	MAIL SIGNED PROXY CARD
You may vote via the virtual meeting website—any stockholder can attend the Annual Meeting by visiting www.virtualshareholdermeeting.com/ACHR2023, where stockholders may vote and submit questions during the meeting. The meeting starts at 12:00 p.m. Pacific Time. Please have your 16-Digit Control Number to join the Annual Meeting. Instructions on how to attend and participate via the Internet, including how to demonstrate proof of stock ownership, are posted at www.proxyvote.com.	You may vote by telephone—in order to do so, please follow the instructions shown on your Notice of Internet Availability of Proxy Materials or proxy card.	You may vote by mail—if you request or receive a paper proxy card and voting instructions by mail, simply complete, sign, and date the enclosed proxy card and promptly return it in the envelope provided or, if the envelope is missing, please mail your completed proxy card to Vote Processing, c/o Broadridge Financial Solutions, Inc., 51 Mercedes Way, Edgewood, New York 11717. Your completed, signed, and dated proxy card must be received prior to the Annual Meeting.

Votes submitted by telephone or through the Internet must be received by 8:59 p.m. Pacific Time / 11:59 p.m. Eastern Time on Thursday, June 22, 2023. Submitting your proxy, whether by telephone, through the Internet or, if you request or receive a paper proxy card, by mail will not affect your right to vote in person should you decide to attend the Annual Meeting. If you are not the stockholder of record, please refer to the voting instructions provided by your nominee to direct your nominee on how to vote your shares. Your vote is important. Whether or not you plan to attend the Annual Meeting, we urge you to vote by proxy to ensure that your vote is counted.

All proxies will be voted in accordance with the instructions specified on the signed proxy card. If you sign a physical proxy card and return it without instructions as to how your shares should be voted on a particular proposal at the Annual Meeting, your shares will be voted in accordance with the recommendations of our board of directors stated above.

If you do not vote and you hold your shares in street name, and your broker does not have discretionary power to vote your shares, your shares may constitute "broker non-votes" (as described above) and will not be counted in determining the number of shares necessary for approval of the proposals. However, broker non-votes will be counted for the purpose of establishing a quorum for the Annual Meeting.

If you receive more than one proxy card, this is because your shares are registered in more than one name or are registered in different accounts. To make certain all of your shares are voted, please follow the instructions included on each Notice of Internet Availability of Proxy Materials or proxy card and vote each Notice of Internet Availability of Proxy Materials or proxy card by telephone, through the Internet, or by mail. If you requested or received paper proxy materials and you intend to vote by mail, please complete, sign, and return each proxy card you received to ensure that all of your shares are voted.

We strongly recommend that you vote your shares in advance of the meeting as instructed above, even if you plan to attend the Annual Meeting virtually.

REVOCABILITY OF PROXIES

A stockholder of record who has given a proxy may revoke it at any time before it is exercised at the Annual Meeting by:

– delivering to our Secretary by mail a written notice stating that the proxy is revoked;
– signing and delivering a proxy bearing a later date;
– voting again by telephone or through the Internet; or
– attending virtually and voting during the Annual Meeting (although attendance at the Annual Meeting will not, by itself, revoke a proxy).

Please note, however, that if your shares are held of record by a broker, bank, or other nominee and you wish to revoke a proxy, you must contact that firm to revoke any prior voting instructions.

EXPENSES OF SOLICITING PROXIES

We will pay the expenses of soliciting proxies, including preparation, assembly, printing, and mailing of this Proxy Statement, the proxy, and any other information furnished to stockholders. Following the original mailing of the soliciting materials, we and our agents, including directors, officers, and other employees, without additional compensation, may solicit proxies by mail, email, telephone, facsimile, by other similar means, or in person. Following the original mailing of the soliciting materials, we will request brokers, custodians, nominees, and other record holders to forward copies of the soliciting materials to persons for whom they hold shares and to request authority for the exercise of proxies. In such cases, we, upon the request of the record holders, will reimburse such holders for their reasonable expenses. If you choose to access the proxy materials or vote through the Internet, you are responsible for any Internet access charges you may incur.

VOTING RESULTS

Voting results will be tabulated and certified by the inspector of elections appointed for the Annual Meeting. The preliminary voting results will be announced at the Annual Meeting. The final results will be tallied by the inspector of elections and filed with the SEC in a current report on Form 8-K within four business days of the Annual Meeting.

PARTICIPATING IN THE ANNUAL MEETING

To participate in the virtual meeting, visit www.virtualshareholdermeeting.com/ACHR2023 and enter the 16-digit Control Number included on your proxy card or on the instructions that accompanied your proxy materials. Beneficial stockholders who do not have a control number may gain access to the meeting by logging into their broker, brokerage firm, bank, or other nominee's website and selecting the shareholder communications mailbox to link through to the meeting. Instructions should also be provided on the voting instruction card provided by your broker, bank, or other nominee.

As part of the Annual Meeting, we will hold a live Q&A session, during which we intend to answer appropriate questions submitted during the meeting and that relate to the matters to be voted on at the Annual Meeting. If you wish to submit germane questions prior to the Annual Meeting, please visit www.virtualshareholdermeeting.com/ACHR2023 and follow the instructions on your Notice of Internet Availability of Proxy Materials or proxy card. If you wish to submit a question during the Annual Meeting, log into the virtual meeting platform at the link provided in the paragraph above, type your question into the "Ask a Question" field, and click "Submit." Our Annual Meeting, including the Q&A session, will be conducted in accordance with the "Rules of Conduct," which will be available on our Annual Meeting web portal. If your question is germane to the business of the Annual Meeting and properly submitted during the relevant portion of the meeting agenda pursuant to the "Rules of Conduct," we will seek to respond to your question during the live webcast, subject to time constraints. To provide access to all stockholders, each stockholder will be limited to two questions, and if multiple questions are submitted on the same subject, we may consolidate them for a single response to avoid repetition. We reserve the right to exclude questions that are irrelevant to the proposals that are the subject of the Annual Meeting or irrelevant to the business of Archer, or derogatory or in bad taste; that relate to pending or threatened litigation; that are personal grievances; or that are otherwise inappropriate (as determined by the Secretary of the Annual Meeting). Only validated stockholders or proxy holders will be able to ask questions in the designated field on the web portal. A webcast replay of the Annual Meeting, including the Q&A Session, will be archived on the virtual meeting platform until the date of the 2024 annual meeting of stockholders.

If we experience technical difficulties during the meeting (*e.g.*, a temporary or prolonged power outage), we will determine whether the meeting can be promptly reconvened (if the technical difficulty is temporary) or whether the meeting will need to be reconvened on a later day (if the technical difficulty is more prolonged). In any such situation, we will promptly notify stockholders of the decision. If you encounter technical difficulties accessing our meeting or asking questions during the meeting, please contact the support line noted on the login page of the virtual meeting website.

CORPORATE GOVERNANCE:

We are strongly committed to good corporate governance practices. These practices provide an important framework within which our board of directors and management can pursue our strategic objectives for the benefit of our stockholders.

INDEPENDENCE OF DIRECTORS

The listing rules of the New York Stock Exchange ("NYSE") generally require that a majority of the members of a listed company's board of directors be independent. In addition, the listing rules generally require that, subject to specified exceptions, each member of our audit, compensation, and nominating and corporate governance committees be independent.

In addition, audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in their capacity as a member of the audit committee, the board of directors, or any other board committee accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries; or be an affiliated person of the listed company or any of its subsidiaries.

Our board of directors performs an annual review of the independence of our directors based, in part, on the review of information by our management and outside legal counsel. In our most recent review, we determined that Deborah Diaz, Fred M. Diaz, Oscar Munoz, Barbara Pilarski, Maria Pinelli, and Michael Spellacy, representing six of our seven directors, are "independent directors" as defined under the applicable rules, regulations, and listing standards of NYSE and the applicable rules and regulations promulgated by the SEC. We also determined that all members of our audit committee, compensation committee, and nominating and corporate governance committee are independent and satisfy the relevant SEC and NYSE independence requirements for such committees.

BOARD OF DIRECTORS AND COMMITTEE SELF-EVALUATIONS

Throughout the year, our board of directors discusses corporate governance practices with management and third-party advisors to ensure that the board of directors and its committees follow practices that are optimal for the company and its stockholders. Based on an evaluation process recommended and overseen by our nominating and corporate governance committee pursuant to the committee's authority set forth in its charter, the board of directors conducts an annual self-evaluation, including an evaluation of each committee and the contributions of individual directors, in order to determine whether the board and its committees are functioning effectively. The results of the annual self-evaluation are reviewed and addressed by the nominating and corporate governance committee and then by the full board of directors.

BOARD LEADERSHIP STRUCTURE

Our Corporate Governance Guidelines provide our board of directors with flexibility to select the appropriate board leadership structure depending on what the board of directors determines is in the best interests of our stockholders at a given time. In making leadership structure determinations, the board of directors considers many factors, including the specific needs of the business and what is in the best interests of our stockholders. We do not currently have a Chairperson of the board of directors. Fred M. Diaz, an independent member of our board of directors, currently serves as our Lead Independent Director. While we do not have a Chairperson, our Chief Executive Officer ("CEO"), who is responsible for the day-to-day leadership, management, direction and performance of the company, presides over our board meetings until we appoint a Chairperson. Our Lead Independent Director is responsible for coordinating the activities of the independent directors, including:

– presiding at all meetings of the board of directors at which the CEO is not present or when the performance of our board of directors or CEO is discussed;

- acting as a liaison between the independent directors and the CEO;
- convening meetings of the independent directors as appropriate;
- consulting with the CEO in planning and setting schedules and agendas for meetings of the board of directors;
- be available for consultation and direct communication with stockholders as appropriate; and
- performing such other functions as the board of directors may delegate.

Our board of directors believes that its independence and oversight of management is maintained effectively through this leadership structure, the composition of our board of directors, and sound corporate governance policies and practices. Our board of directors will regularly review its leadership structure and composition, along with its policies and practices, as our company grows and evolves. Changes in the leadership structure of our board of directors are reflected on our website shortly after becoming effective and disclosed with applicable regulatory requirements.

EXECUTIVE SESSIONS OF INDEPENDENT DIRECTORS
In order to encourage and enhance communication among independent directors and as required by the NYSE, our independent directors meet in regularly scheduled executive sessions on a quarterly basis, which are presided by Mr. Diaz, our Lead independent Director, and at which only independent directors are present. Our board of directors believes that executive sessions foster open and frank communication among the independent directors, which will ultimately add to the effectiveness of our board of directors, as a whole.

COMMITTEES OF OUR BOARD OF DIRECTORS

Our board of directors has established an audit committee, a compensation committee, and a nominating and corporate governance committee. Directors serve on these committees until their resignations, deaths, or until otherwise determined by our board of directors. The composition and responsibilities of each committee are described below.

NAME	AUDIT COMMITTEE	COMPENSATION COMMITTEE	NOMINATING AND CORPORATE GOVERNANCE COMMITTEE
Deborah Diaz	● (Member)		● (Chair)
Fred M. Diaz	● (Member)	● (Chair)	
Oscar Munoz		● (Member)	
Barbara Pilarski			● (Member)
Maria Pinelli	● (Chair)	● (Member)	
Michael Spellacy			● (Member)
Number of meetings	9	7	4

● Committee Member   ● Committee Chair

Each of these committees has a written charter approved by our board of directors. Copies of the charters for each committee are available, without charge, upon request in writing to Archer Aviation Inc., 190 W. Tasman Drive, San Jose, California 95134, Attn: Chief Legal Officer, or on our investor relations website at investors.archer.com, by clicking on "Governance Documents" in the "Corporate Governance" section.

AUDIT COMMITTEE

Our audit committee is composed of Ms. Pinelli, who is the chairperson of our audit committee, and Ms. Diaz and Mr. Diaz. Each member of our audit committee is independent under the current NYSE and SEC rules and regulations. Each member of our audit committee is financially literate as required by the current NYSE listing standards. Our board of directors has also determined that Ms. Pinelli is an "audit committee financial expert" as defined in Item 407(d)(5)(ii) of Regulation S-K promulgated under the Securities Act of 1933, as amended (the "Securities Act"). This designation does not impose any duties, obligations, or liabilities that are greater than those generally imposed on members of our audit committee and our board of directors. Our audit committee is responsible for, among other things:

– reviewing and discussing with management our quarterly and annual financial results, earnings guidance, and earnings press releases prior to distribution to the public;
– selecting, appointing, compensating and overseeing the work of the independent registered public accounting firm;
– reviewing the qualification, performance and continuing independence of the independent registered public accounting firm;
– discussing the scope and results of the audit with the independent registered public accounting firm and reviewing, with management and that firm, our interim and annual financial results;
– establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters, and for the confidential and anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;
– overseeing our internal audit function;
– overseeing and considering the effectiveness of our internal controls;
– reviewing proposed waivers of the code of conduct for directors, executive officers, and employees (with waivers for directors or executive officers to be approved by the board of directors);
– reviewing with management the company's significant risks, reviewing our policies for risk assessment and risk management, and steps management has taken to monitor or mitigate these risks;
– reviewing and approving or ratifying related party transactions that are material or otherwise implicate disclosure requirements; and
– approving or, as permitted, pre-approving all audit and non-audit services to be performed by the independent registered public accounting firm.

COMPENSATION COMMITTEE

Our compensation committee is composed of Mr. Diaz, who is the chairperson of our compensation committee, Mr. Munoz and Ms. Pinelli. Each member of our compensation committee is independent under the current NYSE and SEC rules and regulations. Each member of this committee is a non-employee director, as defined in Rule 16b-3 promulgated under the Exchange Act. Our compensation committee is responsible for, among other things:

– reviewing and approving the compensation and the terms of any compensatory agreements of our executive officers;
– reviewing and recommending to our board of directors the compensation of our non-employee directors;
– reviewing and approving the selection of our peer companies for compensation assessment purposes;
– administering our equity incentive compensation plans;
– reviewing our compensation-related risk exposures and management's mitigation measures;
– reviewing succession plans for senior management positions, including our CEO;
– reviewing and approving, or making recommendations to our board of directors, with respect to, incentive compensation and equity plans; and
– establishing our overall compensation philosophy.

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

Our nominating and corporate governance committee is composed of Ms. Diaz, who is the chairperson of the nominating and corporate governance committee, and Ms. Pilarski and Mr. Spellacy. Each member of our nominating and corporate governance committee is independent under the current NYSE and SEC rules and regulations. Our nominating and corporate governance committee is responsible for, among other things:

– identifying and recommending candidates for membership on our board of directors;
– recommending directors to serve on board committees;
– advising the board on certain corporate governance matters;
– developing policies regarding director nomination processes, if and as the committee determines it appropriate to have such policies;
– establishing procedures for the receipt, retention and treatment of complaints received by us regarding violations of company policies or law, including the confidential and anonymous submission by our employees of concerns regarding any conduct that may violate company policies or law;
– developing and overseeing any program relating to corporate responsibility and sustainability, including environmental, social, and corporate governance matters and related risks, controls, and procedures; and
– overseeing the evaluation of our board of directors and its committees.

OUR BOARD OF DIRECTORS' ROLE IN RISK OVERSIGHT

Our board of directors, as a whole, has responsibility for overseeing our risk management process, although the committees of our board of directors oversee and review risk areas that are particularly relevant to them.

Each committee of our board of directors meets with key management personnel and representatives of outside advisors to oversee risks associated with their respective principal areas of focus, as described below. We believe this division of responsibilities is an effective approach for addressing the risks we face and that our board leadership structure supports this approach. The audit committee reviews our processes and policies on risk identification, management and assessment in all areas of our business, with a focus on our policies and other matters relating to our investments, cash management and foreign exchange management, major financial risk exposures, the adequacy and effectiveness of our cybersecurity and other information security policies and practices and the internal controls regarding information security, and the steps taken by management to monitor and mitigate or otherwise control these exposures and to identify future risks. The compensation committee reviews major compensation- and human capital-related risk exposures and the steps management has taken to monitor or mitigate such exposures. It also evaluates the efficacy of our compensation policy and strategy in achieving gender pay parity, positive social impact and attracting a diverse workforce. The nominating and corporate governance committee reviews and assesses risks relating to our corporate governance practices, reviews and assesses our performance, risks, controls, and procedures relating to corporate responsibility and sustainability, including ESG, reviews the independence of our board of directors, and reviews and discusses our board of directors' leadership structure and role in risk oversight.

Our board of directors also reviews strategic, operational, compliance and financial risk in the context of discussions, question and answer sessions, and reports from the management team at each regular board meeting, receives reports on all significant committee activities at each regular board meeting, and evaluates the risks inherent in significant transactions. The risk oversight responsibility of our board of directors and its committees is supported by management level committees.

Cybersecurity Risk Oversight. Securing the information of our employees, vendors, and other third parties is important to us. We have adopted certain physical, technological, and administrative controls on data security. While everyone at our company plays a part in managing these risks, oversight responsibility is shared by our board of directors, our audit committee, and management. Our Chief Information Officer provides regular cybersecurity updates to our audit committee. Our audit committee reviews those updates to

evaluate our program maturity, threat response preparedness, and risk mitigation status against the current and emerging threat landscape. Additionally, we leverage certain third-party security experts for risk assessments and program enhancements as we work to continue to enhance our cybersecurity program.

Management Succession Planning. Our board of directors recognizes that one of its most important duties is its oversight of succession planning for our CEO and other executive officers. Our board of directors has delegated primary oversight responsibility for succession planning for our CEO and our other executive officers to the nominating and corporate governance committee. Our board of directors continues to regularly evaluate its succession planning to ensure that we are well-positioned to continue to execute on our corporate strategy.

Oversight of Corporate Strategy. Our board of directors actively oversees management's establishment and execution of corporate strategy, including major business and organizational initiatives, annual budget and long-term strategic plans, capital allocation priorities, potential corporate development opportunities, and risk management. At its regularly scheduled meetings and throughout the year, our board of directors receives information and formal updates from our management and actively engages with the senior leadership team with respect to our corporate strategy. Our board of directors' diverse skill set and experience enhances our board of directors' ability to support management in the execution and evaluation of our corporate strategy. The independent members of our board of directors also hold regularly scheduled executive sessions at which strategy is discussed.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The members of our compensation committee during the last fiscal year (i.e., 2022) included Mr. Diaz, who is the chairperson of our compensation committee, Mr. Munoz and Ms. Pinelli. None of the members of our compensation committee during the last fiscal year have been an officer or employee of ours or any of our subsidiaries, and none had or have any relationships with us that are required to be disclosed under the Exchange Act, or Regulation S-K. During the last fiscal year, none of our executive officers served as a member of the board of directors, or as a member of the compensation or similar committee of any entity that has one or more executive officers who served on our board of directors or compensation committee.

ANTI-HEDGING AND PLEDGING

We have established an insider trading policy, which, among other things, prohibits all employees, including our officers, and non-employee directors from engaging in short sales or transactions in publicly-traded options (such as puts and calls) and other derivative securities relating to our common stock, hedging or engaging in a similar transaction designed to decrease the risks associated with holding our securities, pledging any of our securities without prior approval from our Chief Legal Officer, and holding any of our securities in a margin account.

BOARD AND COMMITTEE MEETINGS AND ATTENDANCE

Our board of directors and its committees meet regularly throughout the year, and also hold special meetings and act by written consent from time to time. In Fiscal 2022, our board of directors met six times, our audit committee met nine times, our compensation committee met seven times and our nominating and corporate governance committee met four times. Each member of our board of directors attended at least 75% of the aggregate of the meetings of the board of directors and committees on which he or she served.

BOARD ATTENDANCE AT ANNUAL STOCKHOLDERS' MEETING

Our policy is to invite and encourage each member of our board of directors to be present at our annual meetings of stockholders. Six members of our board of directors were present at our 2022 annual meeting of stockholders.

COMMUNICATION WITH DIRECTORS

Stockholders and interested parties who wish to communicate with our board of directors, non-management members of our board of directors as a group, a committee of our board of directors, or a specific member of our board of directors (including our chairperson or Lead Independent Director, if any) may do so by letters addressed to the attention of our Chief Legal Officer.

All communications are reviewed by the Chief Legal Officer and provided to the members of our board of directors as appropriate. Unsolicited items, sales materials, abusive, threatening, or otherwise inappropriate materials, and other routine items and items unrelated to the duties and responsibilities of our board of directors will not be provided to directors. The address for these communications is:


Archer Aviation Inc.
c/o Chief Legal Officer
190 W. Tasman Drive
San Jose, California 95134


CODE OF BUSINESS CONDUCT AND ETHICS AND CORPORATE GOVERNANCE GUIDELINES

We have adopted a Code of Business Conduct and Ethics that applies to all of the members of our board of directors, officers, and employees, and we expect our agents and contractors to conform to the standards of our Code of Business Conduct and Ethics. Our Code of Business Conduct and Ethics as well as our Corporate Governance Guidelines are posted on our investor relations website, which is located at investors.archer.com, by clicking on "Governance Documents" in the "Corporate Governance" section. We intend to satisfy the disclosure requirement under applicable SEC and stock exchange rules regarding amendment to, or waiver from, a provision of our Code of Business Conduct and Ethics by posting such information on our investor relations website at the address and location specified above.

CORPORATE SOCIAL RESPONSIBILITY AND OUR ESG ROADMAP

We are committed to bringing about positive change in the world. We recognize this effort will take innovation, commitment, and a focus on understanding the communities in which we do business. It also means integrating our values in the products and services we bring to market, the way we bring those to life, and how we treat our employees, customers and the communities that surround us. We're working to build a future that includes everyone and inspires us all to make a positive impact, together.

Environmental. Since inception, our mission has been to advance the benefits of sustainable air mobility. We're dedicated to creating an aircraft and an urban air mobility ecosystem that will help propel the world towards a zero-emissions future. We plan to improve the environment of the communities in which we operate in a number of ways, including by working to ensure that: we responsibly source and manufacture our aircraft, our aircraft emit zero emissions during operations, we use renewable energy at all Archer operated vertiports, we responsibly dispose of, and look to recycle, the batteries used in our aircraft, and we minimize the noise produced by our aircraft. In all of our work ahead, we're planning to partner closely with the governmental authorities and communities in which we operate to make sure our environmental efforts are aligned.

Social. At Archer, we recognize that together we can accomplish more than we can on our own. Working collaboratively, whether it's across our employee base, with governmental authorities or the communities in which we plan to operate is critical for us to deliver on our mission. The complexity of our product and planned urban air mobility ecosystems demand that we bring together a wide range of skill sets and backgrounds. Therefore, we work to put people first - by designing an aircraft and ecosystem that will be accessible to the masses, creating an inclusive and diverse work environment, and respecting the human rights of everyone in the communities in which we do business. And, as a company that is building aircraft, safety is always first. We are dedicated to ensuring we are a force for positive change in the lives of our employees, future passengers, and the communities in which we will operate. We will grow together, achieve together and celebrate together.

Governance. We are long-term, mission-driven thinkers with an entrepreneurial spirit. We are not afraid to be bold, think creatively, and overcome obstacles. Throughout, our aim is to embed transparency and accountability at every level of our company. Our board of directors and governance structure helps foster principled actions, informed and effective decision-making, and appropriate monitoring of our compliance and performance.

Our ESG efforts will continue to be centered around the core values that are foundational to the company we are building:

– Results;
– Innovation;
– Optimism;
– Collaboration; and
– Safety.

You can learn more about those values at www.archer.com/mission. Information contained on our website is not incorporated by reference in, and does not constitute part of, this Proxy Statement.

NOMINATIONS PROCESS AND DIRECTOR QUALIFICATIONS:

NOMINATION TO THE BOARD OF DIRECTORS

Candidates for nomination to our board of directors are selected by our board of directors based on the recommendation of the nominating and corporate governance committee in accordance with the committee's charter, our amended and restated certificate of incorporation and amended and restated bylaws, and the criteria approved by our board of directors regarding director candidate qualifications. In recommending candidates for nomination, the nominating and corporate governance committee considers candidates recommended by directors, officers, employees, stockholders, and others, using the same criteria to evaluate all candidates. Evaluations of candidates generally involve a review of background materials, internal discussions, and interviews with selected candidates as appropriate and, in addition, the committee may engage consultants or third-party search firms to assist in identifying and evaluating potential nominees.

The nominating and corporate governance committee will consider properly submitted stockholder recommendations for candidates for our board of directors who meet the qualifications as described above. The nominating and corporate governance committee does not intend to alter the manner in which it evaluates candidates, including the criteria set forth below, based on whether or not the candidate was recommended by a stockholder. A stockholder of record can nominate a candidate for election to the board of directors by complying with the procedures in our amended and restated bylaws. Submissions must include the full name of the proposed nominee, complete biographical information, the principal occupation or employment of the proposed nominee, other information specified in our bylaws, and a representation that the nominating stockholder is a beneficial or record holder of our common stock. Any such submission must be accompanied by the written consent of the proposed nominee to be named as a nominee and to serve as a director if elected. These candidates are evaluated at meetings of the nominating and corporate governance committee, and may be considered at any point during the year. If any materials are provided by a stockholder in connection with the recommendation of a director candidate, such materials are forwarded to the nominating and corporate governance committee.

Additional information regarding the process for properly submitting stockholder nominations for candidates for membership on our board of directors is set forth below under "Additional Information—Stockholder Proposals to Be Presented at Next Annual Meeting."

Additionally, in accordance with the Forward Purchase Agreement (as defined in "Proposal No. 2 – Approval of Issuance of Class A Common Stock Pursuant to the Stellantis Forward Purchase Agreement and the Stellantis Warrant Agreement"), from and after the date of the Forward Purchase Agreement, Stellantis will maintain the right to nominate one individual for election to our board of directors as a Class II director at the Annual Meeting through the date of our annual meeting of stockholders to occur in 2026 (which initial designee shall be Barbara Pilarski, who currently serves as a Class II director on the board of directors and who has been nominated by our board of directors for election at the Annual Meeting—see "Proposal No. 1 – Election of Directors") and, so long as Stellantis or its affiliates beneficially own shares of Class A common stock equal to at least 12.5% of our outstanding shares of Class A common stock, will have the right to continue to nominate one individual for election to the board of directors as a Class II director at our annual meeting of stockholders to occur in 2026 through the date of our annual meeting of stockholders in 2029.

DIRECTOR QUALIFICATIONS; DIVERSITY

With the goal of developing a diverse, experienced and highly qualified board of directors, the nominating and corporate governance committee is responsible for developing and recommending to our board of directors the desired qualifications, expertise, and characteristics of members of our board of directors, including any specific minimum qualifications that the committee believes must be met by a committee-recommended nominee for membership on our board of directors and any specific qualities or skills that the committee believes are necessary for one or more of the members of our board of directors to possess. We value diversity on a company-wide basis and seek to achieve a mix of board members that represents a diversity of

background and experience, including with respect to age, gender, race, ethnicity, and occupation. Although the board of directors does not establish specific goals with respect to diversity, our board of directors' overall diversity is a significant consideration in the director nomination process.

Because the identification, evaluation, and selection of qualified directors is a complex and subjective process that requires consideration of many intangible factors, and will be significantly influenced by the particular needs of our board of directors from time to time, our board of directors has not adopted a specific set of minimum qualifications, qualities or skills that are necessary for a nominee to possess, other than those that are necessary to meet U.S. legal, regulatory and the NYSE listing requirements and the provisions of our amended and restated certificate of incorporation, amended and restated bylaws and charters of the committees of our board of directors. When considering nominees, the nominating and corporate governance committee may take into consideration many factors including, among other things, a candidate's independence, integrity, diversity, skills, financial and other expertise, breadth of experience, knowledge about our business or industry, and ability to devote adequate time and effort to responsibilities of our board of directors in the context of its existing composition. Through the nomination process, the nominating and corporate governance committee seeks to promote board membership that reflects a diversity of business experience, expertise, viewpoints, personal backgrounds, and other characteristics that are expected to contribute to our board of directors' overall effectiveness.

PROPOSAL NO. 1 - ELECTION OF DIRECTORS:

Our board of directors has nominated Ms. Pilarski, Ms. Pinelli and Mr. Spellacy for election as Class II directors at the Annual Meeting. Our board of directors currently consists of seven directors and is divided into three classes. Each class serves for three years, with the terms of office of the respective classes expiring in successive years. Directors in Class II will stand for election at the Annual Meeting. The terms of office of directors in Class III and Class I do not expire until the annual meetings of stockholders held in 2024 and 2025, respectively. At the recommendation of our nominating and corporate governance committee, our board of directors proposes that each of the three Class II nominees named below, each of whom is currently serving as a Class II director, be elected as a Class II director for a three-year term expiring at the 2026 annual meeting of stockholders and until such director's successor is duly elected and qualified or until such director's earlier death, resignation, disqualification, or removal. Each director will be elected by a plurality of the votes present, which means that the three individuals nominated for election to our board of directors at the Annual Meeting receiving the highest number of "FOR" votes will be elected.

Shares represented by proxies will be voted "FOR" the election of each of the nominees named below, unless the proxy is marked to withhold authority to so vote. If any nominee for any reason is unable to serve or for good cause will not serve, the proxies may be voted for such substitute nominee as the proxy holder might determine. Each nominee has consented to being named in this Proxy Statement and to serve if elected. Proxies may not be voted for more than three directors. Stockholders may not cumulate votes for the election of directors.

Each person nominated for election has agreed to serve if elected, and management and the board of directors have no reason to believe that either nominee will be unable to serve. If, however, prior to the Annual Meeting, the board of directors should learn that either nominee will be unable to serve for any reason, the proxies that otherwise would have been voted for this nominee will be voted for a substitute nominee as selected by the board of directors. Alternatively, the proxies, at the board of director's discretion, may be voted for no nominees as a result of the inability of either nominee to serve.

There are no family relationships among our directors and executive officers.

NOMINEES TO OUR BOARD OF DIRECTORS

The nominees and their ages, occupations, and length of service on our board of directors as of the Record Date, are provided in the table below and in the additional biographical descriptions set forth in the text below the table.

NAME	AGE	POSITION	DIRECTOR SINCE
Barbara Pilarski[1]	59	Director	January 2022
Maria Pinelli[2][3]	60	Director	September 2021
Michael Spellacy[1]	51	Director	September 2021

(1)   Member of the nominating and corporate governance committee
(2)   Chairperson of the audit committee
(3)   Member of the compensation committee



BARBARA PILARSKI

DIRECTOR

AGE: 59

DIRECTOR SINCE:
January 2022

COMMITTEES:
Nominating and Corporate Governance

Ms. Pilarski has served as a member of our board of directors since January 2022. Ms. Pilarski currently serves as Global Head of Business Development at Stellantis, a position she has occupied since March 2021. Prior to joining Stellantis, Ms. Pilarski was employed at FCA US LLC ("FCA") since 2009, having served as Head of Business Development for the North America region from March 2019 to February 2021, Head of Human Resources for the North America region from September 2017 to March 2019, and Head of Business Development for the North America region from June 2009 to September 2017. Prior to her employment at FCA, Ms. Pilarski served in various business development and finance positions within Chrysler LLC, DaimlerChrysler Corporation, and Chrysler Corporation since September 1985. Ms. Pilarski is the Executive Sponsor of the Stellantis Women's Business Resource Group, which is dedicated to pursuing the professional development and advancement of female employees.

SKILLS & EXPERIENCE

Ms. Pilarski has a B.S. in Business Administration from Wayne State University and an M.B.A. from the University of Michigan. We believe that Ms. Pilarski's leadership and business development roles at international companies and extensive experience in transportation and manufacturing qualify her to serve on our board.

OTHER CURRENT PUBLIC BOARD DIRECTORSHIPS
–   None



MARIA PINELLI

DIRECTOR

AGE: 60

DIRECTOR SINCE:
September 2021

COMMITTEES:
Audit (Chair)
Compensation

Ms. Pinelli has served as a member of our board of directors since September 2021. Ms. Pinelli has served as the Chief Executive Officer of Strategic Growth Advisors, LLC since December 2020. From July 2017 to December 2020, Ms. Pinelli led Ernst & Young LLP's ("EY") Consumer Products and Retail sector based in the U.S. Southeast. From July 2011 to June 2017, Ms. Pinelli was a Global Vice Chair of EY and led EY's Global Strategic Growth Business unit with a focus on serving entrepreneurs, private and public companies poised for exponential growth. During the same period, she also served as EY's Global IPO Leader, helping clients prepare for the public markets including initial public offering readiness, Sarbanes-Oxley Act compliance and how to manage stakeholder expectations. Prior to leading this global business of EY, Ms. Pinelli was EY's Americas Director of Strategic Growth Markets from 2006 to 2011. She has led more than 20 IPOs in four different countries, more than 25 M&A transactions worldwide and speaks fluently on the capital markets, and has testified as an expert before the U.S. Financial Services Committee.

SKILLS & EXPERIENCE

Ms. Pinelli holds a B.Com. in Commerce from McMaster University and is a qualified public accountant in the United Kingdom and Canada. We believe that Ms. Pinelli is well-qualified to serve on our board due her previous international business and leadership roles, professional experience in the areas of finance, accounting, and audit oversight and her extensive experience in advising growth companies.

OTHER CURRENT PUBLIC BOARD DIRECTORSHIPS
–   Globant S.A.
–   International Game Technology PLC



MICHAEL SPELLACY

DIRECTOR

AGE: 51

DIRECTOR SINCE:
September 2021

COMMITTEES:
Nominating and Corporate Governance

Mr. Spellacy has served as a member of our board of directors since September 2021. Mr. Spellacy was appointed Atlas Crest Investment Corp.'s Chief Executive Officer on October 2, 2020, and a director on October 14, 2020. Mr. Spellacy is also the Chief Executive Officer and a director of Atlas Crest Investment Corp. II and a director of Enfusion, Inc. Mr. Spellacy has extensive experience in technology, data and analytics, capital markets and private equity and has worked as an investor, investment banker and consultant. Most recently, Mr. Spellacy was a Senior Managing Director at Accenture plc ("Accenture") from September 2018 to October 2020 and Global Industry Leader of Accenture Capital Markets from December 2017 to August 2018 while overseeing Accenture's Asset Management, Wealth Management and Investment and Trading businesses. Mr. Spellacy began his role at Accenture in 2017. Prior to Accenture, Mr. Spellacy was a Senior Partner, Asset and Wealth Management, at PricewaterhouseCoopers LLP from 2015 to 2017 and prior to that role, Mr. Spellacy was a Partner at Broadhaven Capital, an industry leading independent investment bank and private equity investor servicing the financial services and technology sectors from 2013 to 2015. Prior to Broadhaven, Mr. Spellacy was a Senior Executive, Management Committee Advisor at Bridgewater Associates, a widely recognized asset manager from 2009 to 2013. Prior to Bridgewater, Mr. Spellacy was a Partner and Managing Director at the Boston Consulting Group from 2003 to 2009 where he helped guide the firm's global Alternative Investments Practice providing strategic business advisory services to global asset managers, sovereign wealth funds and asset owners.

SKILLS & EXPERIENCE
Mr. Spellacy received his B.S. in Economics from the London School of Economics and MBA from the University of Hartford. We believe that Mr. Spellacy's deep investing and capital markets expertise and extensive management experience qualify him to serve on our board.

OTHER CURRENT PUBLIC BOARD DIRECTORSHIPS
– Atlas Crest Investment Corp. II
– Enfusion, Inc.

CONTINUING DIRECTORS

The following is biographical and certain other information for each of our continuing directors as of the Record Date.

NAME	AGE	POSITION	CLASS	DIRECTOR SINCE
Deborah Diaz(1)(2)	65	Director	Class I	September 2021
Fred M. Diaz(1)(3)(4)	57	Director	Class I	September 2021
Adam Goldstein	43	Director	Class III	September 2021
Oscar Munoz(5)	64	Director	Class III	September 2021

(1) Member of the audit committee
(2) Chairperson of the nominating and corporate governance committee
(3) Chairperson of the compensation committee
(4) Lead Independent Director
(5) Member of the compensation committee



DEBORAH DIAZ

DIRECTOR

AGE: 65

DIRECTOR SINCE:
September 2021

COMMITTEES:
Nominating and Corporate Governance (Chair)
Audit

Ms. Diaz has served as a member of our board of directors and audit committee and as the Chair of the nominating and corporate governance committee since September 2021. As CEO and VC Advisor of Catalyst ADV, Ms. Diaz manages a strategic growth advisory firm specializing in business transformation, innovative technologies, advanced manufacturing and strategic partnerships since December 2016. Ms. Diaz served as National Aeronautics and Space Administration's ("NASA") Chief Technology Officer and Deputy Chief Information Officer from November 2009 to October 2016, where she was responsible for NASA's global system infrastructure, technology pilots, and risk management. From January 2007 to November 2009, Ms. Diaz served as Deputy Chief Information Officer for the United States Patent and Trademark Office. From October 2002 to January 2007, Ms. Diaz was the Senior Technical Advisor to create the U.S. Department of Homeland Security and also the Chief Information Officer for Science and Technology. Ms. Diaz brings decades of experience with industry and international organizations overseeing large operational staffs and budget, ESG implementation, and global business joint ventures. Ms. Diaz currently serves on the board of directors of Section IO and on the advisory board of directors of Equinix and Intel Corporation. Ms. Diaz formerly served on the board of directors of Dell Technologies GAB, Forcepoint EAB, Battle Resource Management, Inc., Intelvative, Inc., and eKuber Ventures.

SKILLS & EXPERIENCE

Ms. Diaz is National Association of Corporate Directors "Directorship" and Directors Academy "Board Director" certified. She holds an M.S. in International Business from Colorado State University and B.S. in Business Administration from Stonehill College. Ms. Diaz is also a licensed single engine pilot. We believe that Ms. Diaz's broad experience working with innovative technologies and leadership in multiple high-risk market evolutions in both the private sector and government qualify her to serve on our board.

OTHER CURRENT PUBLIC BOARD DIRECTORSHIPS

– Primis Financial Corp.



FRED M. DIAZ

LEAD INDEPENDENT DIRECTOR

AGE: 57

DIRECTOR SINCE:
September 2021

COMMITTEES:
Compensation (Chair)
Audit

Mr. Diaz has served as a member of our board of directors since September 2021. Mr. Diaz served as President, CEO and Chairman of the Board of Mitsubishi Motors North America from April 2018 to April 2020. Before that, Mr. Diaz served as General Manager in Charge, Performance Optimization Global Marketing and Sales of Mitsubishi Motors Corporation in Japan, from July 2017 to April 2018. From April 2013 to July 2017, Mr. Diaz served in a number of roles for Nissan Motor Corporation, including Division Vice President & General Manager—North American Trucks and Light Commercial Vehicles, Sr. Vice President Sales, Marketing, Product Planning and Operations, and Division Vice President, Sales, Marketing, Product Planning and Parts & Service. Mr. Diaz also served in several roles for Fiat Chrysler Automobiles from 2004 to 2013, including President and CEO Ram Truck Brand, President and CEO Chrysler Mexico, Head of National Sales and National Director of Marketing Communications.

SKILLS & EXPERIENCE

Mr. Diaz holds a B.S. in Business Administration and Management with a Minor in Psychology from Texas Lutheran University and an M.B.A. from Central Michigan University. We believe that Mr. Diaz's executive experience in various CEO and C-suite leadership roles as well as his robust sales, marketing, operations and product planning background in the automotive industry qualify him to serve on our board.

OTHER CURRENT PUBLIC BOARD DIRECTORSHIPS
– Valero Energy Corporation
– Smith & Wesson Brands, Inc.
– Site One Landscape Supply Inc. (f/k/a as John Deere Landscapes LLC)



ADAM GOLDSTEIN

CO-FOUNDER, CEO & DIRECTOR

AGE: 43

DIRECTOR SINCE:
September 2021

COMMITTEES:
None

Mr. Goldstein is Archer's co-founder and serves as our CEO. From September 2021 to April 2022, Mr. Goldstein served as our Co-CEO and Co-Chairperson of our board of directors. Prior to the closing of the business combination, Mr. Goldstein served as the President and Co-CEO of Legacy Archer and a member of the Legacy Archer board of directors since October 2018. Prior to co-founding Archer, Mr. Goldstein also co-founded and led Vettery from November 2012 to December 2019. Before Vettery, Mr. Goldstein served as Co-Managing Partner of Minetta Lane Capital Partners from March 2011 to August 2012. From February 2011 to November 2019 Mr. Goldstein served as Portfolio Manager at Plural Investments and from September 2005 to October 2009 Mr. Goldstein served as a Senior Analyst at Cedar Hill Capital Partners.

SKILLS & EXPERIENCE
Mr. Goldstein holds a B.S. in Business Administration from the University of Florida and an M.B.A. from NYU Stern School of Business. We believe that Mr. Goldstein's role as co-founder and Chief Executive Officer and his extensive insight into Archer qualify him to serve on our board.

OTHER CURRENT PUBLIC BOARD DIRECTORSHIPS
–   None



OSCAR MUNOZ

DIRECTOR

AGE: 64

DIRECTOR SINCE:
September 2021

COMMITTEES:
Compensation

Mr. Munoz has served as a member of our board of directors since September 2021. Mr. Munoz served as Chairman and CEO of United Airlines from September 2015 to May 2021. He also served as a member of the board of directors of United Continental Holdings, Inc. from October 2010 to June 2021. Before joining United's executive team, Mr. Munoz served in several roles at CSX Corporation from May 2003 to September 2015, including President, COO, CFO, and Executive Vice President. Mr. Munoz previously served on the board of directors of Continental Airlines, Inc. from May 2004 until its acquisition by United Airlines in October 2010. From January 2001 to April 2003, Mr. Munoz served as CFO of Consumer Services at AT&T. Before that, Mr. Munoz served as SVP of Finance and Administration at U.S. West from July 1997 to December 2000. Mr. Munoz also served in various leadership roles for The Coca-Cola Company from June 1986 to June 1997 and for PepsiCo from June 1982 to June 1986. Mr. Munoz currently serves on the board of directors of Univision Communications Inc. as well as an independent trustee on Fidelity Investments' Equity & High-Income Fund. Mr. Munoz also currently serves on the board of trustees of the University of Southern California and The Brookings Institution.

SKILLS & EXPERIENCE
Mr. Munoz holds a B.A. in Finance and Strategy from USC's Marshall School of Business and an MBA from Pepperdine University. We believe that Mr. Munoz's deep understanding of the airline and transportation industries and executive experience at complex multi-national businesses qualify him to serve on our board.

OTHER CURRENT PUBLIC BOARD DIRECTORSHIPS
–   CBRE Group, Inc.
–   Salesforce.com, Inc.

NON-EMPLOYEE DIRECTOR COMPENSATION

The board of directors has adopted a non-employee director compensation policy designed to align compensation with our business objectives and the creation of stockholder value, while enabling us to attract and retain directors to contribute to our long-term success.

The aggregate amount of compensation, including both cash compensation and equity compensation, paid to any of our non-employee directors for their service in a calendar year period may not exceed $1,500,000 in the first calendar year such an individual becomes a non-employee director and $750,000 in any other calendar year.

Ms. Pilarski has agreed to waive her director compensation with respect to her service as a non-employee director until such time as she is no longer employed by Stellantis or any of its affiliates.

Cash Compensation. Our non-employee directors receive a $140,000 annual cash retainer. In addition, the members of the audit committee, compensation committee, and nominating and corporate governance committee receive an annual cash retainer of $10,000, $6,000, and $4,000, respectively, with the chair of each such committee receiving an annual cash retainer of $15,000, $10,000, and $8,000 (in lieu of any member fees), respectively. In November 2022, the board of directors approved an additional annual cash retainer for our Lead Independent Director of $50,000 for the period between February 2022 until the Annual Meeting date, and then a $30,000 annual cash retainer starting after the Annual Meeting for subsequent years. In addition, we reimburse our non-employee directors for their reasonable and necessary out-of-pocket expenses incurred in connection with attending board and committee meetings or performing other services in their capacities as directors.

Equity Compensation. Our non-employee directors receive equity compensation for their service as directors, which we believe reinforces alignment with our stockholders and is consistent with our overall compensation philosophy. Each non-employee director is entitled to receive equity awards under our 2021 Equity Incentive Plan (the "2021 Plan") in the form of restricted stock units ("RSUs").

– Initial Equity Grant. Each non-employee director appointed to our board of directors is granted an equity award, in the form of RSUs, on the date of their appointment to our board of directors having an aggregate value of $200,000 based on the closing price of our Class A common stock on the date of grant (the "Initial Equity Grant"). New non-employee directors appointed to our board of directors on a date other than our annual meeting of stockholders will be provided a prorated Initial Equity Grant based on the full number of months until the next annual meeting of stockholders. The Initial Equity Grant will vest on the earlier of (i) the date of the next annual meeting of the company's stockholders and (ii) the date that is one year following the Initial Equity Grant date, in each case, so long as the non-employee director continues to provide services to the company through such date. Each Initial Equity Grant will accelerate in full upon the consummation of a Corporate Transaction (as defined in our 2021 Plan), subject to the non-employee director providing continuous service to the company through the applicable Corporation Transaction, or upon the applicable non-employee director's death or Disability (as defined in the 2021 Plan).

– Annual Equity Grant. On the date of each annual meeting of stockholders, each non-employee director who is serving on our board of directors, and who will continue to serve on our board of directors immediately following the date of such annual meeting, will automatically be granted equity, in the form of RSUs, having an aggregate value of $200,000 based on the closing price of our Class A common stock on the date of grant (the "Annual Equity Grant"). Each Annual Equity Grant will vest on the earlier of (i) the date of the next annual meeting of the company's stockholders and (ii) the date that is one year following the Annual Equity Grant date, in each case, so long as the non-employee director continues to provide services to the company through such date. Each Annual Equity Grant will accelerate in full upon the consummation of a Corporate Transaction, subject to the non-employee director providing continuous

service to the company through the applicable Corporation Transaction, or upon the applicable non-employee director's death or Disability.

In June 2022, we set up a Director Equity Deferral Plan pursuant to which non-employee directors may elect to take some or all of their Annual Equity Grant in the form of deferred rights to receive Class A common stock upon termination as a director.

The below table provides information for 2022 regarding all compensation awarded to, earned by, or paid to each person who served as a director for some portion or all of 2022, other than Brett Adcock and Mr. Goldstein. Messrs. Adcock and Goldstein are not included in the table below, as they received no compensation in 2022 for their service as directors. The compensation received by Messrs. Adcock and Goldstein as employees in 2022 is shown in the "Executive Compensation—Summary Compensation Table" below.

NAME	FEES EARNED OR PAID IN CASH ($)(1)	STOCK AWARDS ($)(2)	TOTAL ($)
Deborah Diaz	158,000	199,997	357,997
Fred M. Diaz	204,722	199,997	404,719
Oscar Munoz	146,000	199,997	345,997
Barbara Pilarski (3)	—	—	—
Maria Pinelli	161,000	199,997	360,997
Michael Spellacy	144,000	199,997	343,997

(1) Amounts reflect cash retainer amounts received by our non-employee directors for service on our board of directors, including committee and/or chairpersonship fees, and, in the case of Mr. Diaz, fees associated with serving as Lead Independent Director.

(2) Amounts reflect the aggregate grant date fair value of the RSUs measured pursuant to FASB ASC 718, without regard to forfeitures. The assumptions used in calculating the grant date fair value of these awards are set forth in Note 11 to our Notes to the Consolidated Financial Statements included on our Annual Report on Form 10-K for the year ended December 31, 2022, filed with the SEC on March 15, 2023. These amounts do not reflect the actual economic value that may be realized by the non-employee director. In addition, Mr. Diaz and Ms. Diaz elected to defer receipt of their 48,661 RSUs granted during 2022, and Mr. Munoz elected to defer receipt of 24,330 of the RSUs granted to him during 2022. For Mr. Diaz and Ms. Diaz, the deferred RSUs will convert to an equal number of shares of the Company's Class A common stock on the tenth anniversary of the grant date. For Mr. Munoz, the deferred RSUs will convert into an equal number of shares of the Company's common stock on the fifth anniversary of the grant date.

(3) Ms. Pilarski has agreed to waive her director compensation with respect to her service as a non-employee director until such time as she is no longer employed by Stellantis or any of its affiliates.

The following table sets forth information regarding the aggregate number of shares of our Class A common stock underlying outstanding RSU awards granted to our non-employee directors in 2022 and the aggregate number of unvested shares of our common stock underlying RSU awards held by each non-employee director as of December 31, 2022.

NAME	NUMBER OF SHARES UNDERLYING RSUS GRANTED IN 2022 (1)	NUMBER OF SHARES UNDERLYING UNVESTED RSUS HELD AT FISCAL YEAR END
Deborah Diaz(2)	48,661	48,661
Fred M. Diaz(2)	48,661	48,661
Oscar Munoz(3)	48,661	48,661
Barbara Pilarski	—	—
Maria Pinelli	48,661	48,661
Michael Spellacy	48,661	48,661

(1) The shares of Class A common stock underlying these awards vest or have vested as to 48,661 shares of Class A common stock, in full on the earlier of June 10, 2023 and the date of the Annual Meeting.

(2) The director elected to defer delivery of 48,661 shares of Class A common stock underlying an award, once vested, pursuant to a deferral election form, subject to compliance with the Internal Revenue Code Section 409A.

(3) The director elected to defer delivery of 24,330 shares of Class A common stock underlying an award, once vested, pursuant to a deferral election form, subject to compliance with the Internal Revenue Code Section 409A.

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR ALL NOMINEES" IN THE ELECTION OF THE CLASS II DIRECTORS

PROPOSAL NO. 2 - APPROVAL OF ISSUANCE OF CLASS A COMMON STOCK PURSUANT TO THE STELLANTIS FORWARD PURCHASE AGREEMENT AND THE STELLANTIS WARRANT AGREEMENT:

Overview and Background

On January 3, 2023, we entered into a Manufacturing Collaboration Agreement (the "Collaboration Agreement") and other ancillary agreements with Stellantis N.V. ("Stellantis"), pursuant to which the parties will collaborate on the development and implementation of our manufacturing operations for the production of eVTOL aircraft products. See "Certain Relationships and Related Party Transactions—Archer Related Party Transactions—Agreements with Stellantis" for additional information about the agreements.

Forward Purchase Agreement

In connection with the Collaboration Agreement, we entered into a forward purchase agreement (the "Forward Purchase Agreement") with Stellantis on January 3, 2023, pursuant to which we may elect, in our sole discretion, to issue and sell to Stellantis up to $150.0 million of shares ("Forward Purchase Shares") of our Class A common stock, following the satisfaction of certain Milestones (as defined in the Forward Purchase Agreement) and pursuant to the terms and conditions of the Forward Purchase Agreement. The first milestone with respect to $25.0 million of Forward Purchase Shares shall be achieved on or after the date of the execution of the Collaboration Agreement and the second and third milestone with respect to $70.0 million and $55.0 million of Forward Purchase Shares, respectively, will be satisfied upon achievement of certain milestones associated with our Midnight eVTOL aircraft and other conditions as set forth in the Forward Purchase Agreement. The Forward Purchase Shares to be issued pursuant to the Forward Purchase Agreement and in connection with the achievement of a Milestone shall be equal to: (i) the total value of the shares of Class A common stock associated with each Milestone, *divided by* (ii) the per share price equal to 90% of the VWAP (as defined in the Forward Purchase Agreement).

In connection with the Forward Purchase Agreement, we entered into a registration rights agreement (the "Registration Rights Agreement") with Stellantis, dated January 3, 2023, pursuant to which we have granted Stellantis certain demand, piggyback and resale shelf registration rights with respect to the Forward Purchase Shares and the shares of Class A common stock issuable upon exercise of the Stellantis Warrant Agreement. The registration rights terminate after Stellantis no longer holds any Registrable Securities (as defined in the Registration Rights Agreement) or with respect to any Registrable Securities, seven years after the date such Registrable Securities were issued to Stellantis.

Stellantis Warrant Agreement

In connection with the Collaboration Agreement, the Company and Stellantis entered into a warrant to purchase shares of Class A common stock of the Company (the "Stellantis Warrant Agreement"), dated January 3, 2023, pursuant to which Stellantis is entitled to purchase up to 15.0 million shares of Class A common stock, at an exercise price of $0.01 per share (the "Stellantis Warrant"). The Stellantis Warrant Agreement provides that the 15.0 million shares of Class A common stock will become vested and exercisable by Stellantis in three separate tranches upon either (i) the performance by Stellantis of certain undertakings set forth in the Collaboration Agreement or (ii) the VWAP for the shares of Class A common stock exceeding certain specified amounts. The share of Class A common stock subject to the Stellantis Warrant will become vested and exercisable upon (i) an Automotive OEM Change of Control (as defined in the Collaboration Agreement) upon expiration of Stellantis' right to terminate the Collaboration Agreement or (ii) a Liquidation Event if the Collaboration Agreement is not terminated by the Company or Stellantis prior to such Liquidation Event. The number of shares of Class A common stock for which the Stellantis Warrant is exercisable, as well as the exercise price, may be adjusted upon certain qualifying events, including but not limited to a merger, sales of assets, reclassification or recapitalization. Pursuant to the terms of the Stellantis

Warrant Agreement, the Stellantis Warrant shall be exercisable, in whole or in part, but solely with respect to shares of Class A common stock that have become vested in accordance with the Stellantis Warrant Agreement, on or before (i) immediately prior to the closing of a Liquidation Event, and (ii) January 3, 2028.

For additional details regarding the terms of the Forward Purchase Agreement, the Stellantis Warrant Agreement and the Registration Rights Agreement, see "Certain Relationships and Related Party Transactions—Agreements with Stellantis."

Reasons for the Forward Purchase Agreement and the Stellantis Warrant Agreement

As described in more detail in the section entitled "—Overview and Background," we entered into the Collaboration Agreement with Stellantis in connection with the development and implementation of our manufacturing operations for the production of our eVTOL aircrafts, and we entered into the Forward Purchase Agreement and the Stellantis Warrant Agreement in connection with entering the Collaboration Agreement. Our board of directors determined that the Collaboration Agreement, as well as the Forward Purchase Agreement and the Stellantis Warrant Agreement, are in the best interests of Archer and its stockholders, as it will enable Archer to leverage Stellantis' advanced manufacturing technology and expertise, experienced personnel and capital to the manufacture of Midnight. Additionally, the board of directors believes that Stellantis, through its representation on the board of directors (as further described under "—Interests of Certain Persons" below), would provide valuable insight to Archer as we continue to execute our strategy.

Reasons For Seeking Stockholder Approval

Because our Class A common stock is listed on the NYSE, we are subject to the NYSE's rules and regulations. Section 312.03 of the NYSE Listed Company Manual requires stockholder approval prior to the issuance of common stock, or securities convertible into or exercisable for common stock, in any transaction or series of related transactions, subject to certain exceptions, if (i) the common stock to be issued has (or will have upon issuance) voting power equal to or greater than 20% of the company's outstanding voting power, or (ii) the number of shares of common stock to be issued is (or will be upon issuance) equal to or greater than 20% of the company's outstanding common stock, in each case determined before such issuance (the "NYSE 20% Cap").

Pursuant to the NYSE 20% Cap, we may not issue more than 48,634,629 million shares of Class A common stock pursuant to the Forward Purchase Agreement and the Stellantis Warrant Agreement, without the prior approval of our stockholders. The Forward Purchase Agreement provides that in the event we desire to issue more than such number of shares of Class A common stock under the Forward Purchase Agreement, which would, when combined with the maximum amount of shares of Class A common stock that are issuable pursuant to the Stellantis Warrant Agreement, be in excess of the NYSE 20% Cap, we will use good faith efforts to obtain stockholder approval of such issuances, in accordance with the stockholder approval rules contained in such listing standards, and in the absence of stockholder approval, we will not elect to exceed such share limitation.

In January 2023, we filed a supplemental listing application with the NYSE to reserve up to 48,634,629 shares of Class A common stock pursuant to the Forward Purchase Agreement and the Stellantis Warrant Agreement (the "Supplemental Listing Application"). Pursuant to the Supplemental Listing Application, we reserved 15,000,000 shares of Class A common stock for issuance under the Stellantis Warrant Agreement, and 33,634,629 shares of Class A common stock for issuance under the Forward Purchase Agreement. Because the number of shares that can be issued under each Milestone under the Forward Purchase Agreement is impacted by the applicable VWAP for an issuance, we may be entitled to issue more shares under the Forward Purchase Agreement than are currently reserved under the Supplemental Listing Application.

To comply with Section 312.03 of the NYSE Listed Company Manual and the requirements of the Forward Purchase Agreement, and to provide Archer with the flexibility to potentially issue the full amount of Class A common stock as permitted under the Forward Purchase Agreement, we are seeking the stockholder approval to authorize the issuance of the full amount of the shares of Class A common stock issuable pursuant to the Forward Purchase Agreement, which issuance may or may not result in the issuance of shares of Class A common stock exceeding the NYSE 20% Cap.

Accordingly, the board of directors is seeking the approval of Proposal No. 2 to authorize the issuance of the full amount of Class A common stock issuable pursuant to the Forward Purchase Agreement.

Interests of Certain Persons

In accordance with the Forward Purchase Agreement, from and after the date of the Forward Purchase Agreement, Stellantis will maintain the right to nominate one individual for election to our board of directors as a Class II director at the Annual Meeting through the date of our annual meeting of stockholders to occur in 2026 (which initial designee shall be Barbara Pilarski, who currently serves as a Class II director on the board of directors and who has been nominated by our board of directors for election at the Annual Meeting—see "Proposal No. 1 – Election of Directors") and, so long as Stellantis or its affiliates beneficially own shares of Class A common stock equal to at least 12.5% of our outstanding shares of Class A common stock, will have the right to continue to nominate one individual for election to the board of directors as a Class II director at our annual meeting of stockholders to occur in 2026 through the date of our annual meeting of stockholders in 2029.

Impact of the Issuance of Forward Purchase Shares on Existing Stockholders

The approval of Proposal No. 2 will be obtained if the number of votes present or represented by proxy and voting "FOR" the proposal at the Annual Meeting exceeds the number of votes "AGAINST" the proposal. If Proposal No. 2 is adopted, the issuance of such Forward Purchase Shares would result in dilution to our stockholders, and would afford our stockholders a smaller percentage interest in the voting power, liquidation value and aggregate book value of the company. The exact impact of such dilution is not calculable at this time, as the final number of Forward Purchase Shares to be issued to Stellantis is contingent on the satisfaction of the Milestones pursuant to the Forward Purchase Agreement and the VWAP calculations at the time any such Milestone is achieved, if at all. Representatives of PwC (as defined below) are expected to be present at the Annual Meeting and they will be given the opportunity to make a statement at the Annual Meeting if they desire to do so and will be available to respond to appropriate questions.

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE APPROVAL OF THE ISSUANCE OF CLASS A COMMON STOCK PURSUANT TO THE STELLANTIS FORWARD PURCHASE AGREEMENT AND THE STELLANTIS WARRANT AGREEMENT

PROPOSAL NO. 3 - RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM:

Our audit committee has selected PricewaterhouseCoopers LLP ("PwC") as our independent registered public accounting firm to perform the audit of our consolidated financial statements for the fiscal year ending December 31, 2023 and recommends that stockholders vote for ratification of such selection. The ratification of the selection of PwC as our independent registered public accounting firm for the fiscal year ending December 31, 2023 requires the affirmative vote of a majority of the voting power of the shares present or represented by proxy at the Annual Meeting and voting affirmatively or negatively on the proposal. In the event that PwC is not ratified by our stockholders, the audit committee will review its future selection of PwC as our independent registered public accounting firm. Even if the selection is ratified, the audit committee, in its discretion, may select a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of the Company and its stockholders.

PwC audited our financial statements for the fiscal year ended December 31, 2022. Representatives of PwC are expected to be present at the Annual Meeting and they will be given an opportunity to make a statement at the Annual Meeting if they desire to do so and will be available to respond to appropriate questions. PwC has served as our independent registered public accounting firm since 2020.

As previously reported in our Current Report on Form 8-K filed on September 22, 2021, our audit committee notified Marcum LLP ("Marcum"), the independent registered public accounting firm of Atlas prior to the closing of the business combination, that it would be dismissed and replaced by PwC as our independent registered public accounting firm effective as of September 16, 2021. The audit committee approved the engagement of PwC as our independent registered public accounting firm to audit our consolidated financial statements following the business combination for the year ending December 31, 2021. PwC previously served as the independent registered public accounting firm of Legacy Archer prior to the business combination.

Marcum's report of independent registered public accounting firm dated March 8, 2021, except for the effects of the restatements discussed in Note 2 to the financial statements in Amendment No. 5 to Registration Statement on Form S-4, dated August 10, 2021, filed by Atlas with the SEC, as to which the date is May 24, 2021, on Atlas consolidated balance sheet as of December 31, 2020, the related consolidated statements of operations, changes in stockholders' equity and cash flows for the period from August 26, 2020 (Atlas's inception) through December 31, 2020 and the related notes to the financial statements did not contain any adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainties, audit scope or accounting principles.

During the period from August 26, 2020 (Atlas's inception) through December 31, 2020 and the subsequent interim period through September 16, 2021, there were no "disagreements" (as such term is defined in Item 304(a)(1)(iv) of Regulation S-K) with Marcum on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of Marcum, would have caused Marcum to make reference thereto in its reports on Atlas's financial statements for such periods. During the period from August 26, 2020 (Atlas's inception) through December 31, 2020 and the subsequent interim period through September 16, 2021, there have been no "reportable events" (as such term is defined in Item 304(a)(1)(v) of Regulation S-K), other than the material weakness in internal controls identified by management related to the accounting for warrants issued in connection with Atlas's initial public offering, which resulted in the restatement of Atlas's financial statements as set forth in Amendment No. 1 to Atlas's Form 10-K for the year ended December 31, 2020, as filed with the SEC on May 24, 2021.

During the period from August 26, 2020 (Atlas's inception) through December 31, 2020 and the subsequent interim period through September 16, 2021, (i) Atlas did not (a) consult with PwC as to the application of

accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on Atlas' consolidated financial statements and (b) receive a written report or oral advice that PwC concluded was an important factor considered by Atlas in reaching a decision as to such accounting, auditing, or financial reporting issue; and (ii) Atlas did not consult PwC on any matter that was either the subject of a "disagreement" (as that term is defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) or a "reportable event" (as that term is defined in Item 304(a)(1)(v) of Regulation S-K).

In connection with the filing of our Form 8-K filed with the SEC on September 22, 2021, we provided Marcum with a copy of the foregoing disclosures and requested that Marcum furnish us with a letter addressed to the SEC stating whether it agrees with the statements made by us as set forth above and, if not, stating the respects in which it does not agree. A letter from Marcum was filed as Exhibit 16.1 to our Current Report on Form 8-K filed with the SEC on September 22, 2021.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FEES AND SERVICES
We regularly review the services and fees from our independent registered public accounting firm. These services and fees are also reviewed with our audit committee annually. In accordance with standard policy, PwC will periodically rotate the individuals who are responsible for our audit. During the fiscal years ended December 31, 2022 and 2021, fees for services provided by PwC were as follows:

	FISCAL YEAR ENDED 12/31/22 ($)	FISCAL YEAR ENDED 12/31/21 ($)
Audit Fees (1)	1,379,780	2,633,837
Audit Related Fees (2)	—	—
Tax Fees (3)	—	—
All Other Fees (4)	2,900	—
Total Fees	1,382,680	2,633,837

(1) "Audit fees" include fees for audit services primarily related to the audit of our annual consolidated financial statements; the review of our quarterly consolidated financial statements; comfort letters, consents and assistance with and review of documents filed with the SEC; and other accounting and financial reporting consultation and research work billed as audit fees or necessary to comply with the standards of the Public Company Accounting Oversight Board (United States). The total amounts reflected in this row includes: (i) $1,284,780 in fees for professional services rendered for the audit and review of our financial statements in connection with our required periodic filings, (ii) $55,000 in fees for professional services rendered in connection with financial statements incorporated in SEC filings to facilitate the business combination, and (iii) $40 in fees for technical matters.

(2) "Audit related fees" include fees for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements.

(3) "Tax fees" include fees for tax compliance and advice. Tax advice fees encompass a variety of permissible tax services, including technical tax advice related to federal and state and international income tax matters, assistance with sales tax and assistance with tax audits.

(4) "All other fees" include fees for services other than the services reported in audit fees, audit related fees, and tax fees.

POLICY ON AUDIT COMMITTEE PRE-APPROVAL OF AUDIT AND PERMISSIBLE NON-AUDIT SERVICES OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Our audit committee's policy is to pre-approve all audit, review and attest services, as well as all permitted non-audit services performed by the independent registered public accounting firm, the scope of services provided by the independent registered public accounting firm, and the fees for the services to be performed. These services may include audit services, audit-related services, tax services, and other non-audit services. In addition, the audit committee has established procedures by which the audit committee may delegate pre-approval authority to one or more of its members, including its chairperson. Pre-approval is detailed as to the particular service or category of services and is generally subject to a specific budget. The independent registered public accounting firm and management are required to periodically report to the audit committee regarding the extent of services provided by the independent registered public accounting firm in accordance with this pre-approval, and the fees for the services performed to date.

All of the services relating to the fees described in the table above were approved by our audit committee.

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2023

REPORT OF THE AUDIT COMMITTEE:

The information contained in this report is not considered to be "soliciting material," "filed" or incorporated by reference in any past or future filing by us under the Exchange Act or the Securities Act unless and only to the extent that we specifically incorporate it by reference.

The principal purpose of the audit committee is to assist the board of directors in its general oversight of our accounting practices, system of internal controls, audit processes and financial reporting processes. The audit committee is responsible for appointing and retaining our independent auditor and approving the audit and non-audit services to be provided by the independent auditor. The audit committee's function is more fully described in its charter. Our management is responsible for preparing our financial statements and ensuring they are complete and accurate and prepared in accordance with generally accepted accounting principles. PricewaterhouseCoopers LLP ("PwC"), our independent registered public accounting firm for the fiscal year ended December 31, 2022, was responsible for performing an independent audit of our consolidated financial statements and expressing an opinion on the conformity of those financial statements with generally accepted accounting principles.

Our audit committee has reviewed and discussed with our management and PwC our audited consolidated financial statements for the fiscal year ended December 31, 2022. Our audit committee has also discussed with PwC the matters required to be discussed by Auditing Standard No. 1301 adopted by the Public Company Accounting Oversight Board (United States) regarding required "Communications with Audit Committees." Our audit committee has received and reviewed the written disclosures and the letter from PwC required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with our audit committee concerning independence and has discussed with PwC its independence from us.

Based on the review and discussions referred to above, our audit committee recommended to our board of directors that the audited consolidated financial statements be included in our annual report on Form 10-K for the fiscal year ended December 31, 2022 for filing with the U.S. Securities and Exchange Commission.

Members of our audit committee rely without independent verification on the information provided to them and on the representations made by management and the independent auditor. Accordingly, the audit committee's oversight does not provide an independent basis to determine that management has maintained the appropriate accounting and financial reporting principles or appropriate internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. Furthermore, the audit committee's consideration and discussions do not assure that the audit of the company's consolidated financial statements have been carried out in accordance with the standards of the PCAOB, that the consolidated financial statements are presented in accordance with the accounting principles generally accepted in the United States and that PwC is in fact "independent."

SUBMITTED BY THE AUDIT COMMITTEE
Maria Pinelli, Chairperson
Deborah Diaz
Fred M. Diaz

EXECUTIVE OFFICERS:

The names of our executive officers, their ages as of the date of this Proxy Statement and their positions are shown below.

NAME	AGE	POSITION
Adam Goldstein	43	Co-Founder, CEO and Director
Mark Mesler	55	Chief Financial Officer
Andy Missan	61	Chief Legal Officer and Secretary
Tom Muniz	37	Chief Operating Officer
Tosha Perkins	40	Chief People Officer

Our board of directors chooses executive officers, who then serve at the discretion of our board of directors. There is no family relationship between any of the directors or executive officers and any of our other directors or executive officers. For information regarding Mr. Goldstein, please refer to "Proposal No. 1—Election of Directors."

MARK MESLER

Mr. Mesler has served as our CFO since February 2022. Prior to joining Archer, Mr. Mesler served as the Chief Financial Officer of Volansi Inc., an aerial logistics and drone company, from November 2020 to January 2022, as Vice President of Finance for Bloom Energy, Inc., a company producing solid oxide fuel cells, from August 2009 to November 2020, and in various other finance roles from January 1991 through August 2009. Mr. Mesler has a B.S. in Finance from Penn State University and an M.B.A. from Carnegie Mellon University's Tepper School of Business.

ANDY MISSAN

Mr. Missan has served as our Chief Legal Officer and Secretary since August 2021. Prior to joining Archer, from October 2015 to August 2021, Mr. Missan served as Executive Vice President, General Counsel and Secretary at Fitbit Inc., and prior to that, from March 2013 to October 2015, served as Fitbit's Vice President and General Counsel. From July 2009 to October 2012, Mr. Missan served as Vice President and General Counsel at Bytemobile, Inc., a mobile video optimization company. From April 2005 to May 2008, Mr. Missan served as Vice President and General Counsel of MobiTV, Inc., a provider of mobile video solutions. Prior to MobiTV, from December 2001 to November 2004, Mr. Missan was Vice President and General Counsel of Danger, Inc., a mobile devices and services company. Mr. Missan was also the Vice President and General Counsel of Replay TV, Inc., a DVR technology company, from September 2000 to October 2001. Mr. Missan has also held senior legal and business affairs positions at RCA Records Label/BMG Entertainment and Sony Music Entertainment Inc. Mr. Missan holds a B.A. in government from Oberlin College and a J.D. from Northwestern University Pritzker School of Law.

TOM MUNIZ

Mr. Muniz has served as our Chief Operating Officer since March 2021. Before being promoted to COO, Mr. Muniz served as our Vice President of Engineering from December 2019 through February 2021. From July 2019 to December 2019, Mr. Muniz served as Vice President of Engineering at Wisk, an eVTOL company. From January 2011 to July 2019, Mr. Muniz served in a variety of roles at Kitty Hawk, an eVTOL company, including Lead Engineer, Battery Systems Group, Director of Subsystems Engineering, and VP Engineering. From May 2009 to December 2010, Mr. Muniz served as an Aerospace Engineer at Desktop Aeronautics, Inc., a developer of aeronautics software. Mr. Muniz holds a B.S. in Mechanical Engineering from the

University of California, Berkeley and an M.S. in Aeronautics and Astronautics from the University of Washington.

TOSHA PERKINS
Dr. Perkins has served as our Chief People Officer since June 2021. Prior to joining Archer, Dr. Perkins served as the Senior Vice President and Chief Human Resources Officer of McDermott International, Inc. ("McDermott") from January 2020 to September 2020. Prior to that, she served as McDermott's Vice President of Human Resources from July 2019 to January 2020 and as McDermott's Vice President of Talent & Organizational Development from May 2018 to June 2019. Previously, she served as: Senior Director, Talent & Organizational Development for CB&I, from June 2016 to May 2018; Client Service Lead for Slalom, a management consulting firm, from September 2014 to September 2016; and several other positions of increasing responsibility in the consulting industry. Dr. Perkins holds a B.S. in psychology from Texas State University and a Ph.D. from Alliant International University in industrial/organizational psychology.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT:

The below table sets forth certain information with respect to the beneficial ownership of our common stock as of March 31, 2023, by:

- each of our named executive officers;
- each of our directors or director nominees;
- all of our directors and executive officers as a group; and
- each stockholder known by us to be the beneficial owner of more than 5% of our outstanding shares of our Class A common stock or Class B common stock.

We have determined beneficial ownership in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Except as indicated by the footnotes below, we believe, based on information furnished to us, that the persons and entities named in the table below have sole voting and sole investment power with respect to all shares beneficially owned, subject to applicable community property laws.

Applicable percentage ownership is based on 184,726,289 shares of Class A common stock and 62,654,784 shares of Class B common stock outstanding as of March 31, 2023. Shares of our Class A common stock and Class B common stock subject to stock options that are currently exercisable or exercisable within 60 days of March 31, 2023 or RSUs that may vest and settle within 60 days of March 31, 2023 are deemed to be outstanding and to be beneficially owned by the person holding the stock options or RSUs for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the address of each of the individuals and entities listed in the table below is c/o Archer Aviation Inc., 190 W. Tasman Drive, San Jose, California, 95134.

NAME OF BENEFICIAL OWNER	CLASS A		CLASS B		% OF TOTAL VOTING POWER
OTHER 5% OR GREATER STOCKHOLDERS (1)	SHARES	%	SHARES	%	
Marc Lore (2)	28,086,358	15.20	-	*	3.46
BlackRock, Inc. (3)	11,376,085	6.16	-	*	1.40
NAMED EXECUTIVE OFFICER & DIRECTORS					
Adam Goldstein (4)	139,526	*	34,217,931	54.61	42.20
Brett Adcock (5)	-	*	27,215,625	43.44	33.55
Mark Mesler (6)	317,235	*	-	*	*
Tosha Perkins (7)	187,108	*	-	*	*
Deborah Diaz (8)	22,389	*	-	*	*
Fred M. Diaz (9)	52,711	*	-	*	*
Oscar Munoz (10)	277,824	*	-	*	*
Barbara Pilarski	-	*	-	*	*
Maria Pinelli (11)	20,033	*	-	*	*
Michael Spellacy (12)	2,888,348	1.55	-	*	*
All Current Executive Officers & Directors as a Group (12 Persons) (13)	5,777,198	3.10	61,433,556	98.05	76.31

*Indicates ownership of less than one percent.

(1) Unless otherwise noted, the business address of each of those listed in the table above is c/o Archer Aviation Inc., 190 W. Tasman Drive, San Jose, CA 95134.

(2) As reported in a statement on Schedule 13G filed with the SEC on January 10, 2023. The securities reported in this row consist entirely of Class A common stock and include 291,122 shares which are subject to a lapsing repurchase right held by us as of March 31, 2023. Mr. Lore is the direct beneficial owner of all securities reported in the table above and he has sole voting and investment discretion over them. Mr. Lore's business address is: 443 Greenwich Street, PHA, New York, NY 10013.

(3) As reported in a statement on Form 13G filed with the SEC on February 3, 2023, by BlackRock, Inc. ("BlackRock"). BlackRock and certain affiliated entities have sole voting and investment discretion over the number of shares of our Class A common stock ascribed to BlackRock in the table above. BlackRock's business address is 55 East 52nd Street, New York, NY 10055.

(4) The securities set forth in this row consist of: (i) 139,526 shares of our Class A common stock held directly by Capri Growth LLC ("Capri"), of which Adam Goldstein is the managing member; (ii) 27,756,278 shares of Class B common stock held directly by Capri and (iii) 6,461,653 shares of Class B common stock directly held by Mr. Goldstein, including 443,815 shares which are subject to a lapsing repurchase right held by us as of March 31, 2023.

(5) The securities set forth in this row consist of: (i) 23,056,278 shares of our Class B common stock held directly by Hight Drive Growth LLC ("Hight"), of which Brett Adcock is the managing member and (ii) 4,159,347 shares of Class B common stock directly held by Mr. Adcock. Mr. Adcock was a former principal executive officer and member of our board of directors prior to his departure in 2022.

(6) The securities reported in this row consist of:(i) 234,396 shares of our Class A common stock directly held by Mark Mesler; and (ii) 82,839 shares of Class A common stock underlying RSUs which shall vest and be settled for shares within 60 days following March 31, 2023.

(7) The securities reported in this row consist of: (i) 32,282 shares of our Class A common stock directly held by Tosha Perkins; and (ii) 154,826 shares of Class A common stock underlying RSUs which shall vest and be settled for shares within 60 days following March 31, 2023.

(8) The securities reported in this row consist of shares of our Class A common stock directly beneficially owned by Deborah Diaz.

(9) The securities reported in this row consist of shares of our Class A common stock directly beneficially owned by Fred M. Diaz.

(10) The securities reported in this row consist of shares of our Class A common stock directly beneficially owned by Oscar Munoz.

(11) The securities reported in this row consist of shares of our Class A common stock directly beneficially owned by Maria Pinelli.

(12) The securities reported in this row consist of: (i) 146,505 shares of our Class A common stock directly beneficially owned by Michael Spellacy; (ii) 1,694,906 shares of our Class A common stock beneficially owned by Achill Holdings LLC ("Achill"), of which Mr. Spellacy is the sole managing member, and (iii) 1,046,937 shares of Class A common stock underlying warrants owned by Achill. Of the shares of Class A common stock owned by Achill, 254,236 shares are subject to forfeiture in the event that our stock price does not meet certain targets more specifically described in the Amended and Restated Sponsor Letter Agreement (the "Sponsor Letter Agreement") dated July 29, 2021. The Sponsor Letter Agreement was previously filed by us with the SEC on August 3, 2021 as Annex D-2 to Amendment Number 4 to our Registration Statement filed on Form S-4.

(13) This total includes the securities beneficially owned by all of the company's directors and executive officers, including, without limitation, the securities described in footnotes (4) through (12). It also includes an additional 687,757 shares which are subject to a lapsing repurchase right as of March 31, 2023. Other than as stated in footnotes (4) through (12) above, none of our directors or executive officers is capable of acquiring shares of our capital stock within 60 days of March 31, 2023 through the vesting of RSUs or stock option awards.

EXECUTIVE COMPENSATION:

<u>EMERGING GROWTH COMPANY STATUS</u>

As an "emerging growth company" as defined in the Jumpstart Our Business Startups Act of 2012, we are not required to include a Compensation Discussion and Analysis section in this Proxy Statement and have elected to comply with the scaled disclosure requirements applicable to emerging growth companies. In addition, as an emerging growth company, we are not required to submit certain executive compensation matters to our stockholders for advisory votes, such as "say-on-pay" and "say-on-frequency" of say-on-pay votes.

<u>SUMMARY COMPENSATION TABLE</u>

The below table provides information concerning compensation awarded to, earned by or paid to each of our named executive officers for all services rendered in all capacities during the last two fiscal years during which such individuals were named executive officers. Our named executive officers for 2022 were:

– Adam Goldstein, our CEO;
– Mark Mesler, our Chief Financial Officer ("CFO");
– Tosha Perkins, our Chief People Officer; and
– Brett Adcock, our former Co-Chief Executive Officer ("Co-CEO").

NAME AND PRINCIPAL POSITION	FISCAL YEAR	SALARY ($)	BONUS ($)(1)	STOCK AWARDS ($)(2)	ALL OTHER COMPENSATI ON ($)(3)	TOTAL ($)
Adam Goldstein (CEO)	2022	600,000	600,000	—	—	1,200,000
	2021	458,333	300,000	145,567,104	—	146,325,437
Mark Mesler (CFO)(4)	2022	450,758	223,573	5,328,217	13,500	6,016,048
Tosha Perkins (Chief People Officer)(5)	2022	500,000	249,250	2,087,606	—	2,836,856
Brett Adcock (Former Co-CEO)(6)	2022	175,000	—	—	4,671,372	4,846,372
	2021	458,333	300,000	145,567,104	—	146,325,437

(1) The amounts reported represent incentive bonuses awarded based on the annual assessment by the compensation committee of such named executive officer's performance. Such assessment is holistic and not based on any pre-established individual performance goals.

(2) The amounts reported represent the grant date fair value of the RSUs granted to a NEO during 2022 and 2021, as applicable, as computed in accordance with Financial Accounting Standards Board Accounting Standard Codification ("ASC") Topic 718. The assumptions used in calculating the grant date fair value of these awards are set forth in Note 10 in our Notes to the Consolidated Financial Statements included in our Annual Report on Form 10-K filed with the SEC on March 15, 2023. For awards with performance-based vesting conditions, including RSUs, the amount reported is based on the probable outcome of the applicable performance condition at the time of grant (i.e., based on 100% of performance). Each of Messrs. Goldstein and Adcock was granted performance-based RSU awards during 2021. These amounts do not reflect the actual economic value that may be realized by the NEO.

(3) The amounts reported represent: (a) for Mr. Mesler, company contributions under its 401(k) plan of $13,500 and (b) for Mr. Adcock, (i) the aggregate cash severance payments for COBRA premiums of $7,942, (ii) the aggregate cash and bonus payments of $2,596,540, and (iii) $2,074,832, the estimated value of accelerated vesting of equity awards pursuant to Mr. Adcock's Separation Agreement. The estimated value was calculated by multiplying the number of shares underlying the unvested option by $1.87, which was the per share fair market value of our Class A common stock as of December 30, 2022, the last trading day of the year.

(4) Mr. Mesler became an executive officer in 2022.

(5) Dr. Perkins became an executive officer in 2022.

(6) Mr. Adcock's employment with Archer ended on April 13, 2022.

ELEMENTS OF OUR COMPENSATION PROGRAM

Base salary

Base salary is designed to be a competitive fixed component that establishes a guaranteed minimum level of cash compensation for our executive officers. The amount is initially set through arm's length negotiation at the time of hiring, taking into account level of responsibility, specifications, experience, salary expectations and competitive market data. Base salaries are then reviewed on an annual basis by the compensation committee.

Annual bonus

Each of our executive officers is eligible to receive an incentive bonus based on the annual assessment by the compensation committee of such executive officer's performance. Such assessment is holistic and not based on any pre-established individual performance goals. Each executive officer's target bonus is initially set through arm's length negotiation at the time of hiring, taking into account level of responsibility, specifications, experience, compensation expectations and competitive market data. The compensation committee may award bonuses in a particular year that are in excess of or below the target bonus amount based on its assessment of such executive officer's performance and also annually evaluates the target bonus opportunity and, as part of such evaluation, at it is discretion, may increase or decrease the annual bonus opportunity based on additional factors, such as individual and corporate performance.

Long-term equity incentive compensation

Our compensation committee believes that long-term equity incentive compensation is a critical component of our executive compensation program that links the interests and risks of our executive officers with those of our stockholders. Long-term incentive compensation is an effective means for focusing our executive officers on driving increased stockholder value over a multi-year period and motivating them to remain employed with us.

In 2022, equity-based awards for our executive officers were granted in the form of time-vested RSUs. Equity granted to our executive officers generally vest over four years, subject to their continued service.

Employee benefits and perquisites

We provide certain additional benefits to executive officers that are generally available to all employees, including medical, dental, vision and life insurance coverage, as well as 401(k) matching contributions; however, our compensation committee in its discretion may revise, amend, or add to these benefits.

OUTSTANDING EQUITY AWARDS AT FISCAL-YEAR END TABLE

		OPTION AWARDS					STOCK AWARDS			
Name	Grant Date	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Equity incentive plan awards: Number of securities underlying unexercised unearned options (#)	Option exercise price ($)	Option expiration date	Number of shares or units of stock that have not vested (#)	Market value of shares of units of stock that have not vested ($)	Equity incentive plan awards: Number of unearned shares, units or other rights that have not vested (#)	Equity incentive plan awards: Market or payout value of unearned shares, units or other rights that have not vested ($)
Adam Goldstein (1)	9/16/2021	-	-	-	-	-	-	-	15,006,918	28,062,937(2)
(3)	11/3/2020	-	-	-	0.15	11/2/2030	610,245	1,141,158	-	-
Mark Mesler (4)	4/11/2022	-	-	-	-	-	1,325,427	2,478,548	-	-
Tosha Perkins (5)	4/11/2022	-	-	-	-	-	519,305	971,100	-	-
(6)	12/8/2021	-	-	-	-	-	175,000	327,250	-	-
Brett Adcock (1)	9/16/2021	-	-	-	-	-	-	-	15,006,918	28,062,937(2)

(1) On September 16, 2021, pursuant to the 2019 Plan, each of Messrs. Adcock and Goldstein was granted a performance-based equity award consisting of RSUs settleable for 20,009,224 shares of Class B common stock. Each award vests ratably in 1/4th increments upon certification by our compensation committee of the achievement of certain milestones over the seven-year period beginning on September 16, 2021. Achievement of the performance criteria related to the first tranche of the award was certified by the compensation committee of the board of directors on October 18, 2021.

(2) Represents the value of the number of shares of Class A common stock or Class B common stock, as applicable, covered by the RSU awards reported in this column using $1.87, which was the fair market value of the Class A common stock on December 30, 2022, the last trading day of the year. The value provided assumes any relevant performance criteria are achieved.

(3) Mr. Goldstein was granted a stock option on November 3, 2020 pursuant to the 2019 Plan, which is exercisable for 2,662,885 shares of the Class B common stock. Each award began vesting on the first anniversary of its November 21, 2019 vesting commencement date, and each award vests ratably in increments of 1/48th monthly on the 21st, subject to his continued service with us. In accordance with the grant agreements entered into by Mr. Goldstein with us, he early exercised his entire stock option on November 21, 2020 and the unvested shares he received pursuant to his early exercises remain subject to a lapsing right of repurchase.

(4) Mr. Mesler was granted a RSU settleable for 1,325,427 shares of Class A common stock on April 11, 2022 pursuant to the 2021 Plan. The award has a four-year vesting schedule, with 1/4th of the total award having vested on March 1, 2023, and 1/16th of the total award vesting quarterly thereafter, subject to his continued service with us.

(5) Dr. Perkins was granted a RSU settleable for 519,305 shares of Class A common stock on April 11, 2022 pursuant to the 2021 Plan. The award has a four-year vesting schedule, with 1/4th of the total award having vested on May 15, 2023, and 1/16th of the total award vesting quarterly thereafter, subject to her continued service with us.

(6) Dr. Perkins was granted a RSU settleable for 300,000 shares of Class A common stock on December 8, 2021 pursuant to the 2021 Plan. The award has a three-year vesting schedule, with 1/3rd of the total award having vested on August 15, 2022 and 1/12th vesting quarterly thereafter.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

Adam Goldstein and Brett Adcock. In September 2021, we entered into employment agreements with Messrs. Adcock and Goldstein substantially on the terms set forth below in connection with the Closing of the Business Combination. Messrs. Adcock and Goldstein are each entitled to an annual base salary of $600,000, a target annual bonus of 50% of base salary based upon the achievement of target objectives as established by our board of directors, and standard benefit plans available to our executives. In addition, Messrs. Adcock and Goldstein will each be eligible for the following severance package for a termination without "cause" or resignation for "good reason" (each as defined below) not in connection with a change in control:

–   24 months of base salary at time of termination paid in accordance with our normal payroll practices;
–   a lump sum cash payment equal to two times the target annual bonus;
–   a lump sum payment equal to 24 months of COBRA premiums; and
–   24-month accelerated vesting of any time-vested equity awards.

For a termination without cause or resignation for good reason in the period starting three months prior to and ending 18 months following a change in control, Messrs. Adcock and Goldstein will each be eligible for the following severance package:

–   24 months of base salary at time of termination paid in a lump sum;
–   a lump sum cash payment equal to two times the target annual bonus;
–   a lump sum payment equal to 24 months of COBRA premiums; and
–   100% accelerated vesting of any time-vested awards.

As a condition of receiving the severance benefits, Messrs. Adcock and Goldstein must execute a general release of claims in favor of Archer and allow it to become effective and comply with all applicable agreements including but not limited to, our form of confidentiality and invention assignment agreement.

Brett Adcock Separation Agreement. We entered into a separation agreement with Brett Adcock (the "Separation Agreement"), dated April 28, 2022, pursuant to which Mr. Adcock agreed to a customary general release and waiver of claims, a covenant not to sue the company, and a twelve month lock-up period related to the transfer of any capital stock (or securities convertible into capital stock) of the company, subject to a limited exception to (i) sell a limited portion of his holdings in each of the third and fourth quarters of 2022 and the first quarter of 2023 and (ii) transfer shares in connection with the payment of taxes associated with the settlement of shares underlying the Founder Grant (as defined below). The Separation Agreement entitles Mr. Adcock to receive certain severance benefits after the Separation Date (as defined in the Separation Agreement), including but not limited to: (i) salary continuation payments based on his current salary of $600,000 for a period of twenty-four months, less standard payroll deductions and tax withholdings; (ii) an additional cash bonus severance payment equal to $600,000, which equals two times the amount of Mr. Adcock's target annual bonus for 2022; (iii) a cash severance payment with respect to COBRA premiums equal to $64,602.48; (iv) twenty-four months of accelerated vesting of Mr. Adcock's unvested shares subject to time-based equity awards (excluding Mr. Adcock's RSUs that were allocated immediately prior to the closing of the Company's business combination transaction (the "Founder Grant")); (v) eligibility for continued vesting upon the achievement of certain milestones of the Founder Grant that will remain outstanding for fifteen months following the Separation Date and (vi) an additional payment equal to $1,500,000.

Other Executive Officers. In February 2022, we entered into Change in Control and Severance Agreements with each of our then-current executive officers (excluding Brett Adcock and Adam Goldstein, whose change in control and severance arrangements are provided separately in their employment agreements and described above) (the "Eligible Executive Officers"). In the event of certain qualifying terminations of employment pursuant to the Change in Control and Severance Agreements, each of the Eligible Executive Officers is entitled to: (i) an amount equal to twelve months of his or her base salary at the rate in effect immediately prior to such termination, payable in a cash lump-sum; (ii) a pro rata payment of his or her then-current annual bonus to the extent earned, and (iii) to the extent that her or she timely elects to receive continued coverage under our group-healthcare plans, a lump sum cash payment in an amount equal to the full amount of his or her COBRA premiums for the same period as he or she is entitled to severance. In addition, each Eligible Executive Officer's outstanding equity awards will become vested and exercisable, as applicable, as if he or she had completed an additional 12 months of service, excluding awards that would otherwise vest contingent upon remaining-unsatisfied performance criteria.

In addition, in the event a qualifying termination occurs within three months preceding or 18 months following a "change in control", each Eligible Executive Officer is entitled to: (i) an amount equal to twelve months of his or her base salary and 100% of his or her target bonus at the rate in effect immediately prior to such termination, payable in a cash lump-sum; and (ii) a pro rata payment of his or her then-current target bonus based on the actual period of service during the bonus period. In addition, each Eligible Executive Officer's outstanding equity awards will become vested and exercisable, as applicable, with respect to 100% of the then-unvested shares, excluding awards that would otherwise vest contingent upon remaining-unsatisfied performance criteria. The Eligible Executive Officer will also be entitled to continuation of COBRA benefits as set forth above.

All such severance payments and benefits are subject to each Eligible Executive Officer's execution of a general release of claims against us.

None of our executive officers are entitled to receive a "gross-up" or similar payment for any excise taxes that may become payable in connection with a change in control pursuant to Sections 280G and Internal Revenue Code Section 4999.

LIMITATIONS ON LIABILITY AND INDEMNIFICATION MATTERS

Our amended and restated certificate of incorporation contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by the Delaware General Corporation Law ("DGCL"). Consequently, our directors are not personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:

– any breach of the director's duty of loyalty to us or our stockholders;
– any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;
– unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or
– any transaction from which the director derived an improper personal benefit.

Our amended and restated certificate of incorporation and our amended and restated bylaws require us to indemnify our directors and officers to the maximum extent not prohibited by the DGCL and allow us to indemnify other employees and agents as set forth in the DGCL. Subject to certain limitations, our amended and restated bylaws also require us to advance expenses incurred by our directors and officers for the defense of any action for which indemnification is required or permitted.

We have entered, and intend to continue to enter, into separate indemnification agreements with our directors, officers and certain of our key employees, in addition to the indemnification provided for in our amended and restated certificate of incorporation and amended and restated bylaws. These agreements, among other things, require us to indemnify our directors, officers, and key employees for certain expenses, including attorneys' fees, judgments, penalties, fines, and settlement amounts actually incurred by these individuals in any action or proceeding arising out of their service to us or any of our subsidiaries or any other company or enterprise to which these individuals provide services at our request. Subject to certain limitations, our indemnification agreements also require us to advance expenses incurred by our directors, officers, and key employees for the defense of any action for which indemnification is required or permitted.

We believe that provisions of our amended and restated certificate of incorporation, amended and restated bylaws and indemnification agreements are necessary to attract and retain qualified directors, officers and key employees. We also maintain directors' and officers' liability insurance.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted for directors or executive officers, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

EQUITY COMPENSATION PLAN INFORMATION:

PLAN CATEGORY	NUMBER OF SECURITIES TO BE ISSUED UPON EXERCISE OF OUTSTANDING SECURITIES (#)	WEIGHTED-AVERAGE EXERCISE PRICE OF OUTSTANDING OPTIONS ($)(1)	NUMBER OF SECURITIES REMAINING AVAILABLE FOR FUTURE ISSUANCE UNDER EQUITY COMPENSATION PLANS (EXCLUDING SECURITIES REFLECTED IN COLUMN(A))(#)
	(a)	(b)	(c)
Equity compensation plans approved by security holders (2)	46,150,381(3)	0.12	22,537,591(4)
Equity compensation plans not approved by security holders	—	—	—
Total	46,150,381	0.12	22,537,591

(1) The weighted-average exercise price does not reflect the shares that will be issued in connection with the settlement of RSUs, since RSUs have no exercise price.

(2) Includes our (i) 2021 Plan; (ii) 2021 Employee Stock Purchase Plan; and 2019 Equity Incentive Plan (the "2019 Plan").

(3) Includes: (i) 13,132,796 shares subject to outstanding awards granted under the 2021 Plan, all of which shares were subject to outstanding RSU awards and (ii) 33,017,585 shares subject to outstanding awards granted under the 2019 Plan, of which 3,003,749 shares were subject to outstanding option awards and 30,013,836 shares were subject to outstanding RSU awards.

(4) As of December 31, 2022, there were 15,940,637 shares of Class A common stock available for issuance under the 2021 Plan and no additional shares available for issuance under the 2019 Plan. The number of shares of Class A common stock reserved for issuance under our 2021 Plan increased automatically by 12,292,155 shares on January 1, 2023 and will increase automatically on the first day of January of each of 2022 through 2031 by the number of shares equal to 5% of all series and classes of our common stock outstanding as of the immediately preceding December 31 or a lower number approved by our board of directors. As of December 31, 2022, there were 6,596,954 shares of Class A common stock available for issuance under the 2021 Employee Stock Purchase Plan. The number of shares of Class A common stock reserved for issuance under our 2021 Employee Stock Purchase Plan increased automatically by 1,809,383 shares on January 1, 2023 and will increase automatically on the first day of January of each of 2022 through 2031 by the number of shares equal to 1% of the total issued and outstanding shares of our Class A common stock and Class B common stock as of the immediately preceding December 31 or a lower number approved by our board of directors.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS:

The following includes a summary of transactions since January 1, 2021 to which we were, are, or will be a party in which the amount involved exceeds $120,000 and in which any director, nominee for director, executive officer, beneficial holder of more than 5% of our capital stock or any member of their immediate family or any entity affiliated with any of the foregoing persons had, have, or will have a direct or indirect material interest.

<u>LEGACY ARCHER RELATED PARTY TRANSACTIONS</u>

Loans to Executive Officers. In November 2020, Legacy Archer entered into partial recourse promissory note arrangements with Mr. Adcock and Mr. Goldstein. The aggregate principal amount of each promissory note was $396,827 and bore interest at 0.38% per annum. All of the principal and interest under the note was repaid upon the closing of the business combination.

Loans to Atlas Crest Investment LLC (the "Sponsor"). Atlas entered into a promissory note with the Sponsor effective June 25, 2021, pursuant to which Atlas borrowed an aggregate amount of $300,000, which was used to finance transaction costs in connection with the business combination. The loan was non-interest bearing and paid off in connection with the business combination.

Business Combination Private Placement. In connection with the execution of the business combination agreement, subscription agreements were entered into with certain investors, pursuant to which each investor agreed to purchase an aggregate of 60,000,000 shares of Class A common stock of Archer (the "PIPE Shares"), for a purchase price of $10.00 per share and an aggregate purchase price of $600.0 million (the "PIPE Financing"). United Airlines Ventures, Ltd. purchased 2,500,000 PIPE Shares for an aggregate purchase price of $25.0 million. Marc Lore purchased 1,000,000 PIPE Shares for an aggregate purchase price of $10.0 million. Messrs. Adcock and Goldstein each agreed to purchase 100,000 PIPE Shares for an aggregate purchase price of $1,000,000, respectively.

Transaction Support Agreements. In February 2021, Atlas, Legacy Archer and certain Legacy Archer stockholders, including holders affiliated with members of the Legacy Archer's board of directors and beneficial owners of greater than 5% of Legacy Archer's capital stock, entered into the transaction support agreements, whereby such Archer stockholders agreed to, among other things, vote all of their shares of Legacy Archer's capital stock in favor of the approval and adoption of the transactions contemplated by the business combination agreement. Additionally, such stockholders agreed, among other things, not to transfer any of their shares of Legacy Archer common stock and Legacy Archer preferred stock (or enter into any arrangement with respect thereto), subject to certain customary exceptions, or enter into any voting arrangement that is inconsistent with the transaction support agreement.

Indemnification Agreements. Legacy Archer entered into indemnification agreements with each of its directors and officers. The indemnification agreements required Legacy Archer to indemnify its directors and officers to the fullest extent permitted by Delaware law.

<u>ARCHER RELATED PARTY AGREEMENTS</u>

Registration Rights Agreement. In connection with the closing of the business combination, certain holders of our capital stock entered into that certain Registration Rights Agreement. Pursuant to the Registration Rights Agreement, the holders of (i) the 12,500,000 shares of Class A common stock issued in a private placement to the Sponsor and its permitted transferees in connection with the initial public offering of Atlas (the "Sponsor Shares"), (ii) certain private warrants and the Class A common stock underlying such Private Warrants, (iii) certain private warrants that may be issued upon conversion of working capital loans, (iv) the

shares underlying the private placement warrants previously issued to United Airlines and assumed by us in connection with the business combination, and (v) the Class A common stock issued or issuable to holders of greater than 2% of Legacy Archer common stock on a fully-diluted basis as of the closing date of the business combination, have registration rights to require us to register a sale of any of our securities held by them. The Registration Rights Agreement also provides that neither the Sponsor nor any person who was a holder of greater than 2% of Legacy Archer common stock on a fully-diluted basis on the closing date of the business combination shall transfer certain of its registrable securities until the earlier of (i) 180 days after the completion of the business combination, and (ii) the date subsequent to the business combination on which we complete a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of our stockholders having the right to exchange their shares of common stock for cash, securities or other property. The Sponsor agreed not to transfer any private warrants (or any shares issued or issuable upon the exercise of such private warrants) until 30 days after closing of the business combination.

Agreements with Stellantis. On January 3, 2023, Archer entered into the following agreements with Stellantis N.V. ("Stellantis"):

Collaboration Agreement. Pursuant to the Collaboration Agreement between us and Stellantis, the parties will collaborate on the development and implementation of our manufacturing operations for the production of our eVTOL aircraft products. Pursuant to the Collaboration Agreement, Stellantis has agreed to provide personnel, resources and assistance supporting, among other things, construction plans and activities, powertrain automation, and manufacturing and industrial engineering activities relating to our eVTOL aircraft. In exchange, we have granted Stellantis certain exclusivity rights with respect to, among other things, the supply of technology, products or services to us, as well as certain contract manufacturing activities. Additionally, Stellantis has the right, in its sole discretion, to require us to enter into one or more transactions for the manufacture or assembly of our aircraft.

Forward Purchase Agreement. In connection with the Collaboration Agreement, we entered into the Forward Purchase Agreement with Stellantis, pursuant to which we may elect, in our sole discretion, to issue and sell to Stellantis up to $150.0 million of Forward Purchase Shares, following the satisfaction of certain Milestones and pursuant to the terms and conditions of the Forward Purchase Agreement. The first milestone with respect to $25.0 million of Forward Purchase Shares shall be achieved on or after the date of the execution of the Collaboration Agreement and the second and third milestone with respect to $70.0 million and $55.0 million of Forward Purchase Shares, respectively, will be satisfied upon achievement of certain milestones associated with our Midnight eVTOL aircraft and other conditions as set forth in the Forward Purchase Agreement. The Forward Purchase Shares to be issued pursuant to the Forward Purchase Agreement and in connection with the achievement of a Milestone shall be equal to: (i) the total value of shares of Class A common stock associated with each Milestone, *divided by* (ii) the per share price equal to 90% of the VWAP.

From and after the date of the Forward Purchase Agreement, Stellantis will maintain the right to nominate one individual for election to our board of directors as a Class II director at the Annual Meeting through the date of Archer's annual meeting of stockholders to occur in 2026 (which initial designee shall be Barbara Pilarski who currently serves as a Class II director on the board of directors) and, so long as Stellantis or its affiliates beneficially own shares of Class A common stock equal to at least 12.5% of our outstanding shares of Class A common stock, will have the right to continue to nominate one individual for election to the board of directors as a Class II director at our annual meeting of stockholders to occur in 2026 through the date of our annual meeting of stockholders in 2029.

Stellantis Warrant Agreement. In connection with the Collaboration Agreement, we and Stellantis entered into the Stellantis Warrant Agreement, pursuant to which Stellantis is entitled to purchase up to 15.0 million shares of Class A common stock, at an exercise price of $0.01 per share. The Stellantis Warrant Agreement provides that the 15.0 million shares of Class A common stock will become vested and exercisable by Stellantis in three separate tranches upon either (i) the performance by Stellantis of certain undertakings set forth in the

Collaboration Agreement or (ii) the VWAP for the shares of Class A common stock exceeding certain specified amounts. The shares of Class A common stock subject to the Stellantis Warrant will become vested and exercisable upon (i) an Automotive OEM Change of Control (as defined in the Collaboration Agreement) upon expiration of Stellantis' right to terminate the Collaboration Agreement or (ii) a Liquidation Event if the Collaboration Agreement is not terminated by us or Stellantis prior to such Liquidation Event. The number of shares of Class A common stock for which the Stellantis Warrant is exercisable, as well as the exercise price, may be adjusted upon certain qualifying events, including but not limited to a merger, sales of assets, reclassification or recapitalization.

Registration Rights Agreement. In connection with the Forward Purchase Agreement, we and Stellantis entered into a registration rights agreement, pursuant to which we have granted Stellantis certain demand, piggyback and resale shelf registration rights with respect to the Forward Purchase Shares and the shares of Class A common stock issuable upon exercise of the Stellantis Warrant.

RELATED PERSON TRANSACTIONS POLICY
Our board of directors has adopted a written related person transactions policy that sets forth our policies and procedures regarding the identification, review, consideration and oversight of "related person transactions." For purposes of our policy only, a "related person transaction" is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we or any of our subsidiaries are participants involving an amount that exceeds $120,000, including purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness and guarantees of indebtedness, subject to certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act.

Transactions involving compensation for services provided to us as an employee, consultant or director will not be considered related person transactions under this policy. A related person is any executive officer, director, nominee to become a director or a holder of more than 5% of any class of our voting securities (including our common stock), including any of their immediate family members and affiliates, including entities owned or controlled by such persons.

Under the policy, the related person in question or, in the case of transactions with a holder of more than 5% of any class of our voting securities, an officer with knowledge of a proposed transaction, must present information regarding the proposed related person transaction to our audit committee (or, where review by our audit committee would be inappropriate, to another independent body of our board of directors) for review. To identify related person transactions in advance, we will rely on information supplied by our executive officers, directors and certain significant stockholders. In considering related person transactions, our audit committee will take into account the relevant available facts and circumstances, which may include, but are not limited to:

– the risks, costs, and benefits to us;
– the impact on a director's independence in the event the related person is a director, immediate family member of a director or an entity with which a director is affiliated;
– the extent of the related person's interest in the transaction;
– the purpose and terms of the transaction;
– management's recommendation with respect to the proposed related person transaction;
– the availability of other sources for comparable services or products; and
– whether the transaction is on terms comparable to those that could be obtained in an arm's length transaction.

Our audit committee will approve only those transactions that it determines are fair to us and in our best interests. All of the transactions described above were entered into prior to the adoption of such policy.

INDEMNIFICATION AGREEMENTS
Our amended and restated certificate of incorporation contains provisions limiting the liability of our executive officers and directors, and our amended and restated bylaws provide that we will indemnify each of our

executive officers and directors to the fullest extent permitted under Delaware law. Our amended and restated certificate of incorporation and our amended and restated bylaws also provide our board of directors with discretion to indemnify certain key employees when determined appropriate by our board of directors.

We have entered into indemnification agreements with all of our directors and executive officers. The indemnification agreements provide that we will indemnify each of our directors, executive officers, and other key employees against any and all expenses incurred by such director, executive officer, or other key employee because of his or her status as one of our directors, executive officers, or other key employees, to the fullest extent permitted by Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws. In addition, the indemnification agreements provide that, to the fullest extent permitted by Delaware law, we will advance all expenses incurred by our directors, executive officers, and other key employees in connection with a legal proceeding involving his or her status as a director, executive officer, or key employee.

ADDITIONAL INFORMATION:

STOCKHOLDER PROPOSALS TO BE PRESENTED AT NEXT ANNUAL MEETING
Our amended and restated bylaws provide that, for stockholder nominations to our board of directors or other proposals to be considered at an annual meeting, the stockholder must give timely notice thereof in writing to the Secretary at Archer Aviation Inc., 190 W. Tasman Drive, San Jose, California 95134, Attn: Secretary.

To be timely for our 2024 annual meeting of stockholders, a stockholder's notice must be delivered to or mailed and received by our Secretary at our headquarters not earlier than 2:00 p.m. Pacific Time on Saturday, February 24, 2024 and no later than 2:00 p.m. Pacific Time on Monday, March 25, 2024. A stockholder's notice to the Secretary must set forth as to each matter the stockholder proposes to bring before the annual meeting the information required by our amended and restated bylaws, including the name and address of the nominee, as well as other information about the nominee that must be disclosed in proxy solicitations under Section 14 of the Exchange Act and the related rules and regulations under that section.

Stockholder proposals submitted pursuant to Rule 14a-8 under the Exchange Act and intended to be presented at our 2024 annual meeting of stockholders must be received by us not later than December 30, 2023 in order to be considered for inclusion in our proxy materials for that meeting.

DELINQUENT SECTION 16(a) REPORTS
Section 16(a) of the Exchange Act requires our directors, executive officers, and any persons who own more than 10% of our common stock, to file initial reports of ownership and reports of changes in ownership with the SEC. Based solely on our review of the forms filed with the SEC and written representations from the directors and executive officers, we believe that all Section 16(a) filing requirements were timely met in the fiscal year ended December 31, 2022, except for: (i) a Form 4 filed late on behalf of Brett Adcock and (ii) a Form 4 filed late on behalf of Mark Mesler.

AVAILABLE INFORMATION
We will mail, without charge, upon written request, a copy of our annual report on Form 10-K for the year ended December 31, 2022, including the financial statements and list of exhibits, and any exhibit specifically requested. Requests should be sent to:


Archer Aviation Inc.
c/o Chief Legal Officer
190 W. Tasman Drive
San Jose, California 95134


The annual report is also available on our investor relations website at investors.archer.com under "SEC Filings" in the "Financials" section.

ELECTRONIC DELIVERY OF STOCKHOLDER COMMUNICATIONS
We encourage you to help us conserve natural resources, as well as significantly reduce printing and mailing costs, by signing up to receive your stockholder communications electronically via email. With electronic delivery, you will be notified via email as soon as future annual reports and proxy statements are available on the Internet, and you can submit your stockholder votes online. Electronic delivery can also eliminate duplicate mailings and reduce the amount of bulky paper documents you maintain in your personal files. To sign up for electronic delivery:

– **Registered Owner** (you hold our common stock in your own name at our transfer agent, Continental Stock Transfer & Trust Company, or you are in possession of stock certificates): visit https://continentalstock.com and log into your account to enroll.

– **Beneficial Owner** (you hold our common stock at a brokerage firm, a bank, a trustee, or a nominee): if you hold shares beneficially, please follow the instructions provided to you by your broker, bank, trustee, or nominee.

Your electronic delivery enrollment will be effective until you cancel it. Stockholders who are record owners of shares of our common stock may call Continental Stock Transfer & Trust Company, our transfer agent, by phone at (212) 509-4000, by e-mail at cstmail@continentalstock.com, or visit https://continentalstock.com with questions about electronic delivery.

"HOUSEHOLDING"—STOCKHOLDERS SHARING THE SAME LAST NAME AND ADDRESS
The SEC has adopted rules that permit companies and intermediaries (such as brokers) to implement a delivery procedure called "householding." Under this procedure, multiple stockholders who reside at the same address may receive a single copy of our annual report and proxy materials, including the Notice of Internet Availability, unless the affected stockholder has provided contrary instructions. This procedure reduces printing costs and postage fees and helps protect the environment as well.

This year, a number of brokers with account holders who are our stockholders will be "householding" our annual report and proxy materials, including the Notice of Internet Availability. A single Notice of Internet Availability and, if applicable, a single set of annual report and other proxy materials will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that it will be "householding" communications to your address, "householding" will continue until you are notified otherwise or until you revoke your consent. Stockholders may revoke their consent at any time by calling Broadridge at (866) 540-7095 or writing to Broadridge, Householding Department, 51 Mercedes Way, Edgewood, New York, 11717.

Upon written or oral request, we will promptly deliver a separate copy of the Notice of Internet Availability and, if applicable, our annual report and other proxy materials to any stockholder at a shared address to which a single copy of any of those documents was delivered. To receive a separate copy of the Notice of Internet Availability and, if applicable, annual report and other proxy materials, you may contact our Secretary in writing at 190 W. Tasman Drive, San Jose, California 95134, Attn: Secretary.

Any stockholders who share the same address and receive multiple copies of our Notice of Internet Availability or annual report and other proxy materials who wish to receive only one copy in the future can contact their bank, broker, or other holder of record to request information about householding or our Secretary at the address or telephone number listed above.

OTHER MATTERS:

Our board of directors does not presently intend to bring any other business before the Annual Meeting and, so far as is known to our board of directors, no matters are to be brought before the Annual Meeting except as specified in the Notice of Annual Meeting of Stockholders. As to any business that may arise and properly come before the Annual Meeting, however, it is intended that proxies, in the form enclosed, will be voted in respect thereof in accordance with the judgment of the persons voting such proxies.

INFORMATION INCORPORATED BY REFERENCE

We are incorporating by reference specified documents that we file with the SEC, which means that incorporated documents are considered part of this Proxy Statement. This document incorporates by reference the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2022, and the Company's Current Reports on Form 8-K, filed with the SEC during the fiscal year ended December 31, 2022 and on January 9, 2023, February 7, 2023, February 16, 2023, February 27, 2023 and March 15, 2023. Information contained on our website, www.archer.com is not incorporated by reference in, and does not constitute part of, this Proxy Statement.

All documents that we file (but not those that we furnish) with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Proxy Statement and before the date of the Annual Meeting are incorporated by reference in this Proxy Statement from the date of filing of the documents, unless we specifically provide otherwise. Information that we file with the SEC will automatically update and may replace information previously filed with the SEC.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-39668

Archer Aviation Inc.

(Exact name of registrant as specified in its charter)

Delaware	**85-2730902**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

190 West Tasman Drive, San Jose, CA	**95134**
(Address of principal executive offices)	(Zip Code)

(650) 272-3233

Registrant's telephone number, including area code

N/A

(Former name, former address, and former fiscal year, if changed since last report)

Securities registered pursuant to Section 12(b) of the Act:

<u>Title of each class</u>	<u>Trading Symbol(s)</u>	<u>Name of each exchange on which registered</u>
Class A common stock, par value $0.0001 per share	ACHR	New York Stock Exchange
Warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50 per share	ACHR WS	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes   No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes   No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.   Yes   No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).   Yes   No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	Accelerated filer
Non-accelerated filer	Smaller reporting company
	Emerging growth company

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b).

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes   No

The aggregate market value of the voting and non-voting common stock held by non-affiliates of the registrant as of June 30, 2022, the last business date of the registrant's recently completed second fiscal quarter, was approximately $442.4 million, based on the closing price reported for such date on the New York Stock Exchange.

As of March 3, 2023, the number of shares of the registrant's Class A common stock outstanding was 184,707,029, and the number of shares of the registrant's Class B common stock outstanding was 62,654,782.

Documents Incorporated by Reference

Information required in responses to Part III of this Annual Report on Form 10-K (the "Annual Report") is hereby incorporated by reference to portions of the Registrant's Definitive Proxy Statement ("Proxy Statement") relating to the 2023 Annual Meeting of Stockholders. The Proxy Statement will be filed by the Registrant with the Securities and Exchange Commission no later than 120 days after the end of the Registrant's fiscal year ended December 31, 2022.

Archer Aviation Inc.
10-K
For the Fiscal Year Ended December 31, 2022

Table of Contents

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements. All statements, other than statements of present or historical fact, included in or incorporated by reference in this Annual Report regarding our future financial performance, as well as our strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans, and objectives of management are forward-looking statements. When used in this Annual Report, the words "anticipate," "believe," "continue," "could," "estimate," "expect," "future," "intends," "may," "might," "plan," "possible," "potential," "predict," "project," "seek," "should," "will," "would," the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words.

These forward-looking statements are based on information available as of the date of this Annual Report, and current expectations, assumptions, hopes, beliefs, intentions, and strategies regarding future events. Accordingly, forward-looking statements in this Annual Report and in any document incorporated herein by reference should not be relied upon as representing our views as of any subsequent date, and we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

As a result of a number of known and unknown risks and uncertainties, our actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include those described in Part I, Item 1A, "Risk Factors" in this Annual Report. Readers are urged to carefully review and consider the various disclosures made in this Annual Report and in other documents we file from time to time with the Securities and Exchange Commission ("SEC") that disclose risks and uncertainties that may affect our business. Moreover, new risks emerge from time to time. It is not possible for us to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks and uncertainties, the future events and circumstances discussed in this Annual Report may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

In addition, statements that "we believe" and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this Annual Report, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely upon these statements.

As used herein, "Archer," the "Company," "Registrant," "we," "us," "our," and similar terms include Archer Aviation Inc. and its subsidiaries, unless the context indicates otherwise.

"Archer" and our other registered and common law trade names and trademarks of ours appearing in this Annual Report are our property. This Annual Report contains additional trade names and trademarks of other companies. We do not intend our use or display of other companies' trade names or trademarks to imply an endorsement or sponsorship of us by such companies, or any relationship with any of these companies.

RISK FACTOR SUMMARY

Our business is subject to numerous risks and uncertainties, including those described in Part I, Item 1A, "Risk Factors" in this Annual Report. You should carefully consider these risks and uncertainties when investing in our Class A common stock. Some of the principal risks and uncertainties include the following:

- We are an early-stage company with a history of losses, and we expect to incur significant expenses and continuing losses for the foreseeable future.

- We are still developing our eVTOL aircraft, have not yet obtained FAA certification of our eVTOL aircraft under development and we have yet to manufacture or deliver any aircraft to customers, which makes evaluating our business and future prospects difficult and increases the risk of investment.

- Our business plan requires a significant amount of capital. In addition, our future capital needs may require us to issue additional equity or debt securities that may dilute our stockholders or introduce covenants that may restrict our operations or our ability to pay dividends.

- The markets for our offerings are still in development, and if such markets do not materialize, or grow more slowly than we expect or fail to grow as large as we expect, our business, financial condition and results of operations could be harmed.

- The eVTOL aircraft industry may not continue to develop, eVTOL aircraft may not be adopted by the market, eVTOL aircraft may not be certified by government authorities or eVTOL aircraft may not be an attractive alternative to existing modes of transportation, any of which could adversely affect our prospects, business, financial condition and results of operations.

- Our future success depends on the continuing efforts of our key personnel and on our ability to attract and retain highly skilled personnel and senior management.

- We may be unable to manage our future growth effectively, which could make it difficult to execute our business strategy.

- Operation of aircraft involves a degree of inherent risk. We could suffer losses and adverse publicity stemming from any accident involving small aircraft, helicopters or charter flights and in particular from any accident involving eVTOL aircraft.

- We currently rely and will continue to rely on third-party partners to provide and store the parts and components required to manufacture our aircraft, and to supply critical components and systems, which exposes us to a number of risks and uncertainties outside our control.

- We are or may be subject to risks associated with strategic relationships or other opportunities and may not be able to identify adequate strategic relationship opportunities, or form strategic relationships, in the future.

- The United Purchase Agreement is conditional and is currently the only order for our aircraft. If the order conditions are not met, or if this order is otherwise canceled, modified or delayed, our prospects, results of operations, liquidity and cash flow will be harmed.

- Our business may be adversely affected by the current macroeconomic challenges, including the effects of inflation, rising interest rates or an economic downturn or recession.

- Our aerial ride sharing operations will initially be concentrated in a small number of urban areas, which makes our business particularly susceptible to infrastructure, economic, social, weather, regulatory conditions or other circumstances affecting these metropolitan areas.

- Our long-term success and ability to significantly grow our revenue will depend, in part, on our ability to establish and expand into international markets and/or expand market segments.

- If we experience harm to our reputation and brand, our business, financial condition and results of operations could be adversely affected.

- Our ability to effectively compete and generate revenue from our products and services depends upon our ability to distinguish our products and services from our competitors and their products and services.

- Our business may be adversely affected by labor and union activities.

- We expect that the purchase agreements with Archer Direct customers could be subject to indexed price escalation clauses which would subject us to losses if we have cost overruns or if increases in our costs exceed the applicable escalation rate.

- We have identified certain material weaknesses in our internal control over financial reporting. If we are unable to remediate these material weaknesses, or if we identify additional material weaknesses in the future or otherwise fail to

maintain an effective system of internal controls, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect our business and stock price.

- We have been, and may in the future be, adversely affected by health epidemics and pandemics, including the ongoing global COVID-19 pandemic, the duration and economic, governmental and social impact of which is difficult to predict, which may significantly harm our business, prospects, financial condition and operating results.

- Failure to comply with applicable laws and regulations relating to the aviation business in general and eVTOL aircraft specifically, could adversely affect our business and our financial condition.

- We are subject to cybersecurity risks to our operational systems, security systems, infrastructure, integrated software in our aircraft and customer data processed by us or third-party vendors.

- Failure to comply with laws and regulations relating to privacy, data protection and consumer protection, or the expansion of current laws and regulations or the enactment of new laws or regulations in these areas, could adversely affect our business and our financial condition.

- We are subject to risks associated with climate change, including the potential increased impacts of severe weather events on our operations and infrastructure.

- We intend to retain certain personal information about our customers, employees or others that, if compromised, could harm our financial performance and results of operations or prospects.

- The requirements of being a public company may strain our resources, divert management's attention and affect our ability to attract and retain additional executive management and qualified board members.

- We have been sued by a competitor alleging misappropriation by us of certain of their trade secrets and infringement by us of certain of their patents. These proceedings, as well as any other proceedings relating to these allegations and similar allegations or legal proceedings in the future, are likely to be time-consuming and expensive and, if adversely determined, could delay, limit or prevent our ability to commercialize our aircraft or otherwise execute on our business plans.

- Our business may be adversely affected if we are unable to protect our intellectual property rights from unauthorized use by third parties.

- Our management team has limited experience managing a public company.

- The warrants originally issued by Atlas are accounted for as liabilities and changes in the value of these warrants could have a material effect on our financial results.

- The dual-class structure of our common stock has the effect of concentrating voting power with certain shareholders of our Class B common stock, which could limit other shareholders' ability to influence the outcome of important transactions, including a change in control.

- Future sales, or the perception of future sales, by us or our stockholders in the public market could cause the market price for our Class A common stock to decline.

Part I

Item 1. Business

Overview

We are designing and developing electric vertical takeoff and landing ("eVTOL") aircraft for use in urban air mobility ("UAM") networks. Our mission is to unlock the skies, freeing everyone to reimagine how they move and spend time. Our eVTOL aircraft are designed to be safe, sustainable, and quiet. Our production aircraft, Midnight, which we unveiled in November of 2022, is designed around our proprietary 12-tilt-6 aircraft configuration. This means that it has 12 propellers attached to 6 booms on a fixed wing with all 12 propellers providing vertical lift during take-off and landing and the forward 6 propellers tilting forward to cruise position to provide propulsion during forward flight with the wing providing aerodynamic lift like a conventional airplane.

Midnight is designed to carry 4 passengers plus a pilot up to 100 miles at speeds up to 150 miles per hour, but is optimized for back-to-back short distance trips of around 20-miles, with a charging time of approximately 10 minutes between trips. We are working to certify Midnight with the FAA in late 2024 so that we can then enter into commercial service in 2025.

Midnight is the evolution of our demonstrator eVTOL aircraft, Maker, which through its flight test program has helped validate our proprietary 12-tilt-6 aircraft configuration and certain key enabling technologies. The design of Midnight marries what we believe to be cutting-edge electric propulsion technology with state-of-the-art aircraft systems to deliver the key attributes of our eVTOL aircraft:

- **Safety.** High redundancy and simplified propulsion systems make for a significantly safer aircraft compared to a helicopter. Midnight has no single critical point of failure, meaning that should any single component fail, the aircraft can still safely complete its flight.

- **Low noise.** With its intended cruising altitude at approximately 2,000 feet, the design of Midnight is such that the noise that reaches the ground is expected to measure around 45 A-weighted decibels, approximately 100 times quieter than that of a helicopter. During forward flight, the aircraft's tilt propellers spin on axes that are aligned with the oncoming air flow, rather than edge-wise to the flow, as is the case with traditional helicopters - further decreasing noise levels. Since Archer's aircraft is spinning 12 small propellers rather than one large rotor, it can also spin them at significantly lower tip speeds, resulting in much lower noise levels.

- **Sustainable.** Midnight is all electric, resulting in zero operating emissions. Archer is committed to sourcing renewable energy wherever possible to power its aircraft. Archer's design and engineering teams have worked to integrate materials into this aircraft that have their own unique sustainability stories. For example, Midnight's seats are constructed out of "flax" fiber, a natural plant which requires very little irrigation and is highly absorbent of CO_2. In addition, Archer's design uses fabric made from recycled contents like plastic bottles.

We continue to work to optimize our eVTOL aircraft design for both manufacturing and certification. The development of an eVTOL aircraft that meets our business requirements demands significant design and development efforts on all facets of the aircraft. We believe that by bringing together a mix of talent with eVTOL, traditional commercial aerospace, as well as electric propulsion backgrounds, we have built a team that enables us to move through the design, development, and certification of our eVTOL aircraft with the Federal Aviation Administration ("FAA") in an efficient manner, thus allowing us to achieve our end goal of bringing to market our eVTOL aircraft as efficiently as possible.

Our Planned Lines of Business

Upon receipt of all necessary FAA certifications and any other government approvals necessary for us to manufacture and operate our aircraft, we intend to operate two complementary lines of business. Our core focus is to operate a direct-to-consumer aerial ride share service ("Archer UAM") with our secondary focus being the sale of our aircraft to other operators ("Archer Direct").

- **Archer UAM.** We plan to operate our own UAM ecosystem initially in select major U.S. cities. Our UAM ecosystem will operate using our eVTOL aircraft, which is currently in development. We project that the cost to manufacture and operate our eVTOL aircraft will be such that it will be able to enter the UAM ride-sharing market at a price point that is competitive with ground-based ride sharing services today. We will continue to evaluate our go-to-market strategy

based on, among other things, estimated demand, readiness of the required infrastructure, and our ability to scale our aircraft fleet.

- **Archer Direct.** We also plan to selectively sell a certain amount of our eVTOL aircraft to third parties. We have entered into a purchase agreement with United Airlines Inc. ("United") for the conditional purchase of up to $1 billion worth of aircraft, with an option for another $500.0 million worth of aircraft (as amended, the "United Purchase Agreement").

As we get closer to commercialization, we will look to determine the right mix of selling our eVTOL aircraft versus using them as part of our UAM ecosystem based on, among other factors, our capital needs, our volume of manufacturing, our ability to ramp Archer UAM operations, and the purchase demand from our Archer Direct customers.

To date, we have not generated any revenue from either of these planned categories, as we continue to design, develop, and seek the governmental approvals necessary for our eVTOL aircraft to enter into service. We will use our cash and cash equivalents for the foreseeable future to continue to fund our efforts to bring our eVTOL aircraft to market. The amount and timing of any future capital requirements will depend on many factors, including the pace and results of the design and development of our aircraft and manufacturing operations, as well as our progress in obtaining necessary FAA certifications and other government approvals. For example, any significant delays in obtaining such FAA certifications and other government approvals will likely require us to raise additional capital above our existing cash on hand and delay our generation of revenues.

Manufacturing Operations & Supply Chain Build-Out

We are in the process of developing the infrastructure necessary to manufacture Midnight reliably, at scale, and in a cost effective manner. That involves two main aspects: developing the necessary component supply chain and building out our manufacturing operations.

With regards to the sourcing of our components, a key aspect of our strategy has been to focus our internal component development efforts on only the key enabling technologies like our electric propulsion system and flight control software. For those areas that are not differentiating technologies we aim to leverage the existing aerospace supply base to supply us with components that are already being used in certified aircraft today. Throughout 2022, we continued to expand our portfolio of suppliers that will provide us with components for Midnight. We have also matured the design, development and manufacturing capabilities for our proprietary electric propulsion system.

With regards to our manufacturing operations, we are currently in the final stages of building out a production facility in San Jose, California, which we will utilize to produce the initial Midnight aircraft we will use as part of our FAA certification program, as well as a higher volume production facility in Covington, Georgia. In November 2022, we announced our plans to locate our high volume production facility in Covington, Georgia at a site adjacent to the Covington Municipal Airport. At this site, we have begun construction on our initial build out a 350,000 square-foot facility on a 96-acre site. This initial facility is expected to be capable of producing up to 650 aircraft per year. We are targeting to complete construction in the second half of 2023 or early 2024 with initial production expected to begin in the second half of 2024. The facility will be capable of being expanded by an additional 550,000 square feet, which is estimated to support production of up to 2,300 aircraft per year. In selecting the location for this high volume manufacturing facility, we completed a comprehensive survey of potential sites across the United States. Key considerations included the availability of talent in the local labor market, utility availability, ability to conduct seamless flight test operations, construction costs, and logistics. In connection with the project, we agreed on an incentive package with the State of Georgia, Newton County and City of Covington, which includes land conveyance, tax incentives and Georgia REBA grant. We also anticipate that financing for this project will be provided by Synovus, the largest bank headquartered in the State of Georgia. As discussed in more detail below, we plan to work alongside Stellantis N.V. ("Stellantis") on the build out and stand up this facility and our operations there.

Key Strategic Partners

Archer was founded with a focus on commercializing the eVTOL aircraft industry. We identified early on that partnering with established players in adjacent industries was key to that commercialization strategy.

Stellantis

In 2020, we established a key strategic relationship with Stellantis, one of the world's leading automakers including of brands Jeep®, Ram, Maserati, Dodge, and Chrysler. The goal was to allow us to leverage Stellantis' deep manufacturing, supply chain, and design expertise in connection with our efforts to design, develop, and commercialize our eVTOL aircraft. In

2021, Stellantis invested in Archer as part of the Business Combination (as defined below). Then, in January 2023, we announced a significant expansion of our partnership. As a result, Stellantis will work with us to stand up our manufacturing facility in Covington, Georgia. This unique approach will continue to leverage each company's respective strengths and competencies in an effort to bring our Midnight aircraft to market at scale to support our commercialization plans. The goal over the long term is for Stellantis to mass produce our eVTOL aircraft as our contract manufacturer. As a further sign of its commitment, Stellantis has agreed to provide up to $150 million in equity capital for potential draw by Archer at its discretion in 2023 and 2024, subject to achievement of certain business milestones which Archer expects to occur in 2023. The two companies are taking these important steps together as we share the goal of redefining urban transportation.

United

In 2021, we established a key strategic relationship with United as part of the airline's broader effort to invest in emerging technologies that decarbonize air travel. The goal has been for United, as our flagship customer, to contribute its expertise in aircraft operations as we work together to commercialize our eVTOL aircraft. As part of establishing that relationship, we entered into a purchase agreement with United covering their purchase of up to $1.5 billion of our eVTOL aircraft. United has indicated its plans to acquire a fleet of our eVTOL aircraft that would be deployed in a manner to give their customers a quick, economical and low-carbon way to get to and from United's hub airports and commute in dense urban environments. United also invested in Archer as part of the Business Combination.

Since 2021, we have also been working closely with United on commercialization efforts. In April of 2022, we formed a joint eVTOL Advisory Committee to support operations of our eVTOL aircraft, including maintenance and operational standards. In August of 2022, United paid us $10 million in pre-delivery payments for 100 aircraft covered under our purchase agreement. Then, in November of 2022, we jointly announced the first specific UAM route in the US: Downtown Manhattan Heliport to Newark Liberty International Airport. Our shared purpose is connecting people, and we continue to work closely to ensure our eVTOL aircraft will amplify their broader efforts to do that in a sustainable way.

Market Opportunity

In 2018, 55% of the world's population lived in urban areas according to the United Nations, a proportion that they projected to increase to 68% by 2050. This migration has led to unprecedented traffic congestion, with a noticeable struggle to scale ground infrastructure. UAM offers a potential solution by expanding travel into the air. To date, the electrification of aircraft has lagged the adoption of electric automobiles in large part because of the greater technical challenges. However, over the last few years there have been significant advancements in the key enabling technologies for eVTOL aircraft, such as high-energy batteries and high-performance electric motors. We anticipate that the initial market opportunity will be focused in high-density metropolitan areas where traffic congestion is particularly acute and operating conditions are suitable for early eVTOL aircraft operations. While we believe the market for eVTOL aircraft and UAM services will be large, it remains undeveloped and there is no guarantee of future demand.

We believe the primary drivers for adoption of UAM services will be the time savings and value proposition offered by UAM relative to more traditional ground-based transportation options. We expect that the following additional factors will also impact the pace of adoption of UAM: regulatory requirements for eVTOL aircraft and UAM network operations, public acceptance of eVTOL aircraft (including perception regarding the safety of eVTOL aircraft) and access to the infrastructure necessary to enable UAM services. In addition, macroeconomic factors could impact demand for UAM services, particularly if more permanent work-from-home behaviors persist as a result of the ongoing COVID-19 pandemic. If the market for UAM does not develop as expected, this would impact our ability to generate revenue or grow our business.

For additional information, see "Risk Factors" in Part I, Item 1A of this Annual Report.

Competition

We believe our main sources of competition fall into three categories:

• ground-based vehicle transportation, including personal vehicles and ride-sharing services;

• other eVTOL manufacturers and UAM service providers; and

• existing incumbent aircraft and helicopter charter services.

We believe the primary competitive factors between us and other eVTOL manufacturers and UAM service providers will be the following:

- eVTOL aircraft performance, including payload, noise, charging time, quality, reliability and safety;

- cost of the UAM service offering;

- eVTOL aircraft manufacturing capacity and efficiency, including the availability of raw materials and supplier parts necessary to manufacture eVTOL aircraft at scale;

- UAM service capabilities, including overall customer experience; and

- hiring the talent necessary to effectively design, develop, certify and commercialize eVTOL aircraft.

While we believe we will be able to compete favorably across these factors, we expect this industry to be dynamic and increasingly competitive and it is possible that our competitors could get to market before us, either generally or in specific markets. For additional information about competition, see "Risk Factors" in Item 1A of this Annual Report.

Government Regulation and Compliance

In the near-term, we will continue to focus our efforts on obtaining certification of our aircraft in the U.S. and engaging with key decision makers in the U.S. cities in which we plan to initially operate our aircraft. Our aircraft will be required to comply with regulations governing aircraft design, production and airworthiness. In the U.S., this primarily includes regulations put forth by the FAA and Department of Transportation ("DOT"). Outside the U.S., similar requirements are generally administered by the national civil aviation and transportation authorities of each country. The following describes the key certifications necessary for us to design, manufacture, sell and operate our eVTOL aircraft in the United States:

- Designing our aircraft: Type Certification is the FAA's approval process for new aircraft designs and covers the design of the aircraft and all component parts. Our aircraft will be required to meet the criteria set forth by the FAA through its "special class" process under Part 21.17(b). The first step is agreeing to the certification basis. In November of 2022, we finalized our agreement to that certification basis with the FAA through a G-1 Issue Paper. As part of the FAA's Type Certification process for a special class aircraft, the Airworthiness Criteria (i.e., the certification requirements for the particular aircraft) must then be published in the Federal Register for public comment. In December of 2022, the proposed Airworthiness Criteria for our Midnight aircraft were published in the Federal Register by the FAA. Following the comment period, the FAA will finalize those Airworthiness Criteria. The next step is to agree on the Means of Compliance with the FAA. As a reminder, the Means of Compliance is the detailed list of design, analysis and testing standards that will be used to demonstrate that the aircraft is safe and complies with the Airworthiness Criteria. We submitted a comprehensive proposal for Midnight's Means of Compliance to the FAA back in December of 2021. Since our last update, many more of our Means of Compliance have been agreed to with the FAA resulting in a majority having now been agreed to. Based on our technical discussions with the subject matter experts at the FAA, we don't see any significant design risks with the remaining Means of Compliance areas that have not yet been agreed to. Over the coming weeks and months, we will continue to work with the FAA to close out our remaining Means of Compliance. As we've discussed previously, we are working in parallel with the FAA to review and agree on our subject specific certification plans ("SSCPs"). SSCPs provide precise detail on each of the specific tests and analyses that will be completed during the implementation phase of the project, in which we actually demonstrate to the FAA that Midnight meets all relevant FAA requirements necessary to receive Type Certification. We have now submitted a number of our SSCPs to the FAA and are targeting to submit the remaining SSCPs on a rolling basis between now and the end of April.

- Producing our aircraft: Production certification is the FAA's approval for us to be able to manufacture our aircraft under an FAA-approved type design. To obtain production certification from the FAA, we must demonstrate that our organization and our personnel, facilities, and quality system can produce our aircraft such that they conform to its approved design. As discussed above, we are working to develop the systems and processes we will need to obtain FAA production certification with the goal of obtaining such certification shortly following receipt of our Type Certification.

- Selling our aircraft: Airworthiness certification from the FAA signifies that an aircraft meets its approved type design and is in a condition for safe operation in the National Airspace System. As is the industry standard, each of the aircraft

manufactured by us will need to be issued an airworthiness certificate. We expect that the airworthiness certificates issued to our aircraft will be a Standard Airworthiness certificate in the Normal Category, as defined by the FAA.

- Operating our UAM service: The DOT and the FAA have regulatory authority over air transportation operations in the United States. To operate our UAM service, we believe we will be required to hold an FAA Air Carrier Certificate and operate under Part 135 of the FARs and register as an air taxi operator at DOT. In addition, takeoff and landing locations (e.g., airports and heliports) typically require state and local approval for zoning and land use and their ongoing use are subject to regulations by local authorities. Lastly, we will need to ensure we have sufficient commercial pilots available for our planned operations. We expect that as we build out our UAM service there will be additional federal, state and local laws, regulations and other requirements that will cover our operations. Therefore, we have already begun, and will continue to grow, our engagement and collaboration with the cities in which we intend to operate our UAM service in an effort to ensure that it operates in a safe manner.

We believe we are in material compliance with laws and regulations currently applicable to our business. We continue to monitor existing and pending laws and regulations and while the impact of regulatory changes cannot be predicted with certainty, we do not expect compliance to have a material adverse effect on our business. See Part I, Item 1A, "Risk Factors" in this Annual Report for a more comprehensive description of risks related to government regulation affecting our business.

Facilities

We are currently headquartered in San Jose, California with additional offices, research and development facilities, flight test facilities and manufacturing facilities in Palo Alto, Mountain View, San Jose, and Salinas, California, as well as in Covington, Georgia. See the "Manufacturing Operations & Supply Chain Build-Out" section above for more information on the planned build out of our manufacturing facilities.

Our Employees and Human Capital

Our strategy has been and continues to be to hire top talent across various disciplines to build the best eVTOL aircraft and UAM service possible. We believe we have assembled a world-class team with extensive experience in aerodynamics, electric propulsion, batteries, and aircraft manufacturing, as well as key personnel necessary to help us ensure that we progress efficiently through the certification of our aircraft and towards the commercialization of our business. The fabric of this team is that we are curious, talented, and passionate people. We embrace collaboration and creativity and encourage the iteration of ideas to address the complex challenges our industry faces. We believe our team and culture differentiates us versus our competitors and will be a key driver of our long-term success.

Because we recognize that our people are critical for our continued success, we work hard to create an environment where employees can have fulfilling careers, and be happy, healthy, and productive. Furthermore, we are committed to making diversity, equity, and inclusion a part of everything we do and to growing a workforce that is representative of the cities we plan to serve.

As of December 31, 2022, we had a workforce of 483 people, including 390 full-time employees and 93 contingent workers. We have not experienced any work stoppages and generally consider our relationship with our employees to be good. None of our employees are subject to a collective bargaining agreement or represented by a labor union.

Intellectual Property

We rely on various intellectual property laws, confidentiality procedures and contractual terms to protect our proprietary technology and our brand. We have registered and applied for the registration of U.S. and international trademarks, service marks and domain names. We have also filed patent applications in the United States and foreign countries covering certain of our technology. In general, our issued patents expire between 2040 and 2043.

For additional information, see "Risk Factors" in Part I, Item 1A of this Annual Report.

Business Combination

On September 16, 2021 (the "Closing Date"), Archer Aviation Inc., a Delaware corporation (prior to the closing of the Business Combination (as defined below), "Legacy Archer"), Atlas Crest Investment Corp., a Delaware corporation ("Atlas"), and Artemis Acquisition Sub Inc., a Delaware corporation and a direct, wholly-owned subsidiary of Atlas ("Merger Sub"),

consummated the closing of the transactions contemplated by the Business Combination Agreement, dated February 10, 2021, as amended and restated on July 29, 2021, by and among Atlas, Legacy Archer and Merger Sub (the "Business Combination Agreement"), following approval at a special meeting of the stockholders of Atlas held on September 14, 2021 (the "Special Meeting"). Unless otherwise specified or unless the context otherwise requires, references herein to Legacy Archer refer to Archer prior to the Business Combination (as defined below) and references herein to "New Archer" refer to Archer following the Business Combination.

Pursuant to the terms of the Business Combination Agreement, a business combination of Legacy Archer and Atlas was effected by the merger of Merger Sub with and into Legacy Archer, with Legacy Archer surviving the merger (the "Surviving Entity") as a wholly-owned subsidiary of Atlas (the "Merger," and, collectively with the other transactions described in the Business Combination Agreement, the "Business Combination"). Following the consummation of the Merger on the Closing Date, the Surviving Entity changed its name from Archer Aviation Inc. to Archer Aviation Operating Corp., and Atlas changed its name from Atlas Crest Investment Corp. to Archer Aviation Inc. and it became the successor registrant with the SEC. Prior to the closing of the Business Combination, the Class A common stock and public warrants of Atlas were listed on the New York Stock Exchange ("NYSE") under the symbols "ACIC" and "ACIC WS," respectively. New Archer Class A common stock and public warrants are currently listed on the NYSE under the symbols "ACHR" and "ACHR WS," respectively.

Available Information

Our website is located at www.archer.com and our investor relations website is located at investors.archer.com. Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and our Proxy Statements, and any amendments to these reports, are and will be available through our investor relations website, free of charge, after we file them with the SEC.

Webcasts of our earnings calls are made available via our investor relations website. Our investor relations website also provides notifications of news or announcements regarding our financial performance and certain other news and information that may be material or of interest to our investors, including SEC filings, investor events, press and earnings releases. We also share news and business updates about Archer that may be material or of interest to our investors on the investor relations section of our website (investors.archer.com) and the news portion of our website (www.archer.com/news), which includes our blog posts, as well as on social media, including Facebook (https://www.facebook.com/FlyArcher), Twitter (@ArcherAviation and @adamgoldstein13), LinkedIn (https://www.linkedin.com/company/flyarcher and https://www.linkedin.com/in/adam-goldstein-7b662121/) and YouTube (https://www.youtube.com/c/ArcherAviation).

Further, corporate governance information, including our amended and restated certificate of incorporation, amended and restated bylaws, corporate governance guidelines, board committee charters, and code of business conduct and ethics, and other policies, are also available on our investor relations website under the heading "Governance Documents."

The contents of the websites referred to above are not incorporated by reference into this Annual Report or in any other report or document we file with the SEC, and any references to our website are intended to be inactive textual references only.

Item 1A. Risk Factors

Investing in our securities involves risks. You should consider carefully the risks and uncertainties described below, together with all of the other information in this Annual Report, including Part II, Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes, before deciding whether to purchase any of our securities. Our business, results of operations, financial condition, and prospects could also be harmed by risks and uncertainties that are not presently known to us or that we currently believe are not material. If any of these risks actually occur, our business, results of operations, financial condition, and prospects could be materially and adversely affected. Unless otherwise indicated, references in these risk factors to our business being harmed will include harm to our business, reputation, brand, financial condition, results of operations, and prospects. In any such event, the market price of our securities could decline, and you could lose all or part of your investment.

Risks Related to Our Business and Industry

We are an early-stage company with a history of losses, and we expect to incur significant expenses and continuing losses for the foreseeable future.

As of December 31, 2022, we incurred a net loss of $317.3 million, and we have incurred a net loss of approximately $690.9 million since inception. We believe that we will continue to incur operating and net losses each quarter until at least the time we begin generating significant revenues from our planned lines of business, which is not expected to occur until late 2024 or 2025, and may occur later or not at all. Even if we are able to successfully launch our Archer UAM or Archer Direct lines of business, there can be no assurance that such lines of business will be financially viable.

We expect the rate at which we will incur losses could be significantly higher in future periods as we:

- continue to design, develop, manufacture, certify and market our aircraft;

- continue to design and develop the Archer UAM network;

- continue to utilize third parties to assist us with the design, development, manufacturing, certification and marketing of our aircraft and UAM network;

- continue to attract, retain and motivate talented employees;

- expand our aircraft manufacturing capabilities, including costs associated with the manufacturing of our aircraft;

- build up inventories of parts and components for our aircraft;

- manufacture an inventory of our aircraft;

- expand our design, development and servicing capabilities;

- increase our sales and marketing activities and develop our distribution infrastructure;

- work with third-party partners to develop pilot training programs; and

- increase our general and administrative functions to support our growing operations and operations as a public company.

Because we expect to incur the costs and expenses from these efforts before we receive any significant revenues with respect thereto, our losses in future periods are expected to be significant. In addition, we may find that these efforts are more expensive than we currently anticipate or that these efforts may not result in the revenues we expect, which could further increase our losses.

We are still developing our eVTOL aircraft, have not yet obtained FAA certification of our eVTOL aircraft under development and we have yet to manufacture or deliver any aircraft to customers, which makes evaluating our business and future prospects difficult and increases the risk of investment.

We were incorporated in October 2018 and have a limited operating history in designing, developing, and working to certify an eVTOL aircraft. Our eVTOL aircraft is in the development stage and we do not expect our first production aircraft to be certified by the FAA until 2024, 2025 or later. We are still working with the FAA in an attempt to obtain Type Certification

of our eVTOL aircraft. As a result, we have no experience as an organization in volume manufacturing of aircraft. Some of our current and potential competitors are larger and have substantially greater resources than we have and expect to have in the future. As a result, those competitors may be able to devote greater resources to the development of their current and future technologies, the promotion and sale of their offerings, and/or offer their technologies at lower prices. In particular, our competitors may be able to receive Type, Airworthiness or Production certification from the FAA covering their eVTOL aircraft prior to us receiving such certifications. Our current and potential competitors may also establish cooperative or strategic relationships amongst themselves or with third parties that may further enhance their resources and offerings. Further, it is possible that domestic or foreign companies or governments, some with greater experience in the aerospace industry or greater financial resources than we possess, will seek to provide products or services that compete directly or indirectly with ours in the future. Any such foreign competitor, for example, could benefit from subsidies from, or other protective measures by, its home country.

We cannot assure you that we or our partners will be able to develop manufacturing and supply chain capabilities that will enable us to meet the quality, price, engineering, design and production standards, as well as the production volumes, required to successfully commercialize our aircraft. You should consider our business and prospects in light of the risks and significant challenges we face as a new entrant into a new industry, including, among other things, with respect to our ability to:

- design and manufacture safe, reliable and quality aircraft on an ongoing basis;

- obtain the necessary regulatory approvals in a timely manner, including receipt of FAA certifications covering our aircraft and, in turn, any other government approvals necessary for manufacturing, marketing, selling and operating the Archer UAM network or selling our aircraft through Archer Direct;

- build a well-recognized and respected brand;

- establish and expand our customer base;

- successfully market not just our aircraft but also the other services we intend to provide, such as aerial ride sharing services;

- successfully service our aircraft after sales and maintain a good flow of spare parts and customer goodwill;

- improve and maintain our operational efficiency;

- successfully execute our manufacturing and production model and maintain a reliable, secure, and scalable technology infrastructure;

- predict our future revenues and appropriately budget for our expenses;

- attract, retain and motivate talented employees;

- anticipate trends that may emerge and affect our business;

- anticipate and adapt to changing market conditions, including technological developments and changes in competitive landscape; and

- navigate an evolving and complex regulatory environment.

If we fail to adequately address any or all of these risks and challenges, our business may be harmed.

Our business plan requires a significant amount of capital. In addition, our future capital needs may require us to issue additional equity or debt securities that may dilute our stockholders or introduce covenants that may restrict our operations or our ability to pay dividends.

We expect our capital expenditures and operating expenses to continue to be significant in the foreseeable future as we develop our aircraft and business, and that our level of capital expenditures and operating expenses will be significantly affected by the aircraft development and certification process as well as subsequent customer demand for our aircraft. We believe our current cash balances will be sufficient to fund our current operating plan for at least the next 12 months. However, we expect that over the coming years we will continue to make significant investments in our business, including development of our aircraft, bring up of manufacturing capabilities, the infrastructure to support Archer UAM, and investments in our brand. In addition, over the next few years we expect to continue to incur ongoing expenses related to the Wisk Aero LLC ("Wisk")

litigation, which are difficult to predict. See our risk factor titled: "*We have been sued by a competitor alleging misappropriation by us of certain of their trade secrets and infringement by us of certain of their patents. These proceedings, as well as any other proceedings relating to these allegations and similar allegations or legal proceedings in the future, are likely to be time-consuming and expensive and, if adversely determined, could delay, limit or prevent our ability to commercialize our aircraft or otherwise execute on our business plans.*"

These investments and expenses may be greater than currently anticipated or there may be investments or expenses that are unforeseen, and we may not succeed in acquiring sufficient capital to offset these expenses and achieve significant revenue generation. We have a limited operating history and no historical data on the demand for our planned Archer UAM and Archer Direct businesses. As a result, our future capital requirements are difficult to predict and our actual capital requirements may be different from those we currently anticipate. We may need to seek equity or debt financing to finance a portion of our future capital requirements. Such financing might not be available to us when needed or on terms that are acceptable, or at all.

Our ability to obtain the necessary capital to carry out our business plan is subject to a number of factors, including general economic and market conditions, as well as investor sentiment regarding our planned business. These factors may make the timing, amount, terms and conditions of any such financing unattractive or unavailable to us. The current macroeconomic environment may increase our cost of financing or make it more difficult to raise additional capital on favorable terms, if at all. If we are unable to raise sufficient capital, we may have to significantly reduce our spending and/or delay or cancel our planned activities. We might not be able to obtain any financing, and we might not have sufficient capital to conduct our business as projected, both of which could mean that we would be forced to curtail or discontinue our operations.

Actual events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, transactional counterparties or other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any events of these kinds or other similar risks, have in the past and may in the future lead to market-wide liquidity problems. For example, on March 10, 2023, the Federal Deposit Insurance Corporation, or the FDIC, took control and was appointed receiver of Silicon Valley Bank, or SVB. Similarly, on March 12, 2023, Signature Bank and Silvergate Capital Corp. were each swept into receivership. Although a statement by the Department of the Treasury, the Federal Reserve and the FDIC stated that all depositors of SVB would have access to all of their money after only one business day of closure, including funds held in uninsured deposit accounts, borrowers under credit agreements, letters of credit and certain other financial instruments with SVB, Signature Bank or any other financial institution that is placed into receivership by the FDIC may be unable to access undrawn amounts thereunder. If any of our counterparties to any such instruments were to be placed into receivership, we may be unable to access such funds. As of March 15, 2023, our exposure to SVB is immaterial and we do not have any exposure to Signature Bank and Silvergate Capital Corp. If other banks and financial institutions enter receivership or become insolvent in the future in response to financial conditions affecting the banking system and financial markets, our ability to access our existing cash, cash equivalents and investments may be threatened and could have a material adverse effect on our business and financial condition.

In addition, our future capital needs and other business needs or plans could require us to issue additional equity or debt securities or obtain a credit facility. The issuance of additional equity or equity-linked securities could dilute our stockholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations or our ability to pay dividends to our stockholders.

If we cannot raise additional capital when we need or want to, our operations and prospects could be negatively affected.

The markets for our offerings are still in development, and if such markets do not materialize, or grow more slowly than we expect or fail to grow as large as we expect, our business, financial condition and results of operations could be harmed.

The markets for eVTOL aircraft are still in development, and our success in these markets is dependent upon our ability to effectively design, develop, and certify eVTOL aircraft, market and gain traction of air urban air mobility as a substitute for existing methods of transportation and the effectiveness of our other marketing and growth strategies. If the public does not perceive urban air mobility as beneficial, or chooses not to adopt urban air mobility as a result of concerns regarding safety, noise, affordability or for other reasons, then the market for our offerings may not materialize, may develop more slowly than we expect or may not achieve the growth potential we expect, any of which could harm our business, financial condition and results of operations.

Growth of our business will require significant investments in our infrastructure, technology, and sales and marketing efforts. If our business does not have sufficient capital required to support these investments, our results of operations will be negatively affected. Further, our ability to effectively manage growth and expansion of our operations will also require us to

enhance our operational systems, internal controls and infrastructure, human resources policies and reporting systems. These enhancements will require significant capital expenditures and allocation of valuable management and employee resources.

The eVTOL aircraft industry may not continue to develop, eVTOL aircraft may not be adopted by the market, eVTOL aircraft may not be certified by government authorities or eVTOL aircraft may not be an attractive alternative to existing modes of transportation, any of which could adversely affect our prospects, business, financial condition and results of operations.

eVTOL aircraft involve a complex set of technologies, which we must continue to further develop and rely on our Archer Direct and Archer UAM customers to adopt. However, before eVTOL aircraft can fly passengers, we must receive requisite certifications and approvals from applicable governmental authorities. There are currently no eVTOL aircraft certified by the FAA for commercial operations in the United States, and there is no assurance that our design, development and certification efforts will result in our receiving FAA certification of our aircraft. In order to achieve FAA certification, the performance, reliability and safety of eVTOL aircraft must be established, none of which can be assured. In particular, there is a risk that we will not obtain one or more certifications from the FAA that are required for ultimate commercial use of our aircraft, or will experience delays in receiving one or more of these certifications. Even if our eVTOL aircraft receive type certification, production certification, and airworthiness certification, eVTOL aircraft operators must conform eVTOL aircraft to their operational licenses, which requires FAA approval, and individual pilots also must be licensed and approved by the FAA to fly eVTOL aircraft, which could contribute to delays in any widespread use of eVTOL aircraft and potentially limit the number of eVTOL aircraft operators available to purchase aircraft from or partner with us.

Additional challenges to the adoption of our eVTOL aircraft and UAM network, all of which are outside of our control, include:

- market acceptance of eVTOL aircraft;

- state, federal or municipal regulatory and licensing requirements for our eVTOL aircraft and UAM network operations;

- necessary changes to existing infrastructure to enable adoption, including installation of necessary charging and other equipment; and

- public perception regarding the safety of eVTOL aircraft.

There are a number of existing laws, regulations and standards that may apply to eVTOL aircraft, including standards that were not originally intended to apply to electric aircraft. The promulgation of additional federal, state, and local laws and regulations that address eVTOL aircraft more specifically could delay our ability to commercially launch our eVTOL aircraft and UAM network. In addition, depending on the nature of any revised regulations, we may need to modify our approach to certification, it may be difficult for us to timely comply with such regulations, and we may not be able to timely achieve FAA type certification for our aircraft. Further, we have designed our aircraft to be certified under the current FAA regulatory framework. If the applicable FAA regulations are substantially changed or new regulations are adopted, we may need to modify the design of our aircraft to comply with the new regulations, which could cause us to incur significant expenses and scheduling delays in commercializing our aircraft and launching UAM services, which could adversely affect our prospects, business, financial condition and results of operations.

In addition, there can be no assurance that the market will accept eVTOL aircraft, that we will be able to execute on our business strategy, or that our offerings utilizing eVTOL aircraft will obtain the necessary government approvals or be successful in the market. There may be heightened public skepticism of this nascent technology and its adopters. In particular, there could be negative public perception surrounding eVTOL aircraft, including the overall safety and the potential for injuries or death occurring as a result of accidents involving eVTOL aircraft, regardless of whether any such safety incidents occur involving us. Any of the foregoing risks and challenges could adversely affect our prospects, business, financial condition and results of operations.

Our future success depends on the continuing efforts of our key personnel and on our ability to attract and retain highly skilled personnel and senior management.

Our future success depends, in part, on our ability to continue to attract and retain highly skilled personnel. In particular, we are highly dependent on the contributions of Adam Goldstein, our founder and CEO, as well as other members of our management team. The loss of any key personnel could make it more difficult to achieve our business plans. Although we have generally entered into employment offer letters with our key personnel, these letters have no specific duration and provide for at-will employment, which means our key personnel may terminate their employment relationship with us at any time.

Compensation packages for highly skilled personnel have increased over time and will likely continue to increase, and competition for highly skilled personnel is often intense, especially in the San Francisco Bay Area market where our headquarters is located, and we may incur significant costs to attract and retain our personnel. We may not be successful in attracting, integrating, or retaining qualified personnel to fulfill our current or future needs. We have, from time to time, experienced, and we expect to continue to experience, difficulty in hiring and retaining highly skilled personnel with appropriate qualifications. In addition, job candidates and existing personnel often consider the value of the equity awards they receive in connection with their service. If the perceived value of our equity or equity awards declines, it may adversely affect our ability to retain highly skilled personnel. If we fail to attract new personnel or fail to retain and motivate our current personnel, our business, operating results, financial condition and future growth prospects could be harmed.

We may be unable to manage our future growth effectively, which could make it difficult to execute our business strategy.

If our business grows as planned, of which there can be no assurance, we will need to expand our sales, marketing, operations, and the number of partners with whom we do business. Our continued growth could increase the strain on our resources, and we could experience operating difficulties, including difficulties in hiring, training and managing an increasing number of personnel. These difficulties may result in the erosion of our brand image, divert the attention of management and key personnel and impact financial and operational results. The continued expansion of our business may also require additional office space for administrative support. If we are unable to drive commensurate growth, these costs, which include lease commitments, marketing costs and headcount, could result in decreased margins, which could have an adverse effect on our business, financial condition and results of operations.

Operation of aircraft involves a degree of inherent risk. We could suffer losses and adverse publicity stemming from any accident involving small aircraft, helicopters or charter flights and in particular from any accident involving eVTOL aircraft.

The operation of aircraft is subject to various risks, and demand for air transportation, including our urban air mobility offerings, has and may in the future be impacted by accidents or other safety issues regardless of whether such accidents or issues involve our eVTOL aircraft or third-party eVTOL aircraft. Air transportation hazards, such as adverse weather conditions and fire and mechanical failures, may result in death or injury to personnel and passengers, which could impact client or passenger confidence in a particular aircraft type or the air transportation services industry as a whole and could lead to a reduction in passenger volume, particularly if such accidents or disasters were due to a safety fault. Safety statistics for air travel are reported by multiple parties, including the DOT and National Transportation Safety Board, and are often separated into categories of transportation. Because our urban air mobility offerings may include a variety of transportation methods, fliers may have a hard time determining how safe urban air mobility services are and their confidence in urban air mobility may be impacted by, among other things, the classification of accidents in ways that reflect poorly on urban air mobility services or the transportation methods urban air mobility services utilize.

We believe that safety and reliability are two of the primary attributes fliers consider when selecting air transportation services. Our failure to maintain standards of safety and reliability that are satisfactory to fliers may adversely impact our ability to attract and retain customers. We are at risk of adverse publicity stemming from any public incident involving us, our people or our brand. Such an incident could involve the actual or alleged behavior of our employees, contractors, or partners. Further, if our eVTOL aircraft, whether operated by us or a third party, is involved in a public incident, accident, catastrophe or regulatory enforcement action, we could be exposed to significant reputational harm and potential legal liability. The insurance we carry may be inapplicable or inadequate to cover any such incident, accident, catastrophe or action. In the event that our insurance is inapplicable or inadequate, we may be forced to bear substantial losses from an incident or accident. In addition, any such incident, accident, catastrophe or action involving our eVTOL aircraft or eVTOL aircraft generally could create an adverse public perception, which could harm our reputation, result in air travelers being reluctant to use our services, and adversely impact our business, results of operations and financial condition. If we or one of our third-party aircraft operators were to suffer an accident or lose the ability to fly certain aircraft due to safety concerns or investigations, we or such operators may be required to cancel or delay certain flights until replacement aircraft and personnel are obtained.

Our operations may also be negatively impacted by accidents or other safety-related events or investigations that occur in or near the take off and landing infrastructure we plan to utilize for our urban air mobility services. For example, if an accident were to occur at a heliport we rely on for certain flights in the future (assuming we are granted government operating authority to do so), we may be unable to fly into or out of that heliport until the accident has been cleared, any damage to the facilities have been repaired and any insurance, regulatory or other investigations have been completed.

Additionally, the battery packs in our aircraft are expected to use lithium-ion cells. On rare occasions, lithium-ion cells can rapidly release the energy they contain by venting smoke and flames in a manner that can ignite nearby materials as well as other lithium-ion cells. While we have taken measures to enhance the safety of our electric propulsion system, a field or testing failure of our aircraft could occur in the future, which could subject us to lawsuits, product recalls, or redesign efforts, all of which would be time-consuming and expensive. Also, negative public perceptions regarding the suitability of lithium-ion cells for aerospace applications or any future incident involving lithium-ion cells such as an aircraft or other fire, even if such incident does not involve our aircraft, could seriously harm our business.

From time to time we are expected to store varying amounts of lithium-ion cells at our facilities. In addition, our manufacturing partners and suppliers are expected to store a significant number of lithium-ion cells at their facilities. Any mishandling of battery cells may cause disruption to the operation of our facilities or our manufacturers. A safety issue or fire related to the cells could disrupt operations or cause manufacturing delays. Such damage or injury could lead to adverse publicity and potentially a safety recall. Moreover, any such failure of a competitor's eVTOL aircraft may cause indirect adverse publicity for us and our aircraft. Such adverse publicity could negatively affect our brand and harm our business, prospects, financial condition and operating results.

We currently rely and will continue to rely on third-party partners to provide and store the parts and components required to manufacture our aircraft, and to supply critical components and systems, which exposes us to a number of risks and uncertainties outside our control.

We are substantially reliant on our relationships with our suppliers and service providers for the parts and components in our aircraft. If any of these suppliers or service partners were to experience delays, disruptions, capacity constraints or quality control problems in their manufacturing operations, or if they choose to not do business with us, we would have significant difficulty in procuring and producing our aircraft, and our business prospects would be significantly harmed. These disruptions would negatively impact our certification timeline, timing and amount of revenues, competitive position and reputation. In addition, our suppliers or service partners may rely on certain tax incentives that may be subject to change or elimination in the future, which could result in additional costs and delays in production if a new manufacturing site must be obtained. Further, if we are unable to successfully manage our relationship with our suppliers or service partners, the quality and availability of our aircraft may be harmed. Our suppliers or service partners could, under some circumstances, decline to accept new purchase orders from or otherwise reduce their business with us. If our suppliers or service partners stopped manufacturing our aircraft components for any reason or reduced manufacturing capacity, we may be unable to replace the lost manufacturing capacity on a timely and comparatively cost-effective basis, which would adversely impact our operations.

The manufacturing facilities of our suppliers or service partners and the equipment used to manufacture the components for our aircraft would be costly to replace and could require substantial lead time to replace and qualify for use. The manufacturing facilities of our suppliers or service partners may be harmed or rendered inoperable by natural or man-made disasters, including earthquakes, flooding, fire and power outages, or by public health issues, such as the ongoing COVID-19 pandemic, which may render it difficult or impossible for us to manufacture our aircraft for some period of time. The inability to manufacture our aircraft components or the backlog that could develop if the manufacturing facilities of our suppliers or service partners are inoperable for even a short period of time may result in a delay in our certification timeline, as well as the loss of customers or harm to our reputation.

We do not control our suppliers or service partners or such parties' labor and other legal compliance practices, including their environmental, health and safety practices. If our current suppliers or service partners, or any other suppliers or service partners which we may use in the future, violate U.S. or foreign laws or regulations, we may be subjected to extra duties, significant monetary penalties, adverse publicity, the seizure and forfeiture of products that we are attempting to import or the loss of our import privileges. The effects of these factors could render the conduct of our business in a particular country undesirable or impractical and have a negative impact on our operating results.

We are or may be subject to risks associated with strategic relationships or other opportunities and may not be able to identify adequate strategic relationship opportunities, or form strategic relationships, in the future.

We have entered into strategic relationships, and may in the future enter into additional strategic relationships or joint ventures or minority equity investments, in each case with various third parties for the production or operation of our aircraft as well as with other collaborators with capabilities on data and analytics and engineering. These alliances subject us to a number of risks, including risks associated with sharing proprietary information, non-performance by the third-party and increased expenses in establishing new strategic relationships, any of which may adversely affect our business. We may have limited ability to monitor or control the actions of these third parties and, to the extent any of these strategic third parties suffer negative

publicity or harm to their reputation from events relating to their business, we may also suffer negative publicity or harm to our reputation by virtue of our association with any such third party.

Strategic business relationships will be an important factor in the growth and success of our business. However, there are no assurances that we will be able to continue to identify or secure suitable business relationship opportunities in the future or our competitors may capitalize on such opportunities before we do. Moreover, identifying such opportunities could require substantial management time and resources, and negotiating and financing relationships involves significant costs and uncertainties. If we are unable to successfully source and execute on strategic relationship opportunities in the future, our overall growth could be impaired, and our business, prospects, financial condition and operating results could be adversely affected.

When appropriate opportunities arise, we may acquire or license additional assets, products, technologies or businesses that are complementary to our existing business. In addition to possible stockholder approval, we may need approvals and licenses from relevant government authorities for the acquisitions or licenses and to comply with any applicable laws and regulations, which could result in increased delay and costs, and may disrupt our business strategy if we fail to do so. Furthermore, acquisitions or licenses and the subsequent integration of new assets and businesses into our own would likely require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our operations. Acquired or licensed assets or businesses may not generate the financial results we expect. Acquisitions or licenses could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, the occurrence of significant goodwill impairment charges, amortization expenses for other intangible assets and exposure to potential unknown liabilities of the acquired business. Moreover, the costs of identifying and consummating acquisitions may be significant.

The United Purchase Agreement is conditional and is currently the only order for our aircraft. If the order conditions are not met, or if this order is otherwise canceled, modified or delayed, our prospects, results of operations, liquidity and cash flow will be harmed.

The United Purchase Agreement is conditional and is currently the only order for our aircraft. Those conditions include, among other things, us receiving certification of our aircraft by the FAA and further negotiation and reaching mutual agreement on certain material terms, such as aircraft specifications, warranties, usage and transfer of the aircraft, performance guarantees, delivery periods, most favored nation provisions, the type and extent of assistance to be provided by United in obtaining certification of the aircraft for its intended use, territorial restrictions, rights to jointly developed intellectual property, escalation adjustments and other matters. The obligations of United to consummate the order will arise only after all such material terms are agreed by the parties. Further, and in addition to other termination rights set forth in the United Purchase Agreement and the Collaboration Agreement with United (the "United Collaboration Agreement"), if the parties do not agree on such material terms, either party will have the right to terminate the agreements if such party determines in its discretion that it is not likely that such material terms will be agreed in a manner that is consistent with such party's business and operational interests (as those interests may change from time to time). If this order is canceled, modified or delayed, or otherwise not consummated, or if we are otherwise unable to convert our strategic relationships or collaborations into sales revenue, our prospects, results of operations, liquidity and cash flow will be affected.

Our business may be adversely affected by the current macroeconomic challenges, including the effects of inflation, rising interest rates or an economic downturn or recession.

Current macroeconomic conditions, including inflation, rising interest rates and any economic downturn or recession in certain regions or worldwide have, and may continue to, adversely affect our business, financial condition and results of operations. The existence of inflation in certain economies has resulted in, and may continue to result in, rising interest rates and capital costs, supply shortages, increased costs of labor, components, manufacturing and shipping, as well as weakening exchange rates and other similar effects. As a result, we have experienced and may continue to experience cost increases. Although we take measures to mitigate the effects of inflation and rising interest rates, if these measures are not effective, our business, financial condition, results of operations and liquidity could be materially adversely affected. Even if such measures are effective, there could be a difference between the timing of when those beneficial actions impact our results or operations and when the cost of inflation is incurred.

Our aerial ride sharing operations will initially be concentrated in a small number of urban areas, which makes our business particularly susceptible to infrastructure, economic, social, weather, regulatory conditions or other circumstances affecting these metropolitan areas.

We expect to initially launch our aerial ride sharing offering in limited jurisdictions subject to receipt of the necessary approvals. Accordingly, our business and results of operations are particularly susceptible to adverse infrastructure, economic, social, weather, regulatory, and other conditions in these markets. As a result of our geographic concentration, our business and financial results relating to our aerial ride sharing operations will be particularly susceptible to the impacts of these conditions or other circumstances in each of these metropolitan areas. In addition, any changes to local laws or regulations within these urban areas that affect our ability to operate or increase our operating expenses in these markets would have an adverse effect on our business, financial condition and operating results.

Disruption of operations at the locations where our take off and landing facilities are expected to initially be located, whether caused by labor relations, utility or communications issues or challenges with obtaining charging infrastructure, could harm our business. Certain locations may regulate flight operations, such as limiting the number of take offs and landings, which could reduce our aerial ride sharing operations. Bans on eVTOL aircraft operations or the introduction of any new permitting requirements would significantly disrupt our operations. In addition, demand for our Archer UAM services could be impacted if drop-offs or pick-ups of fliers become inconvenient because of take off and landing rules or regulations, or more expensive for fliers because of take off and landing related fees, which would adversely affect our business, financial condition and operating results.

We expect concentration in large metropolitan areas and heavily trafficked airports also makes our business susceptible to an outbreak of a contagious disease, such as the Ebola virus, Middle East Respiratory Syndrome, Severe Acute Respiratory Syndrome, H1N1 influenza virus, avian flu, Zika virus, COVID-19, both due to the risk of a contagious disease affecting the urban area through the high volume of travelers flying into and out of such areas and the ease at which contagious diseases can spread through densely populated areas.

Natural disasters, including tornados, hurricanes, floods and earthquakes, and severe weather conditions, such as heavy rains, strong winds, dense fog, blizzards or snowstorms, may damage our facilities or those of our Archer Direct customers or otherwise disrupt flights into or out of the vertiports from which our aircraft arrive or depart.

Major urban areas, including those in which we expect to operate, are also at risk of terrorist attacks, actual or threatened acts of war, political disruptions and other disruptions. The occurrence of one or more natural disasters, severe weather events, epidemic or pandemic outbreaks, terrorist attacks or disruptive political events in regions where our facilities are or will be located, or where our Archer Direct customers' facilities are located, could adversely affect our business.

Our long-term success and ability to significantly grow our revenue will depend, in part, on our ability to establish and expand into international markets and/or expand market segments.

Our future results will depend, in part, on our ability to establish and expand our presence within international markets and may also depend on our expansion into additional market segments, such as defense or logistics/cargo. Our ability to expand into these markets will depend upon our ability to obtain the necessary government approvals, adapt to international markets and new market segments, understand the local customer base, and address any unique local technological requirements. Our ability to expand internationally involves various risks, including, but not limited to, the need to invest significant resources in such expansion, and the possibility that returns on such investments will not be achieved in the near future or at all in these less familiar competitive environments. We may also choose to conduct our international business through joint ventures, minority investments or other partnerships with local companies as well as co-marketing with other established brands. If we are unable to identify partners or negotiate favorable terms, our international growth may be limited. In addition, we may incur significant expenses in advance of generating significant revenues as we attempt to establish our presence in particular international markets or market segments outside of aircraft sales and operating a UAM network to carry passengers.

If we experience harm to our reputation and brand, our business, financial condition and results of operations could be adversely affected.

Continuing to increase the strength of our reputation and brand for achieving our business plans is critical to our ability to attract and retain personnel, customers, investors, and other business partners. In addition, our growth strategy may include expansion through joint ventures, minority investments or other partnerships with strategic business partners, which may include event activations and cross-marketing with other established brands, all of which may be dependent on our ability to build our reputation and brand recognition. The successful development of our reputation and brand will depend on a number of

factors, many of which are outside our control. Negative perception of our technology, industry or our company may harm our reputation and brand, including as a result of:

- complaints or negative publicity or reviews about our aircraft or service offerings from either our Archer UAM or Archer Direct customers or negative publicity reviews about other brands or events we are associated with, even if factually incorrect or based on isolated incidents;

- changes to our operations, safety and security, privacy or other policies that users or others perceive as overly restrictive, unclear or inconsistent with our values;

- illegal, negligent, reckless or otherwise inappropriate behavior by our management team or other employees, our Archer Direct customers, our Archer UAM customers or our other business partners;

- actual or perceived disruptions or defects in our aircraft or aerial ride sharing platform, such as data security incidents, platform outages, payment processing disruptions or other incidents that impact the availability, reliability or security of our offerings;

- litigation over, or investigations by regulators into, our aircraft or our operations or those of our Archer Direct customers or other business partners;

- a failure to operate our business in a way that is consistent with our values;

- negative responses by our Archer Direct or Archer UAM customers to urban air mobility offerings;

- perception of our treatment of employees, contractors, Archer Direct or Archer UAM customers or our other business partners and our response to their sentiment related to political or social causes or actions of management; or

- any of the foregoing with respect to our competitors, to the extent such resulting negative perception affects the public's perception of us or our industry as a whole.

In addition, changes we may make to enhance and improve our offerings and balance the needs and interests of our Archer Direct and Archer UAM customers may be viewed positively from one group's perspective (such as our Archer UAM customers) but negatively from another's perspective (such as third-party companies that purchase and operate our aircraft), or may not be viewed positively by either our Archer Direct or Archer UAM customers. If we fail to balance the interests of these two different customer bases or make changes that they view negatively, our customers may stop purchasing our aircraft or stop using our Archer UAM service or take fewer flights, any of which could adversely affect our reputation, brand, business, financial condition and results of operations.

Our ability to effectively compete and generate revenue from our products and services depends upon our ability to distinguish our products and services from our competitors and their products and services.

Our ability to compete effectively is dependent on many factors, including, without limitation, the following:

- speed to market of our initial aircraft and UAM services;

- effective strategy and execution of aircraft and service offerings;

- product and service safety and performance;

- product and service pricing; and

- quality of customer support.

We will have to demonstrate to potential customers that our products and services are attractive alternatives to other transportation offerings, by differentiating our products and services on the basis of such factors as innovation, performance, brand name, service, and price. This is difficult to do, especially in a competitive market. Some of our competitors may have more established customer relationships than we do, which could inhibit our market penetration efforts. If we are unable to compete effectively, our revenue and profitability will be adversely impacted.

Our business may be adversely affected by labor and union activities.

Although none of our employees are currently represented by a labor union, it is common throughout the aerospace industry generally for many employees at aerospace companies to belong to a union, which can result in higher employee costs and increased risk of work stoppages. We may also directly and indirectly depend upon other companies with unionized work forces, such as parts suppliers and trucking and freight companies, and work stoppages or strikes organized by such unions could harm our business, financial condition or operating results.

We expect that the purchase agreements with Archer Direct customers could be subject to indexed price escalation clauses which would subject us to losses if we have cost overruns or if increases in our costs exceed the applicable escalation rate.

Commercial aircraft sales contracts are often entered into years before the aircraft are delivered. In order to help account for economic fluctuations between the contract date and delivery date, aircraft pricing generally consists of a fixed amount as modified by price escalation formulas derived from labor, commodity and other price indices. Our revenue estimates are based on current expectations with respect to these escalation formulas, but the actual escalation amounts are outside of our control. Escalation factors can fluctuate significantly from period to period and changes in escalation amounts can significantly impact revenues and operating margins in our business. We can make no assurance that any customer, current or future, will exercise purchase options, fulfill existing purchase commitments or purchase additional products or services from us. The terms and conditions of the United Purchase Agreement regarding price escalation clauses are yet to be determined, and there is no assurance that they will be determined in a manner that will mitigate the risks described above.

We have identified certain material weaknesses in our internal control over financial reporting. If we are unable to remediate these material weaknesses, or if we identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect our business and stock price.

In connection with the preparation and audit of our financial statements for the year ended December 31, 2020, certain material weaknesses were identified in our internal control over financial reporting. These material weaknesses had not been remediated as of December 31, 2022. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. Each of these material weaknesses could result in a misstatement of substantially all of our accounts or disclosures that would result in a material misstatement to the annual or interim financial statements that would not be prevented or detected.

We are taking the steps we believe are necessary to remediate these material weaknesses to comply with the rules and regulations of the SEC regarding compliance with Section 404(a) of the Sarbanes-Oxley Act. Management, with the participation of the Audit Committee and the Board of Directors, is engaged in remediation activities to address the material weaknesses.

For a discussion of management's consideration of the material weaknesses and the remediation measures, see Part II, Item 9A, "Controls and Procedures" included in this Annual Report.

While we believe our efforts will remediate the material weaknesses, we may not be able to complete our evaluation, testing or any necessary remediations in a timely fashion, or at all. We cannot assure you that the measures we have taken to date and may take in the future, will be sufficient to remediate the control deficiencies that led to our material weaknesses in internal control over financial reporting or that they will prevent or avoid potential future material weaknesses. The effectiveness of our internal control over financial reporting is subject to various inherent limitations, including cost limitations, judgments used in decision making, assumptions about the likelihood of future events, the possibility of human error and the risk of fraud. Any failure to design or maintain effective internal control over financial reporting or any difficulties encountered in their implementation or improvement could increase compliance costs, negatively impact the market price of our common stock, or otherwise harm our operating results or cause us to fail to meet our reporting obligations.

We have been, and may in the future be, adversely affected by health epidemics and pandemics, including the ongoing global COVID-19 pandemic, the duration and economic, governmental and social impact of which is difficult to predict, which may significantly harm our business, prospects, financial condition and operating results.

We face various risks related to public health issues, including epidemics, pandemics and other outbreaks, including the ongoing COVID-19 pandemic. The impact of the COVID-19 pandemic, including changes in consumer and business behavior, pandemic fears and market downturns, supply shortages and restrictions on business and individual activities, has created

significant volatility in the global economy. The spread of COVID-19 has also created a disruption in the manufacturing, delivery and overall supply chain of aircraft manufacturers and suppliers. The extent to which the COVID-19 pandemic impacts our business, prospects and results of operations will depend on future developments, which are highly uncertain and cannot be predicted, including, but not limited to, the duration and spread of the pandemic, its severity, the actions to contain the virus and its variants or treat its impact and how quickly and to what extent normal economic and operating activities can resume. Even after the COVID-19 pandemic has subsided, we may continue to experience an adverse impact to our business as a result of COVID-19's global economic impact, including ongoing supply chain shortages.

Failure to comply with applicable laws and regulations relating to the aviation business in general and eVTOL aircraft specifically, could adversely affect our business and our financial condition.

Our eVTOL aircraft and the operation of our UAM services will be subject to substantial regulation in the jurisdictions in which we intend our eVTOL aircraft to operate. We expect to incur significant costs in complying with these regulations. Regulations related to the eVTOL industry, including aircraft certification, production certification, passenger operation, flight operation, airspace operation, security regulation and infrastructure regulation are currently evolving, and we face risks associated with the development and evolution of these regulations.

Our aircraft must be certified with the FAA in the United States. Operating our aircraft in the United States and providing our passenger transportation services must comply with U.S. laws, regulations, safety standards, and customer service regulations.

Rigorous testing and the use of approved materials and equipment are among the requirements for achieving certification. Our failure to obtain or maintain certification for our aircraft or infrastructure would have a material adverse effect on our business and operating results. In addition to obtaining and maintaining certification of our aircraft, we will need to obtain and maintain operational authority necessary to provide our envisioned UAM services. A transportation or aviation authority may determine that we cannot manufacture, provide, or otherwise engage in those services as we have contemplated. The inability to implement our envisioned services could materially and adversely affect our results of operations, financial condition, and prospects.

To the extent the laws change, our aircraft and our services may not comply with those laws, which would have an adverse effect on our business. Complying with changing laws could be burdensome, time consuming, and expensive. To the extent compliance with new laws is cost prohibitive, our business, prospects, financial condition and operating results would be adversely affected.

When we expand beyond the United States, such as into the Middle East, Asia, Europe and/or South America, there will be additional laws and regulations we must comply with, and there may be laws and regulations in other jurisdictions we have not yet entered or laws we are unaware of in jurisdictions we have entered that may restrict our operations or business practices or that are difficult to interpret and change rapidly.

Continued regulatory limitations and other obstacles interfering with our business operations could have a negative and material impact on our business, prospects, financial condition and results of operations.

We are subject to cybersecurity risks to our operational systems, security systems, infrastructure, integrated software in our aircraft and customer data processed by us or third-party vendors.

We are at risk for interruptions, outages and breaches of our: (a) operational systems, including business, financial, accounting, product development, data processing or production processes, owned by us or our third-party vendors or suppliers; (b) facility security systems, owned by us or our third-party vendors or suppliers; (c) aircraft technology, including powertrain and avionics and flight control software, owned by us or our third-party vendors or suppliers; (d) the integrated software in our aircraft; or (e) customer data that we process or our third-party vendors or suppliers process on our behalf. Such incidents could: disrupt our operational systems; result in loss of intellectual property, trade secrets or other proprietary or competitively sensitive information; compromise certain information of customers, employees, suppliers, or others; jeopardize the security of our facilities; or affect the performance of in-product technology and the integrated software in our aircraft.

We plan to include avionics and flight control software services and functionality that utilize data connectivity to monitor aircraft performance and to enhance safety and enable cost-saving preventative maintenance. The availability and effectiveness of our services depend on the continued operation of information technology and communications systems. Our systems will be vulnerable to damage or interruption from, among others, physical theft, fire, terrorist attacks, natural disasters, power loss, war, telecommunications failures, viruses, worms, trojan horses, denial or degradation of service attacks, ransomware, social

engineering schemes, insider theft or misuse or other attempts to harm our systems. We intend to use our avionics and flight control software and functionality to log information about each aircraft's use in order to aid us in aircraft diagnostics and servicing. Our customers may object to the use of this data, which may increase our vehicle maintenance costs and harm our business prospects.

Moreover, there are inherent risks associated with developing, improving, expanding and updating our current systems, such as the disruption of our data management, procurement, production execution, finance, supply chain and sales and service processes. These risks may affect our ability to manage our data and inventory, procure parts or supplies or manufacture, deploy, deliver and service our aircraft, adequately protect our intellectual property or achieve and maintain compliance with, or realize available benefits under, applicable laws, regulations and contracts. We cannot be sure that these systems upon which we rely, including those of our third-party vendors or suppliers, will be effectively implemented, maintained or expanded as planned. If we do not successfully implement, maintain or expand these systems as planned, our operations may be disrupted and our ability to accurately and timely report our financial results could be impaired. Moreover, our proprietary information or intellectual property could be compromised or misappropriated, and our reputation may be adversely affected. If these systems do not operate as we expect them to, we may be required to expend significant resources to make corrections or find alternative sources for performing these functions.

Failure to comply with laws and regulations relating to privacy, data protection and consumer protection, or the expansion of current laws and regulations or the enactment of new laws or regulations in these areas, could adversely affect our business and our financial condition.

We are subject to or affected by a number of laws and regulations, as well as contractual obligations and industry standards, that impose certain obligations and restrictions with respect to data privacy and security, and govern our collection, storage, retention, protection, use, processing, transmission, sharing and disclosure of personal information including that of our employees, customers and others. Most jurisdictions have enacted laws requiring companies to notify individuals, regulatory authorities and others of security breaches involving certain types of data. Such laws may be inconsistent or may change or additional laws may be adopted. In addition, our agreements with certain customers may require us to notify them in the event of a security breach. Such mandatory disclosures are costly, could lead to negative publicity, result in penalties or fines, result in litigation, may cause our customers to lose confidence in the effectiveness of our security measures and require us to expend significant capital and other resources to respond to and/or alleviate problems caused by the actual or perceived security breach.

The global data protection landscape is rapidly evolving, and implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future. We may not be able to monitor and react to all developments in a timely manner. For example, California adopted the California Consumer Privacy Act (the "CCPA"), which became effective in January 2020 and which was recently amended and expanded by the California Privacy Rights Act (the "CPRA") as of January 1, 2023. The CCPA establishes a privacy framework for covered businesses, including an expansive definition of personal information and data privacy rights for California residents. The CCPA includes a framework with potentially severe statutory damages and private rights of action. The CCPA requires covered businesses to provide new disclosures to California residents, provide them new ways to opt-out of certain disclosures of personal information, and allow for a new cause of action for data breaches. As we expand our operations, the CCPA and CPRA may increase our compliance costs and potential liability. Some observers have noted that the CCPA and CPRA could mark the beginning of a trend toward more stringent privacy legislation in the United States. Other states have adopted similar laws, many of which went into effect or will go into effect in 2023. Compliance with any applicable privacy and data security laws and regulations is a rigorous and time-intensive process, and we may be required to put in place additional mechanisms to comply with such laws and regulations.

In addition, we are or may become subject to a variety of foreign laws and regulations regarding privacy, data protection, and data security. These laws and regulations are continuously evolving and developing. The scope and interpretation of the laws that are or may be applicable to us are often uncertain and may be conflicting, particularly with respect to foreign laws. Such laws and regulations often have changes in scope, may be subject to differing interpretations, and may be inconsistent among different jurisdictions. For example, the European General Data Protection Regulation ("GDPR"), which became effective in May 2018, includes operational requirements for companies that receive or process personal data of residents of the European Union that are broader and more stringent than those previously in place in the European Union. The GDPR includes significant penalties for non-compliance, including fines of up to €20 million or 4% of total worldwide revenue. Further, following the United Kingdom's exit from the European Union, the GDPR was implemented in the United Kingdom (the "UK GDPR")—non-compliance with which may lead to similar compliance and operational costs as the GDPR with potential fines up to £17 million or 4% of global turnover. The UK GDPR sits alongside the UK Data Protection Act 2018 which implements certain derogations in the EU GDPR into UK law. Under the UK GDPR, companies not established in the UK but who process personal information in relation to the offering of goods or services to individuals in the UK, or to monitor their behavior will

be subject to the UK GDPR—the requirements of which are largely aligned with those under the GDPR but still require specific compliance under UK law that we must monitor and with which we must comply.

Additionally, we may be subject to evolving laws and regulations regarding the transfer of personal data outside of the European Economic Area ("EEA"). Recently, the Court of Justice of the European Union ruled that the EU-U.S. Privacy Shield is an invalid transfer mechanism, but upheld Standard Contractual Clauses as a valid transfer mechanism. The validity of data transfer mechanisms remains subject to legal, regulatory, and political developments in both Europe and the United States. The invalidation of the EU-U.S. Privacy Shield and potential invalidation of other data transfer mechanisms could have a significant adverse impact on our ability to process and transfer personal data outside of the EEA.

Governments are continuing to focus on privacy and data security, and it is possible that new privacy or data security laws will be enacted or existing laws will be amended in a way that is material to our business. Any significant change to applicable laws, regulations, or industry practices regarding our users' data could require us to modify our services and features, possibly in a material manner, and may limit our ability to develop new products, services, and features. Although we have made efforts to design our policies, procedures, and systems to comply with the current requirements of applicable state, federal, and foreign laws, changes to applicable laws and regulations in this area could subject us to additional regulation and oversight, any of which could significantly increase our operating costs.

We publish privacy policies and other documentation regarding our collection, processing, use and disclosure of personal information and/or other confidential information. Although we endeavor to comply with our published policies and other documentation, we may at times fail to do so or may be perceived to have failed to do so. Moreover, despite our efforts, we may not be successful in achieving compliance if our employees, contractors, service providers or vendors fail to comply with our published policies and documentation. Such failures can subject us to potential local, state and federal action if we are found to be deceptive, unfair, or misrepresentative of our actual practices. Claims that we have violated individuals' privacy rights or failed to comply with data protection laws or applicable privacy notices even if we are not found liable, could be expensive and time-consuming to defend and could result in adverse publicity that could harm our business.

We are subject to risks associated with climate change, including the potential increased impacts of severe weather events on our operations and infrastructure.

The potential physical effects of climate change, such as increased frequency and severity of high wind conditions, storms, floods, fires, fog, mist, freezing conditions, sea-level rise and other climate-related events, could affect our operations, infrastructure and financial results. Climate change risks could result in but are not limited to operational risk from the physical effect of climate events on our terminal facilities, production facilities and other assets, as well as transitional risks, including new or more stringent regulatory requirements, increased monitoring and disclosure requirements, and potential effects on our reputation and/or changes in our business. We could incur significant costs to improve the climate resiliency of our aircraft or infrastructure and otherwise prepare for, respond to, and mitigate such physical effects of climate change. We are not able to accurately predict the materiality of any potential losses or costs associated with the physical effects of climate change.

We intend to retain certain personal information about our customers, employees or others that, if compromised, could harm our financial performance and results of operations or prospects.

We are subject to a wide variety of laws in the United States and other jurisdictions related to privacy, data protection and consumer protection that are often complex and subject to varying interpretations. As a result, these privacy, data protection and consumer protection laws may change or develop over time through judicial decisions or as new guidance or interpretations are provided by regulatory and governing bodies and such changes or developments may be contrary to our existing practices. This may cause us to expend resources on updating, changing or eliminating some of our privacy and data protection practices.

We plan to collect, store, transmit and otherwise process data from our aircraft, our customers, our employees and others as part of our business and operations, which may include personal data or confidential or proprietary information. We also work with partners and third-party service providers or vendors that collect, store and process such data on our behalf and in connection with our aircraft. There can be no assurance that any security measures that we or our third-party service providers or vendors have implemented will be effective against current or future security threats. If a compromise of data were to occur, we may become liable under our contracts with other parties and under applicable law for damages and incur penalties and other costs to respond to, investigate and remedy such an incident. Our systems, networks and physical facilities could be breached, or personal information could otherwise be compromised due to employee error or malfeasance, if, for example, third parties attempt to fraudulently induce our employees or our customers to disclose information or usernames and/or passwords. Third parties may also exploit vulnerabilities in, or obtain unauthorized access to, platforms, systems, networks and/or physical facilities utilized by our third-party service providers and vendors.

Our aircraft contain complex information technology systems and built-in data connectivity to share aircraft data with ground operations infrastructure. We plan to design, implement and test security measures intended to prevent unauthorized access to our information technology networks, our aircraft and related systems. However, hackers may attempt to gain unauthorized access to modify, alter and use such networks, aircraft and systems to gain control of or to change our aircraft's functionality, performance characteristics, or to gain access to data stored in or generated by the aircraft. A significant breach of our third-party service providers' or vendors' or our own network security and systems could have serious negative consequences for our business and future prospects, including possible fines, penalties and damages, reduced customer demand for our aircraft or urban aerial ride sharing services and harm to our reputation and brand.

We may not have adequate insurance coverage. The successful assertion of one or more large claims against us that exceeds our available insurance coverage, or results in changes to our insurance policies (including premium increases or the imposition of large deductible or co-insurance requirements), could have an adverse effect on our business. In addition, we cannot be sure that our existing insurance coverage will continue to be available on acceptable terms or that our insurers will not deny coverage as to any future claim.

The requirements of being a public company may strain our resources, divert management's attention and affect our ability to attract and retain additional executive management and qualified board members.

We are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the listing requirements of the NYSE and other applicable securities rules and regulations. Compliance with these rules and regulations has increased, and will continue to increase, our legal and financial compliance costs, make some activities more difficult, time-consuming, or costly, and increase demand on our systems and resources, particularly after we are no longer an emerging growth company. The Exchange Act requires, among other things, that we file annual, quarterly, and current reports with respect to our business and operating results. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. In order to maintain and improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight have been and may in the future be required. As a result, management's attention may be diverted from other business concerns, which could adversely affect our business and operating results. Although we have already hired additional employees to comply with these requirements, we may need to hire more employees in the future or engage outside consultants, which would increase our costs and expenses.

In addition, changing laws, regulations, and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs, and making some activities more time consuming. These laws, regulations, and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve or otherwise change over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations, and standards (or changing interpretations of them), and this investment may result in increased selling, general and administrative expenses and a diversion of management's time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations, and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us, and our business may be adversely affected. As a public company, we have also had to incur increased expenses in order to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to maintain the same or similar coverage or obtain coverage in the future. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee, compensation committee, and nominating and governance committee, and qualified executive officers.

As a result of disclosure of information in the filings required of a public company, our business and financial condition is more visible, which may result in threatened or actual litigation, including by competitors. If such claims are successful, our business and operating results could be adversely affected, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our business and operating results. In addition, as a result of our disclosure obligations as a public company, we have reduced flexibility and are under pressure to focus on short-term results, which may adversely affect our ability to achieve long-term profitability.

We have been sued by a competitor alleging misappropriation by us of certain of their trade secrets and infringement by us of certain of their patents. These proceedings, as well as any other proceedings relating to these allegations and similar allegations or legal proceedings in the future, are likely to be time-consuming and expensive and, if adversely determined, could delay, limit or prevent our ability to commercialize our aircraft or otherwise execute on our business plans.

On April 6, 2021, Wisk brought a lawsuit against us in the United States District Court for the Northern District of California (the "District Court") alleging misappropriation of trade secrets and patent infringement. We have filed certain counterclaims for defamation, tortious interference and unfair competition against Wisk and The Boeing Company ("Boeing"), which owns a majority stake in Wisk.

For a description of the status of our legal proceedings with Wisk, see Note 8 – Commitments and Contingencies of the notes to the consolidated financial statements included in Part II, Item 8 of this Annual Report. We cannot predict their outcome or impact on us and our business. We have incurred and expect to continue to incur significant costs in defending and responding to their claims and pursuing our counterclaims. A negative result in these proceedings could have a material adverse effect on our reputation, financial position, liquidity, operations, and cash flows.

In addition, other holders of intellectual property rights relating to electric aircraft or any other technology relevant to our products and services may initiate legal proceedings alleging infringement or misappropriation of such rights by us and/or our employees, either with respect to our own intellectual property or intellectual property we license from third parties.

Our pending proceedings and other future legal proceedings against us or our employees, regardless of outcome or merit, could be time consuming and expensive to defend or resolve, result in substantial diversion of management and technical resources, delay, limit or prevent our ability to make, develop, commercialize or deploy our aircraft and aerial ride sharing services and deteriorate our reputation and our business relationships, any of which could make it more difficult or impossible for us to operate our business or otherwise execute on our business plan and significantly adversely affect our business, financial condition, or results of operations. In the event of an adverse outcome of the litigation, we may have to cease developing and/or using the asserted intellectual property, which could significantly adversely impact our business, financial condition, or results of operation.

In response to a determination or resolution that we or any of our employees have infringed upon or misappropriated a third party's intellectual property rights, we may be required to take certain actions, including (without limitation) one or more of the following:

• cease development, sales or use of our aircraft or other products;

• pay substantial damages, interest, attorneys' fees, costs and other amounts;

• transfer intellectual property rights to a competitor;

• obtain a license from the owner of the asserted intellectual property right, which license may not be available on reasonable terms or at all;

• terminate the employment of key employees;

• develop or re-develop an alternative design of our aircraft; or

• re-develop one or more other aspects or systems of our aircraft or other offerings.

A successful claim of infringement or misappropriation against us or any of our employees could delay, limit or prevent our ability to commercialize our aircraft and could significantly adversely affect our business, prospects, financial condition or operating results. Even if we are successful in defending against these claims, litigation could result in substantial costs and distraction to the company and our management over many years.

Our business may be adversely affected if we are unable to protect our intellectual property rights from unauthorized use by third parties.

Failure to adequately protect our intellectual property rights could result in our competitors offering similar products or services, potentially resulting in the loss of some of our competitive advantage and a decrease in our revenue, which could adversely affect our business, prospects, financial condition and operating results. Our success depends, at least in part, on our ability to protect our key technology and intellectual property. To accomplish this, we will rely on a combination of patents,

trade secrets (including know-how), employee and third-party non-disclosure agreements, copyrights, trademarks, intellectual property licenses and other contractual rights to establish and protect our rights in our technology.

The protection of our intellectual property rights will be important to our future business opportunities. However, the measures we take to protect our intellectual property from unauthorized use by others may not be effective for various reasons, including the following:

- any patent applications we submit may not result in the issuance of patents (and patents have not yet issued to us based on our pending applications);

- the scope of our patents that may subsequently issue may not be broad enough to protect our proprietary rights;

- our issued patents may be challenged or invalidated by third parties;

- our employees or business partners may breach their confidentiality, non-disclosure and non-use obligations to us;

- third parties may independently develop technologies that are the same or similar to ours;

- the costs associated with enforcing patents, confidentiality and invention agreements or other intellectual property rights may make enforcement impracticable; and

- current and future competitors may circumvent or otherwise design around our patents.

Patent, trademark, copyright and trade secret laws vary throughout the world. The laws in some foreign countries do not protect intellectual property rights to the same extent as the laws of the United States. Furthermore, policing the unauthorized use of our intellectual property rights in foreign jurisdictions may be difficult. Therefore, our intellectual property rights may not be as strong or as easily enforced outside of the United States.

Also, while we have registered and applied for trademarks in an effort to protect our investment in our brand and goodwill with customers, competitors may challenge the validity of those trademarks and other brand names in which we have invested. Such challenges can be expensive and may adversely affect our ability to maintain the goodwill gained in connection with a particular trademark.

To the extent we expand our international activities, our exposure to unauthorized use of our technologies and proprietary information may increase. We may also fail to detect unauthorized use of our intellectual property, or be required to expend significant resources to monitor and protect our intellectual property rights, including engaging in litigation, which may be costly, time-consuming, and divert the attention of management and resources, and may not ultimately be successful. If we fail to meaningfully establish, maintain, protect and enforce our intellectual property rights internationally, our business, financial condition and results of operations could be adversely affected.

We are an emerging growth company and smaller reporting company within the meaning of the Securities Act, and the reduced reporting requirements applicable to emerging growth companies or smaller reporting companies could make our securities less attractive to investors and may make it more difficult to compare our performance to the performance of other public companies.

We are an "emerging growth company" as defined in Section 2(a)(19) of the Securities Act of 1933, as amended (the "Securities Act"), as modified by the Jumpstart Our Business Startups Act of 2012 ("JOBS Act"). As such, we are eligible for and may take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies for as long as we continue to be an emerging growth company, including, but not limited to, (a) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, (b) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and (c) exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. As a result, our stockholders may not have access to certain information they may deem important. We will remain an emerging growth company until the earliest of (1) the last day of the fiscal year (a) following October 30, 2025, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three year period. We cannot predict whether investors will find our securities less attractive because we will rely on these exemptions. If some investors find our securities less attractive as a result of our

reliance on these exemptions, the trading prices of our securities may be lower than they otherwise would be, there may be a less active trading market for our securities and the trading prices of our securities may be more volatile.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Additionally, we are a "smaller reporting company" as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We will remain a smaller reporting company until the last day of the fiscal year in which (1) the market value of our shares of common stock held by non-affiliates equals or exceeds $250 million as of the end of that year's second fiscal quarter, and (2) our annual revenues equaled or exceeded $100 million during such completed fiscal year or the market value of our shares of common stock held by non-affiliates equals or exceeds $700 million as of the end of that year's second fiscal quarter. To the extent we take advantage of such reduced disclosure obligations, it may also make comparison of our financial statements with other public companies difficult or impossible.

Our management team has limited experience managing a public company.

Most members of our management team have limited experience managing a publicly traded company, interacting with public company investors and regulators, and complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage our transition to being a public company subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely impact our business, operating results, and financial condition.

Our amended and restated certificate of incorporation requires, to the fullest extent permitted by law, that derivative actions brought in our name, actions against our directors, officers, other employees or stockholders for breach of fiduciary duty and other similar actions may be brought only in the Court of Chancery in the State of Delaware, which may have the effect of discouraging lawsuits against our directors, officers, other employees or stockholders.

Our amended and restated certificate of incorporation provides that (i) unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by the applicable law, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (1) any derivative action or proceeding brought on behalf of us, (2) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any current or former director, officer or other employee of ours or any stockholder of ours to us or our stockholders, (3) any action or proceeding asserting a claim against us or any of our current or former directors, officers or other employees or any stockholder arising pursuant to any provision of the Delaware General Corporation Law (the "DGCL"), our amended and restated certificate of incorporation or our amended and restated bylaws, (4) any action or proceeding to interpret, apply, enforce or determine the validity of our amended and restated certificate of incorporation or amended and restated bylaws (or any right, obligation or remedy thereunder), (5) any action or proceeding as to which the DGCL confers jurisdiction to the Court of Chancery of the State of Delaware, and (6) any action asserting a claim against us or any director, officer or other employee of ours or any stockholder, governed by the internal affairs doctrine, in all cases to the fullest extent permitted by law and subject to the court's having personal jurisdiction over the indispensable parties named as defendants, and (ii) unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act or the rules and regulations promulgated thereunder. Any person holding, owning or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and to have consented to this forum selection provision.

This choice of forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, other employees or stockholders, which may discourage lawsuits with

respect to such claims, although such stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder. However, there is no assurance that a court would enforce the choice of forum provision contained in our amended and restated certificate of incorporation. If a court were to find such provision to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, operating results and financial condition.

The warrants originally issued by Atlas are accounted for as liabilities and changes in the value of these warrants could have a material effect on our financial results.

On April 12, 2021, the staff of the SEC (the "SEC Staff") expressed its view that certain terms and conditions common to special purpose acquisition company ("SPAC") warrants may require the warrants to be classified as liabilities instead of equity on a SPAC's balance sheet. As a result of the SEC Staff's statement, Atlas reevaluated the accounting treatment of its public warrants and private placement warrants, and determined to classify the warrants as derivative liabilities measured at fair value, with changes in fair value reported in its statement of operations for each reporting period.

See Note 13 - Liability Classified Warrants to our audited consolidated financial statements for the year ended December 31, 2022, for additional information about our public and private warrants that were originally issued by Atlas. Accounting Standards Codification ("ASC") 815-40 provides for the remeasurement of the fair value of such derivatives at each balance sheet date, with a resulting non-cash gain or loss related to the change in the fair value being recognized in the consolidated statements of operations. As a result of the recurring fair value measurement, our financial statements and results of operations may fluctuate quarterly based on factors which are outside of our control. Due to the recurring fair value measurement, we expect that we will recognize non-cash gains or losses on our warrants each reporting period and that the amount of such gains or losses could be material.

Investors' expectations of our performance relating to environmental, social and governance ("ESG") factors may impose additional costs and expose us to new risks.

There is an increasing focus from investors, employees, customers and other stakeholders concerning corporate responsibility, specifically related to ESG matters. Some investors may use these non-financial performance factors to guide their investment strategies and, in some cases, may choose not to invest in us if they believe our policies and actions relating to corporate responsibility are inadequate. The growing investor demand for measurement of non-financial performance is addressed by third-party providers of sustainability assessment and ratings on companies. The criteria by which our corporate responsibility practices are assessed may change due to the constant evolution of the sustainability landscape, which could result in greater expectations of us and cause us to undertake costly initiatives to satisfy such new criteria. If we elect not to or are unable to satisfy such new criteria, investors may conclude that our policies and/or actions with respect to corporate social responsibility are inadequate. We may face reputational damage in the event that we do not meet the ESG standards set by various constituencies.

Furthermore, in the event that we communicate certain initiatives and goals regarding ESG matters, we could fail, or be perceived to fail, in our achievement of such initiatives or goals, or we could be criticized for the scope of such initiatives or goals. If we fail to satisfy the expectations of investors, customers, employees and other stakeholders or our initiatives are not executed as planned, our reputation and business, operating results and financial condition could be adversely impacted.

Changes in financial accounting standards may cause adverse unexpected fluctuations and affect our reported results of operations.

A change in accounting standards or practices, and varying interpretations of existing or new accounting pronouncements, as well as significant costs incurred or that may be incurred to adopt and to comply with these new pronouncements, could have a significant effect on our reported financial results or the way we conduct our business. If we do not ensure that our systems and processes are aligned with the new standards, we could encounter difficulties generating quarterly and annual financial statements in a timely manner, which could have an adverse effect on our business, our ability to meet our reporting obligations and compliance with internal control requirements.

Management will continue to make judgments and assumptions based on our interpretation of new standards. If our circumstances change or if actual circumstances differ from our assumptions, our operating results may be adversely affected and could fall below our publicly announced guidance or the expectations of securities analysts and investors, resulting in a decline in the market price of our Class A common stock.

Risks Related to Ownership of Our Securities

The price of our Class A common stock and warrants may be volatile, and you could lose all or part of your investment as a result.

The price of our Class A common stock and warrants may fluctuate due to a variety of factors, including:

- changes in macroeconomic or market conditions or trends in our industry or markets, such as inflation, recessions, the continued rise in interest rates, ongoing supply chain shortages, local and national elections, international currency fluctuations, political instability and acts of war, such as the current situation with Ukraine and Russia, or terrorism;

- results of operations that vary from the expectations of securities analysts and investors;

- results of operations that vary from those of our competitors;

- changes in expectations as to our future financial performance, including financial estimates and investment recommendations by securities analysts and investors;

- declines in the market prices of stocks generally;

- strategic actions by us or our competitors;

- announcements by us or our competitors of significant contracts, acquisitions, joint ventures, other strategic relationships or capital commitments;

- any significant change in our management;

- changes in business or regulatory conditions, including new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

- future sales of our Class A common stock or other equity or debt securities;

- investor perceptions or the investment opportunity associated with our Class A common stock relative to other investment alternatives;

- the public's response to press releases or other public announcements by us or third parties, including our filings with the SEC;

- litigation involving us, our industry, or both, or investigations by regulators into our operations or those of our competitors;

- guidance, if any, that we provide to the public, any changes in this guidance or our failure to meet this guidance;

- the development and sustainability of an active trading market for our securities;

- actions by institutional or activist stockholders;

- changes in accounting standards, policies, guidelines, interpretations or principles; and

- other events or factors, including those resulting from natural disasters, war, acts of terrorism or responses to these events.

These broad market and industry fluctuations may adversely affect the market price of our Class A common stock and warrants, regardless of our actual operating performance. In addition, price volatility may be greater if the public float and trading volume of our Class A common stock is low.

In the past, following periods of market volatility, stockholders have instituted securities class action litigation. If we were involved in securities litigation, it could have a substantial cost and divert resources and the attention of executive management from our business regardless of the outcome of such litigation.

The dual-class structure of our common stock has the effect of concentrating voting power with certain shareholders of our Class B common stock, which could limit other shareholders' ability to influence the outcome of important transactions, including a change in control.

Shares of our Class B common stock have ten votes per share, while shares of our Class A common stock have one vote per share. Adam Goldstein and Brett Adcock, our founders, as well as certain other shareholders hold the issued and outstanding shares of our Class B common stock. These shares represent a substantial majority of the voting power of our capital stock on an outstanding basis and if voted together are able to control matters submitted to our shareholders for approval, including the election of directors, amendments of our organizational documents and any merger, consolidation, sale of all or substantially all of our assets or other major corporate transactions for so long as the shares of Class B common stock represent at least 9.1% of all outstanding shares of our capital stock. These holders may have interests that differ from other shareholders and may vote in a way which may be adverse to other shareholders or with which our other shareholders may disagree. This concentrated control may have the effect of delaying, preventing or deterring a change in control, could deprive our shareholders of an opportunity to receive a premium for their capital stock as part of a sale, and might ultimately affect the market price of our Class A common stock.

We cannot predict the impact that our dual-class structure may have on the stock price of our Class A common stock.

We cannot predict whether our dual-class structure will result in a lower or more volatile market price of Class A common stock or in adverse publicity or other adverse consequences. For example, certain index providers have announced restrictions on including companies with multiple-class share structures in certain of their indexes. In July 2017, FTSE Russell and S&P Dow Jones announced that they would cease to allow most newly public companies utilizing dual or multi-class capital structures to be included in their indexes. Affected indexes include the Russell 2000 and the S&P 500, S&P MidCap 400 and S&P SmallCap 600, which together make up the S&P Composite 1500. Beginning in 2017, MSCI, a leading stock index provider, opened public consultations on their treatment of no-vote and multi-class structures and temporarily barred new multi-class listings from certain of its indexes; however, in October 2018, MSCI announced its decision to include equity securities "with unequal voting structures" in its indexes and to launch a new index that specifically includes voting rights in its eligibility criteria. Under the announced policies, our dual-class capital structure makes us ineligible for inclusion in certain indexes, and as a result, mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track those indexes will not be investing in our stock. These policies are still new, and it remains unclear what effect, if any, they will have on the valuations of publicly traded companies excluded from such indexes, but it is possible that they may depress these valuations compared to those of other similar companies that are included. Because of our dual-class structure, we are likely excluded from certain of these indexes and we cannot assure you that other stock indexes will not take similar actions. Given the sustained flow of investment funds into passive strategies that seek to track certain indexes, exclusion from stock indexes likely precludes investment by many of these funds and could make our Class A common stock less attractive to other investors. As a result, the market price of our Class A common stock could be adversely affected.

We may be required to take write-downs or write-offs, or may be subject to restructuring, impairment or other charges that could have a significant negative effect on our financial condition, results of operations and the price of our Class A common stock, which could cause you to lose some or all of your investment.

Factors outside of our control may, at any time, arise. As a result of these factors, we may be forced to later write-down or write-off assets, restructure operations, or incur impairment or other charges that could result in reporting losses. Unexpected risks may arise, and previously known risks may materialize. Even though these charges may be non-cash items and therefore not have an immediate impact on our liquidity, we must report charges of this nature which could contribute to negative market perceptions about us or our securities. In addition, charges of this nature may cause us to be unable to obtain future financing on favorable terms or at all.

There can be no assurance that we will be able to comply with the continued listing standards of the NYSE. The NYSE may delist our securities from trading on its exchange, which could limit investors' ability to make transactions in our securities and subject us to additional trading restrictions.

Our Class A common stock and public warrants are listed on the NYSE under the symbols "ACHR" and "ACHR WS," respectively. We cannot assure you that our securities will continue to be listed on the NYSE. We are required to demonstrate compliance with the NYSE's continued listing requirements in order to continue to maintain the listing of our securities on the NYSE. If the NYSE delists our securities from trading on its exchange and we are not able to list our securities on another national securities exchange, our securities could be quoted on an over-the-counter market. If this were to occur, we could face significant adverse consequences, including:

- a limited availability of market quotations for our securities;

- reduced liquidity for our securities;

- a determination that our Class A common stock is a "penny stock" which will require brokers trading in our Class A common stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our securities;

- a limited amount of news and analyst coverage; and

- a decreased ability to issue additional securities or obtain additional financing in the future.

Because there are no current plans to pay cash dividends on our common stock for the foreseeable future, you may not receive any return on investment unless you sell your common stock for a price greater than that which you paid for it.

We intend to retain future earnings, if any, for future operations, expansion and debt repayment and there are no current plans to pay any cash dividends for the foreseeable future. The declaration, amount and payment of any future dividends on shares of our common stock will be at the sole discretion of our board of directors. Our board of directors may take into account general and economic conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax, and regulatory restrictions, implications on the payment of dividends by us to our stockholders or by our subsidiaries to us and such other factors as our board of directors may deem relevant. In addition, our ability to pay dividends is limited by covenants of our existing and outstanding indebtedness and may be limited by covenants of any future indebtedness we incur. As a result, you may not receive any return on an investment in our common stock unless you sell our common stock for a price greater than that which you paid for it.

If securities analysts do not publish research or reports about our business or if they downgrade our stock or our sector, our stock price and trading volume could decline.

The trading market for our Class A common stock will rely in part on the research and reports that industry or financial analysts publish about us or our business. We will not control these analysts. In addition, some financial analysts may have limited expertise with our model and operations. Furthermore, if one or more of the analysts who do cover us downgrade our stock or industry, or the stock of any of our competitors, or publish inaccurate or unfavorable research about our business, the price of our stock could decline. If one or more of these analysts ceases to cover us or fails to initiate coverage or publish reports on us regularly, we could lose visibility in the market, which in turn could cause our stock price or trading volume to decline.

Future sales, or the perception of future sales, by us or our stockholders in the public market could cause the market price for our Class A common stock to decline.

The sale of shares of our Class A common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of our Class A common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

All shares issued in the Business Combination that were registered on our registration statement on Form S-4, which was declared effective on August 11, 2021, are freely tradable without restriction by persons other than our "affiliates," (as defined under Rule 144 of the Securities Act ("Rule 144")), including our directors, executive officers and other affiliates.

Additionally, our registration statement on Form S-3 relating to the offer and sale from time to time by the selling securityholders named therein of up to 110,742,480 shares of Class A common stock, was declared effective by the SEC on November 15, 2022. In addition, pursuant to two separate registration rights agreements, certain substantial holders of Legacy Archer's common stock and Stellantis N.V., respectively, will have the right, subject to certain conditions, to require us to register their shares of our Class A common stock for resale under the Securities Act. By exercising their registration rights and selling a large number of shares in reliance on the registration statements, these stockholders could cause the prevailing market price of our Class A common stock to decline.

As restrictions on resale end or if these stockholders exercise their registration rights, the market price of our Class A common stock could drop significantly if the holders of these shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our Class A common stock or other securities.

In addition, outstanding warrants to purchase an aggregate of 25,398,947 shares of our Class A common stock became exercisable on October 30, 2021. Each warrant entitles the holder thereof to purchase one (1) share of our Class A common stock at a price of $11.50 per whole share, subject to adjustment. Moreover, as of December 31, 2022, we have additional 8,736,599 outstanding warrants issued to certain parties, 5,159,618 of which remain subject to vesting conditions. These warrants may be exercised only for a whole number of shares of our Class A common stock. To the extent such warrants are exercised, additional shares of our Class A common stock will be issued, which will result in dilution to the then existing holders of our Class A common stock and increase the number of shares eligible for resale in the public market.

In addition, the shares of our common stock reserved for future issuance under our equity incentive plans will become eligible for sale in the public market once those shares are issued, subject to provisions relating to various vesting agreements and, in some cases, limitations on volume and manner of sale applicable to affiliates under Rule 144, as applicable. We have filed registration statements on Form S-8 to register shares of our common stock or securities convertible into or exchangeable for shares of our common stock issued pursuant to our equity incentive plans. We expect to file additional registration statements on Form S-8 in the future to register additional shares reserved for future issuance under our equity incentive plans, and Form S-8 registration statements automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market.

In the future, we may also issue our securities in connection with investments or acquisitions. The amount of shares of our common stock issued in connection with an investment or acquisition could constitute a material portion of our then-outstanding Class A common stock. Any issuance of additional securities in connection with investments or acquisitions may result in additional dilution to our stockholders.

Anti-takeover provisions in our governing documents could delay or prevent a change of control.

Certain provisions of our amended and restated certificate of incorporation and our amended and restated bylaws have an anti-takeover effect and may delay, defer or prevent a merger, acquisition, tender offer, takeover attempt or other change of control transaction that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by our stockholders.

These provisions provide for, among other things:

- the ability of our board of directors to issue one or more series of preferred stock;

- a classified board;

- a dual-class share structure;

- advance notice for nominations of directors by stockholders and for stockholders to include matters to be considered at our annual meetings;

- certain limitations on convening special stockholder meetings;

- limiting the ability of stockholders to act by written consent; and

- our board of directors has the express authority to make, alter or repeal our amended and restated bylaws.

These anti-takeover provisions could make it more difficult for a third party to acquire us, even if the third party's offer may be considered beneficial by many of our stockholders. As a result, our stockholders may be limited in their ability to obtain a premium for their shares. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and to cause us to take other corporate actions you desire.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

We currently lease our headquarters in San Jose, California. We also lease additional offices and research and development facilities in Palo Alto and Mountain View, California and flight test facilities at Salinas Municipal Airport in Salinas, California. We believe our existing leased facilities are in good condition and suitable for the conduct of our business.

Item 3. Legal Proceedings

For a description of our material pending legal proceedings, see Note 8 - Commitments and Contingencies of the notes to the consolidated financial statements included in Part II, Item 8 of this Annual Report, which is incorporated herein by reference.

Item 4. Mine Safety Disclosures

Not applicable.

Part II

Item 5. Market for Registrants' Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information for Common Stock

Following the closing of the Business Combination, our Class A common stock and warrants began trading on the New York Stock Exchange under the symbols "ACHR" and "ACHR WS" on September 17, 2021.

Our Class B common stock is not listed or traded on any stock exchange.

Holders of Record

As of March 3, 2023, there were 137 stockholders of record of our Class A common stock and 10 stockholders of record of our Class B common stock. The actual number of holders of our Class A and Class B common stock is greater than the number of record holders and includes stockholders who are beneficial owners, but whose shares are held in street name by brokers or other nominees. The number of holders of record presented here also does not include stockholders whose shares may be held in trust by other entities.

Dividend Policy

We have never declared nor paid any cash dividends on our capital stock. We anticipate that we will retain all of our future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying cash dividends in the foreseeable future. Any decision to declare and pay dividends in the future will be made at the sole discretion of our board of directors and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions and other factors that our board of directors may deem relevant.

Sales of Unregistered Securities

On June 17, 2022, we issued 91,667 warrants in a private placement pursuant to Section 4(a)(2) of the Securities Act. These warrants have an exercise price of $0.01 per share in exchange for shares of our Class A common stock.

Use of Proceeds

On October 30, 2020, Atlas consummated its initial public offering of 50,000,000 units. The units were sold at a price of $10.00 per unit, generating total gross proceeds of $500.0 million from the initial public offering. The securities sold in the offering were registered under the Securities Act on a registration statement on Form S-1 (No. 333-249289). The registration statement became effective on October 27, 2020.

Simultaneously with the consummation of the initial public offering, Atlas consummated the sale of 8,000,000 private placement warrants, at a price of $1.50 per warrant, to the Sponsor, generating gross proceeds to Atlas of $12.0 million. Such securities were issued pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act.

Atlas incurred $10.5 million in offering costs for its initial public offering including $10.0 million of underwriting fees and $0.5 million of other costs. Following the initial public offering and the sale of the private placement warrants, a total of $500.0 million was deposited into the trust account for the purpose of effecting an initial business combination. As of August 5, 2021, the record date of the Business Combination, there was $500.1 million held in the trust account. After deducting payments to existing Atlas unit holders of $242.2 million in connection with their exercise of redemption rights, the remainder of the trust account totaling $257.6 million is now held on our balance sheet to fund our operations and continued growth.

The Business Combination generated $857.6 million in gross cash proceeds to Archer, inclusive of $600.0 million in proceeds from a private placement (the "PIPE Financing") and $257.6 million transferred from the trust account. Total direct and incremental transaction costs aggregated $81.8 million, of which $10.9 million was expensed as part of the Business Combination, $55.8 million was recorded to additional paid-in capital as equity issuance costs, and the remaining $15.1 million was settled through the issuance of shares of New Archer Class A common stock.

There has been no material change in the planned use of proceeds noted above from those disclosed in the final prospectus (File No. 333-254007), dated August 11, 2021, which was declared effective by the SEC on August 11, 2021.

Issuer Purchases of Equity Securities

None.

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related accompanying notes included elsewhere in this Annual Report. In addition to historical consolidated financial information, the following discussion includes forward-looking statements. These forward-looking statements are based on our current expectations and beliefs concerning future developments and their potential effects on us. There can be no assurance that future developments affecting us will be those that we have anticipated. See the section titled "Special Note Regarding Forward-Looking Statements" in this Annual Report. Our actual results could differ materially from such forward-looking statements. Factors that could cause or contribute to those differences include, but are not limited to, those set forth in Part I, Item 1A, "Risk Factors" in this Annual Report.

Overview

We are designing and developing eVTOL aircraft for use in UAM networks. Our mission is to unlock the skies, freeing everyone to reimagine how they move and spend time. Our eVTOL aircraft are designed to be safe, sustainable, and quiet. Our production aircraft, Midnight, which we unveiled in November of 2022, is designed around our proprietary 12-tilt-6 aircraft configuration. This means that it has 12 propellers attached to 6 booms on a fixed wing with all 12 propellers providing vertical lift during take-off and landing and the forward 6 propellers tilting forward to cruise position to provide propulsion during forward flight with the wing providing aerodynamic lift like a conventional airplane.

Midnight is designed to carry 4 passengers plus a pilot up to 100 miles at speeds up to 150 miles per hour, but is optimized for back-to-back short distance trips of around 20-miles, with a charging time of approximately 10 minutes between trips. We are working to certify Midnight with the FAA in late 2024 so that we can then enter into commercial service in 2025.

Midnight is the evolution of our demonstrator eVTOL aircraft, Maker, which through its flight test program has helped validate our proprietary 12-tilt-6 aircraft configuration and certain key enabling technologies. The design of Midnight marries what we believe to be cutting-edge electric propulsion technology with state-of-the-art aircraft systems to deliver the key attributes of our eVTOL aircraft:

- **Safety.** High redundancy and simplified propulsion systems make for a significantly safer aircraft compared to a helicopter. Midnight has no single critical point of failure, meaning that should any single component fail, the aircraft can still safely complete its flight.

- **Low noise.** With its intended cruising altitude at approximately 2,000 feet, the design of Midnight is such that the noise that reaches the ground is expected to measure around 45 A-weighted decibels, approximately 100 times quieter than that of a helicopter. During forward flight, the aircraft's tilt propellers spin on axes that are aligned with the oncoming air flow, rather than edge-wise to the flow, as is the case with traditional helicopters - further decreasing noise levels. Since Archer's aircraft is spinning 12 small propellers rather than one large rotor, it can also spin them at significantly lower tip speeds, resulting in much lower noise levels.

- **Sustainable.** Midnight is all electric, resulting in zero operating emissions. Archer is committed to sourcing renewable energy wherever possible to power its aircraft. Archer's design and engineering teams have worked to integrate materials into this aircraft that have their own unique sustainability stories. For example, Midnight's seats are constructed out of "flax" fiber, a natural plant which requires very little irrigation and is highly absorbent of CO_2. In addition, Archer's design uses fabric made from recycled contents like plastic bottles.

We continue to work to optimize our eVTOL aircraft design for both manufacturing and certification. The development of an eVTOL aircraft that meets our business requirements demands significant design and development efforts on all facets of the aircraft. We believe that by bringing together a mix of talent with eVTOL, traditional commercial aerospace, as well as electric propulsion backgrounds, we have built a team that enables us to move through the design, development, and certification of our eVTOL aircraft with the FAA in an efficient manner, thus allowing us to achieve our end goal of bringing to market our eVTOL aircraft as efficiently as possible.

Our Planned Lines of Business

Upon receipt of all necessary FAA certifications and any other government approvals necessary for us to manufacture and operate our aircraft, we intend to operate two complementary lines of business. Our core focus is Archer UAM with our secondary focus being Archer Direct.

Archer UAM

We plan to operate our own UAM ecosystem initially in select major U.S. cities. Our UAM ecosystem will operate using our eVTOL aircraft, which is currently in development. We project that the cost to manufacture and operate our eVTOL aircraft will be such that it will be able to enter the UAM ride-sharing market at a price point that is competitive with ground-based ride sharing services today. We will continue to evaluate our go-to-market strategy based on, among other things, estimated demand, readiness of the required infrastructure, and our ability to scale of our aircraft fleet.

Archer Direct

We also plan to selectively sell a certain amount of our eVTOL aircraft to third parties. We have entered into the United Purchase Agreement for the conditional purchase of up to $1 billion worth of aircraft, with an option for another $500.0 million worth of aircraft.

As we get closer to commercialization, we will look to determine the right mix of selling our eVTOL aircraft versus using them as part of our UAM ecosystem based on, among other factors, our capital needs, our volume of manufacturing, our ability to ramp Archer UAM operations, and the purchase demand from our Archer Direct customers.

To date, we have not generated any revenue from either of these planned categories, as we continue to design, develop, and seek the governmental approvals necessary for our eVTOL aircraft to enter into service. We will use our cash and cash equivalents for the foreseeable future to continue to fund our efforts to bring our eVTOL aircraft to market. The amount and timing of any future capital requirements will depend on many factors, including the pace and results of the design and development of our aircraft and manufacturing operations, as well as our progress in obtaining necessary FAA certifications and other government approvals. For example, any significant delays in obtaining such FAA certifications and other government approvals will likely require us to raise additional capital above our existing cash on hand and delay our generation of revenues.

Business Combination

On September 16, 2021, (the "Closing Date"), Legacy Archer, Atlas, and Merger Sub, consummated the closing of the Business Combination Agreement, following approval at the Special Meeting. Unless otherwise specified or unless the context otherwise requires, references herein to Legacy Archer refer to Archer prior to the Business Combination and references herein to "New Archer" refer to Archer following the Business Combination.

Pursuant to the terms of the Business Combination Agreement, a business combination of Legacy Archer and Atlas was effected by the Merger. Following the consummation of the Merger on the Closing Date, the Surviving Entity changed its name from Archer Aviation Inc. to Archer Aviation Operating Corp., and Atlas changed its name from Atlas Crest Investment Corp. to Archer Aviation Inc. and it became the successor registrant with the SEC. Prior to the closing of the Business Combination, the Class A common stock and public warrants of Atlas were listed on the NYSE under the symbols "ACIC" and "ACIC WS," respectively. New Archer Class A common stock and public warrants are currently listed on the NYSE under the symbols "ACHR" and "ACHR WS," respectively.

Components of Results of Operations

Revenue

We are still working to design, develop, certify, and bring up manufacturing of our eVTOL aircraft and thus have not generated any revenues from either of our planned lines of business. We do not expect to begin generating significant revenues until we are able to complete the design, development, certification, and bring up of manufacturing of our eVTOL aircraft.

Operating Expenses

Research and Development

Research and development activities represent a significant part of our business. Our research and development efforts focus on the design and development of our eVTOL aircraft, including certain of the systems that are used in it. As part of those activities, we continue to work closely with the FAA towards our goal of achieving certification of our eVTOL aircraft on an efficient timeline. Research and development expenses consist of personnel-related costs (including salaries, bonuses, benefits, and stock-based compensation) for employees focused on research and development activities, costs associated with building

prototype aircraft, other related costs, depreciation, and an allocation of general overhead. We expect research and development expenses to increase significantly as we progress towards the certification and manufacturing of our eVTOL aircraft.

We cannot determine with certainty the timing, duration or the costs necessary to complete the design, development, certification, and manufacturing bring up of our eVTOL aircraft due to the inherently unpredictable nature of our research and development activities. Development timelines, the probability of success, and development costs may differ materially from expectations.

General and Administrative

General and administrative expenses consist primarily of personnel-related costs (including salaries, bonuses, benefits, and stock-based compensation) for employees associated with administrative services such as finance, legal, human resources, information technology, other related costs, depreciation, and an allocation of our general overhead. We expect our general and administrative expenses to increase in absolute dollars as a result of operating as a publicly traded company, including expenses to comply with the rules and regulations applicable to publicly traded companies, as well as additional expenses customary for a publicly traded company, such as directors' and officers' liability insurance, director fees, and additional internal and external accounting and legal fees and expenses.

At this time, we are unable to estimate the costs of defending the ongoing Wisk litigation or any potential settlement or award of damages related thereto and thus, we have not established any related reserves. For a description of our material pending legal proceedings, see Note 8 - Commitments and Contingencies of the notes to the consolidated financial statements included in Part II, Item 8 of this Annual Report.

Other Warrant Expense

Other warrant expense consists entirely of non-cash expense related to the warrants issued in conjunction with the execution of the United Purchase Agreement and that certain warrant agreement, dated January 29, 2021, between the Company and United (as amended, the "United Warrant Agreement").

Other Income, Net

Other income, net consists of miscellaneous income and expense items, including the change in fair value of our warrant liabilities.

Interest Income (Expense), Net

Interest income (expense), net primarily consists of interest income from our cash and cash equivalents and short-term investments in marketable securities, net of interest on notes payable.

Results of Operations

The following table sets forth our consolidated statements of operations for the periods indicated:

		Year Ended December 31,		Change $	Change %
		2022	2021		
		(In millions)			
Operating expenses:					
Research and development [(1)]	$	171.5 $	64.3 $	107.2	167 %
General and administrative [(1)]		165.1	176.7	(11.6)	(7)%
Other warrant expense		10.8	117.3	(106.5)	(91)%
Total operating expenses		347.4	358.3	(10.9)	(3)%
Loss from operations		(347.4)	(358.3)	10.9	(3)%
Gain on forgiveness of PPP Loan		—	0.9	(0.9)	(100)%
Other income, net		27.8	10.6	17.2	162 %
Interest income (expense), net		2.3	(1.0)	3.3	(330)%
Loss before income taxes		(317.3)	(347.8)	30.5	(9)%
Net loss	$	(317.3) $	(347.8) $	30.5	(9)%

[(1)] Includes stock-based compensation expense as follows:

		Year Ended December 31,	
		2022	2021
Research and development	$	26.1 $	3.7
General and administrative		76.7	119.9
Total stock-based compensation expense	$	102.8 $	123.6

Comparison of the Year Ended December 31, 2022 and 2021

Research and Development

Research and development expenses increased by $107.2 million, or 167%, for the year ended December 31, 2022, compared to the year ended December 31, 2021, as we invested in people and materials to advance our technology development. The increase was primarily due to an increase of $39.4 million in costs related to professional services and tools and materials to support our increased research and development activities, an increase of $37.8 million in personnel-related expenses due to a significant increase in our workforce from the prior year period, and an increase of $22.4 million in stock-based compensation expense primarily related to new restricted stock units ("RSUs") granted since the closing of the Business Combination and 2022 quarterly bonus equity awards. See Note 10 - Stock-Based Compensation for further details on our stock-based compensation. The remainder of the increase was made up of other immaterial items.

General and Administrative

General and administrative expenses decreased by $11.6 million, or 7%, for the year ended December 31, 2022, compared to the year ended December 31, 2021. The decrease was primarily due to a decrease of $53.2 million in stock-based compensation expense related to the Founder Grants. The decrease was partially offset by an increase of $14.4 million in personnel-related expenses due to a significant increase in our workforce from the prior year period, as we invested in people and infrastructure to support our growth and maturity as a public company, an increase of $10.0 million in stock-based compensation expense primarily related to new RSUs granted since the closing of the Business Combination and 2022 quarterly bonus equity awards, an increase of $9.9 million in professional service expenses mainly due to legal fees and expenses, and an increase of $6.3 million in general and administrative expenses primarily related to the directors and officers ("D&O") insurance. See Note 10 - Stock-Based Compensation for further details on our stock-based compensation. The remainder of the decrease was made up of other immaterial items.

Other Warrant Expense

Other warrant expense decreased by $106.5 million, or 91%, for the year ended December 31, 2022 compared to the year ended December 31, 2021. The decrease was due to the vesting of warrants pursuant to the United Warrant Agreement in association with the achievement of specific milestones. See Note 10 - Stock-Based Compensation for further details.

Gain on Forgiveness of PPP Loan

Gain on Forgiveness of PPP Loan decreased by $0.9 million for the year ended December 31, 2022 compared to the year ended December 31, 2021. The decrease was due to the one-time gain recognized on the extinguishment of a Paycheck Protection Program loan and accrued interest during the year ended December 31, 2021. There was no comparable activity for the year ended December 31, 2022.

Other Income

Other income increased by $17.2 million for the year ended December 31, 2022 compared to the year ended December 31, 2021. The increase was primarily due to the change in fair value of our warrant liabilities. See Note 3 - Summary of Significant Accounting Policies for further details. In addition, there was a $4.9 million accretion and amortization income related to our short-term investments recognized during the year ended December 31, 2022.

Interest Income (Expense), Net

Interest income (expense), net increased by $3.3 million for the year ended December 31, 2022 compared to the year ended December 31, 2021, primarily due to interest income from our cash and cash equivalents and short-term investments, net of interest expense recognized for the Silicon Valley Bank term loans, which we entered into in July 2021.

Liquidity and Capital Resources

As of December 31, 2022, our principal sources of liquidity were cash and cash equivalents of $69.4 million and short-term investments in marketable securities of $461.8 million. We have incurred net losses since our inception and to date have not generated any revenues. We expect to incur additional losses and higher operating expenses for the foreseeable future. We believe that our existing cash and cash equivalents will be sufficient for at least the next 12 months to meet our requirements and plans for cash, including meeting our working capital requirements and capital expenditure requirements.

In the long term, our ability to support our working capital and capital expenditure requirements will depend on many factors, including:

- the level of research and development expenses we incur as we continue to develop our eVTOL aircraft;

- capital expenditures needed to bring up our aircraft manufacturing capabilities, including for both the build out of our manufacturing facilities and component purchases necessary to build our aircraft;

- general and administrative expenses as we scale our operations; and

- sales, marketing and distribution expenses as we build, brand and market our eVTOL aircraft and UAM network.

Until such time as we can generate significant revenue from our business operations, we expect to finance our cash needs primarily through existing cash on hand, pre-delivery payments, equity financing and debt financing.

The following includes our short-term and long-term material cash requirements from known contractual obligations as of December 31, 2022:

Note Payable

We have short-term debt obligations of $10.0 million due within the next 12 months. See Note 7 - Notes Payable to the consolidated financial statements for further detail on our debt.

Leases

We lease office, lab, hangar, and storage facilities in the normal course of business. Under our operating leases as noted in Note 8 ‑ Commitments and Contingencies to the consolidated financial statements, we have current obligations of $4.9 million due within the next 12 months and long-term obligations of $23.5 million.

Cash Flows

The following table summarizes our cash flows for the periods indicated:

	Year Ended December 31,	
	2022	2021
	(In millions)	
Net cash used in operating activities	$ (200.4)	$ (108.4)
Net cash used in investing activities	(464.3)	(3.5)
Net cash (used in) provided by financing activities	(9.9)	822.2

Cash Flows Used in Operating Activities

We continue to experience negative cash flows from operations as we are still working to design, develop, certify, and bring up manufacturing of our eVTOL aircraft and thus have not generated any revenues from either of our planned lines of business. Our cash flows from operating activities are significantly affected by our cash investments to support the growth of our research and development activities related to our eVTOL aircraft, as well as the general and administrative functions necessary to support those activities and operations as a publicly traded company. Our operating cash flows are also impacted by the working capital requirements to support growth and fluctuations in personnel-related expenditures, accounts payable, accrued interest and other current liabilities, and other current assets.

Net cash used in operating activities during the year ended December 31, 2022 was $200.4 million, resulting from a net loss of $317.3 million, adjusted for non-cash items consisting primarily of $102.8 million in stock-based compensation primarily related to the Founder Grants and $10.8 million in other warrant expense related to the United warrants (see Note 10 ‑ Stock-Based Compensation), partially offset by a gain of $22.9 million primarily due to the change in fair value of our warrant liabilities. The net cash related to changes in our net operating assets and liabilities of $19.2 million was primarily related to a $15.6 million increase in accrued expenses and other current liabilities mainly due to legal fees and expenses and a $10.1 million increase in other long-term liabilities mainly due to the $10.0 million pre-delivery payment from United (see Note 10 ‑ Stock-Based Compensation), partially offset by a $3.4 million increase in operating lease right-of-use assets and lease liabilities, net driven by lease payments and a $2.2 million increase in prepaid expenses primarily due to prepaid research and development-related expenses.

Net cash used in operating activities during the year ended December 31, 2021was $108.4 million, resulting from a net loss of $347.8 million, adjusted for non-cash items consisting primarily of $123.6 million in stock-based compensation primarily related to the Founder Grants and $117.3 million in other warrant expense related to the United warrants. The net cash related to changes in our net operating assets and liabilities of $0.4 million was primarily related to an increase in accrued professional fees and other miscellaneous expenses offset by an increase in prepaid expenses related to the ramp up in our research and development activities and expenses related to becoming a publicly traded company.

Cash Flows Used in Investing Activities

Net cash used in investing activities during the year ended December 31, 2022 was $464.3 million, driven by purchases of short-term investments of $487.4 million and purchases of property and equipment of $6.9 million, offset by proceeds from maturities of short-term investments of $30.0 million.

Net cash used in investing activities during the year ended December 31, 2021 was $3.5 million, driven by purchases of property and equipment.

Cash Flows (Used in) Provided by Financing Activities

Net cash used in financing activities during the year ended December 31, 2022 was $9.9 million, consisting of the repayment of debt for $10.0 million, offset by $0.1 million proceeds from the exercise of stock options.

Net cash provided by financing activities during the year ended December 31, 2021was $822.2 million, consisting primarily of $600.0 million in proceeds from the PIPE Financing, $201.8 million net proceeds from the Business Combination, and $20.0 million in proceeds from the issuance of debt.

Critical Accounting Policies and Estimates

Our consolidated financial statements and accompanying notes have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, and expenses, and related disclosures. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. We evaluate our estimates and assumptions on an ongoing basis. Actual results may differ from these estimates. To the extent that there are material differences between these estimates and our actual results, our future financial statements will be affected.

The SEC has defined a company's critical accounting policies as the ones that are most important to the portrayal of the company's financial condition and results of operations, and which require the company to make its most difficult and subjective judgements, often as a result of the need to make estimates of matters that are inherently uncertain.

We believe that the following critical accounting policies involve a greater degree of judgment or complexity than our other accounting policies. Accordingly, these are the policies we believe are the most critical to a full understanding and evaluation of our consolidated financial statements. For additional information, refer to Note 3 - Summary of Significant Accounting Policies in the accompanying notes to the consolidated financial statements included elsewhere in this Annual Report.

Common Stock Valuation

Prior to the Business Combination, there was no public market for our common stock, and our board of directors determined the fair value of our common stock by taking into account input from management and independent third-party valuation analyses. The determinations of the fair value of our common stock were made using methodologies, approaches, and assumptions consistent with the American Institute of Certified Public Accountants Accounting and Valuation Guide: Valuation of Privately-Held-Company Equity Securities Issued as Compensation. In valuing our common stock, we determined the equity value of our business using a combination of the market and income approach valuation methods. The total enterprise value was then allocated to our various share classes using a hybrid approach consisting of the option pricing model ("OPM") and probability-weighted expected return method ("PWERM"). The OPM considers preferred stockholders' liquidation preferences, participation rights, dividend policy, and conversion rights to determine how proceeds from a liquidity event shall be distributed among the various ownership classes at a future date, whereas the PWERM estimates the fair market value of the common stock based on an analysis of future values for various potential liquidity outcomes. Since there was no active market for our common stock, we also applied a discount for lack of marketability for both OPM and PWERM scenarios. Application of these approaches and methods involves the use of estimates, judgments, and assumptions, such as future revenue, expenses and cash flows, selections of comparable companies, probabilities and timing of exit events, and other factors. The fair value of our common stock, utilizing the above methodology prior to the closing of the Business Combination, was used to determine the fair value of the United warrants, and was a key input in the estimation of the fair value of our stock options (as discussed below).

Since the closing of the Business Combination in September 2021, the fair value of our common stock is based on the closing price of our Class A common stock, as quoted on the NYSE, on the date of grant.

Stock-Based Compensation

We account for stock-based compensation awards granted to employees and non-employees by recording compensation expense based on each award's grant date estimated fair value over the vesting period, in accordance with ASC 718, *Compensation — Stock Compensation*. We estimate the fair value of RSUs based on the fair value of our common stock on the date of grant. We estimate the fair value of stock options using the Black-Scholes option-pricing model. Determining the fair value of stock options under this model requires highly subjective assumptions, including the fair value of the underlying common stock, the risk-free interest rate, the expected term of the award, the expected volatility of the price of our common stock, and the expected dividend yield of our common stock. These estimates involve inherent uncertainties and the application of management's judgment. If we had made different assumptions, our stock-based compensation expense could have been materially different. We have not issued any stock options since the closing of the Business Combination.

The fair value of RSUs that vest based on service conditions is determined based on the value of the underlying common stock at the date of grant. The Founder Grants vest when either a market condition or performance condition is satisfied. We determined the fair value of the performance award by utilizing the trading price on the Closing Date. When the applicable performance milestone is deemed probable of being achieved, we will recognize compensation expense for the portion earned to date over the requisite period. For the market condition award, we estimated the fair value using a Monte Carlo simulation model. We recognize compensation expense for the market award on a straight-line basis over the derived service period. Determining the fair value for the market condition award under this model requires subjective assumptions, including the expected volatility of the price of our common stock. If the applicable performance condition is not probable of being achieved, compensation cost for the value of the award incorporating the market condition is recognized, so long as the requisite service is provided. If the performance milestone becomes probable of being achieved, the full fair value of the award will be recognized, and any remaining expense for the market award will be cancelled.

Income Taxes

We are subject to income taxes in the United States. Our income tax provision consists of an estimate of federal and state income taxes based on enacted federal and state tax rates, as adjusted for allowable credits, deductions, uncertain tax positions, changes in the valuation of our deferred tax assets and liabilities, and changes in tax laws.

We recognize tax benefits from uncertain tax positions only if we believe that it is more-likely-than-not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. Although we believe that we have adequately reserved for our uncertain tax positions, we can provide no assurance that the final tax outcome of these matters will not be materially different. We make adjustments to these reserves when facts and circumstances change, such as the closing of issues under audit or expiration of statute of limitation, changes in or interpretations of tax law. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences may affect the provision for income taxes in the period in which such determination is made and could have a material impact on our financial condition and results of operations.

Significant judgment is applied when assessing the need for valuation allowances and includes the evaluation of historical income (loss) adjusted for the effects of non-recurring items. Areas of estimation include consideration of future taxable income. We have placed a full valuation allowance against its federal and state deferred tax assets since the recovery of the assets is uncertain. Should a change in circumstances lead to a change in judgment about the utilization of deferred tax assets in future years, the adjustment related to valuation allowances would be reported as an increase to income.

Recent Accounting Pronouncements

See Note 3 - Summary of Significant Accounting Policies to the consolidated financial statements included elsewhere in this Annual Report for a discussion about accounting pronouncements recently adopted and recently issued and not yet adopted.

Credit Risk

Financial instruments, which subjects us to concentrations of credit risk, consist primarily of cash, cash equivalents, and short-term investments. Our cash and cash equivalents are held at major financial institutions located in the United States of America. At times, cash account balances with any one financial institution may exceed Federal Deposit Insurance Corporation insurance limits ($250 thousand per depositor per institution). Management believes the financial institutions that hold our cash and cash equivalents are financially sound and, accordingly, minimal credit risk exists with respect to cash and cash equivalents. Our short-term investments consist of high quality, investment grade marketable securities and are held at a major financial institution located in the United States. We have established guidelines regarding diversification of our investments and their maturities that are designed to preserve principal and achieve liquidity requirements. We review these guidelines and modify them as necessary based on updated liquidity needs and changes in our operations and financial position.

Emerging Growth Company and Smaller Reporting Company Status

Section 107(b) of the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. Thus, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. Atlas initially elected, and now we have elected, to take advantage of the extended transition period to comply with new or revised accounting standards and to adopt certain of the reduced disclosure requirements available to emerging growth companies. As a result of the accounting standards election, we are not subject to the same implementation timeline for new or revised accounting standards as other public companies that are not emerging growth companies which may make comparison of our financials to those of other public companies more difficult.

We have also elected to take advantage of some of the reduced regulatory and reporting requirements of emerging growth companies pursuant to the JOBS Act so long as we qualify as an emerging growth company, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act and exemptions from the requirements of holding non-binding advisory votes on executive compensation and golden parachute payments.

Additionally, we are a "smaller reporting company" as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We will remain a smaller reporting company until the last day of the fiscal year in which (1) the market value of our shares of common stock held by non-affiliates equals or exceeds $250 million as of the end of that year's second fiscal quarter, and (2) our annual revenues equaled or exceeded $100 million during such completed fiscal year or the market value of our shares of common stock held by non-affiliates equals or exceeds $700 million as of the end of that year's second fiscal quarter.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

We are exposed to market risk for changes in interest rates applicable to our short-term investments. We had cash, cash equivalents, restricted cash and short-term investments in marketable securities totaling $534.2 million as of December 31, 2022. Cash equivalents and short-term investments were invested primarily in money market funds, U.S. Treasury securities, corporate debt securities and commercial paper. The primary objectives of our investment activities are to preserve principal and achieve liquidity requirements. We do not enter into investments for trading or speculative purposes. Due to the relatively short-term nature of our investment portfolio, a hypothetical 100 basis point change in interest rates would not have had a material impact on the fair value of our portfolio for the periods presented.

Item 8. Financial Statements and Supplementary Data

Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Archer Aviation Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Archer Aviation Inc. and its subsidiaries (the "Company") as of December 31, 2022 and 2021, and the related consolidated statements of operations, of comprehensive loss, of stockholders' equity and of cash flows for the years then ended, including the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Irvine, California
March 15, 2023

We have served as the Company's auditor since 2020.

Archer Aviation Inc.
Consolidated Balance Sheets
(In millions, except share and per share data)

		As of December 31,		
		2022		**2021**
Assets				
Current assets				
Cash and cash equivalents	$	69.4	$	746.6
Restricted cash		2.9		0.3
Short-term investments		461.8		—
Prepaid expenses		9.8		7.6
Other current assets		1.6		0.3
Total current assets		545.5		754.8
Property and equipment, net		11.5		5.9
Intangible assets, net		0.4		0.5
Right-of-use assets		11.9		4.5
Other long-term assets		4.5		2.7
Total assets	$	573.8	$	768.4
Liabilities and Stockholders' Equity				
Current liabilities				
Accounts payable	$	3.6	$	3.4
Current portion of lease liabilities		3.7		3.1
Current portion of notes payable		9.3		9.5
Accrued expenses and other current liabilities		36.7		12.3
Total current liabilities		53.3		28.3
Notes payable, net of current portion		—		9.3
Lease liabilities, net of current portion		9.2		1.2
Warrant liabilities		7.0		30.3
Other long-term liabilities		11.0		0.4
Total liabilities		80.5		69.5
Commitments and contingencies (Note 8)				
Stockholders' equity				
Preferred stock, $0.0001 par value; 10,000,000 shares authorized; no shares issued and outstanding as of December 31, 2022 and 2021		—		—
Class A common stock, $0.0001 par value; 700,000,000 shares authorized; 177,900,738 and 162,789,591 shares issued and outstanding as of December 31, 2022 and 2021, respectively		—		—
Class B common stock, $0.0001 par value; 300,000,000 shares authorized; 63,738,197 and 74,937,945 shares issued and outstanding as of December 31, 2022 and 2021, respectively		—		—
Additional paid-in capital		1,185.0		1,072.5
Accumulated deficit		(690.9)		(373.6)
Accumulated other comprehensive loss		(0.8)		—
Total stockholders' equity		493.3		698.9
Total liabilities and stockholders' equity	$	573.8	$	768.4

See accompanying notes to consolidated financial statements.

Archer Aviation Inc.
Consolidated Statements of Operations
(In millions, except share and per share data)

		Year Ended December 31,		
		2022		**2021**
Operating expenses				
Research and development	$	171.5	$	64.3
General and administrative		165.1		176.7
Other warrant expense		10.8		117.3
Total operating expenses		347.4		358.3
Loss from operations		(347.4)		(358.3)
Gain on forgiveness of PPP loan		—		0.9
Other income, net		27.8		10.6
Interest income (expense), net		2.3		(1.0)
Loss before income taxes		(317.3)		(347.8)
Net loss	$	(317.3)	$	(347.8)
Net loss per share, basic and diluted	$	(1.32)	$	(3.14)
Weighted-average shares outstanding, basic and diluted		240,476,894		110,836,238

See accompanying notes to consolidated financial statements.

Archer Aviation Inc.
Consolidated Statements of Comprehensive Loss
(In millions)

	Year Ended December 31,	
	2022	**2021**
Net loss	$ (317.3)	$ (347.8)
Other comprehensive loss:		
Unrealized loss on available-for-sale securities, net of tax	(0.8)	—
Comprehensive loss	$ (318.1)	$ (347.8)

See accompanying notes to consolidated financial statements.

Archer Aviation Inc.
Consolidated Statements of Stockholders' Equity
(In millions, except share data)

	Common Stock				Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive	Total
	Class A		Class B					
	Shares	Amount	Shares	Amount				
Balance as of December 31, 2021	162,789,591	$ —	74,937,945	$ —	$ 1,072.5	$ (373.6)	$ —	$ 698.9
Conversion of Class B common stock to Class A common stock	8,406,170	—	(8,406,170)	—	—	—	—	—
Issuance of restricted stock and restricted stock expense	5,269,553	—	—	—	71.3	—	—	71.3
Exercise of stock options	1,435,424	—	2,208,728	—	0.4	—	—	0.4
Issuance of warrants and warrant expense	—	—	—	—	14.1	—	—	14.1
Cancellation of Class B common stock (Note 10)	—	—	(5,002,306)	—	—	—	—	—
Stock-based compensation	—	—	—	—	26.7	—	—	26.7
Net loss	—	—	—	—	—	(317.3)	—	(317.3)
Other comprehensive loss	—	—	—	—	—	—	(0.8)	(0.8)
Balance as of December 31, 2022	177,900,738	$ —	63,738,197	$ —	$ 1,185.0	$ (690.9)	$ (0.8)	$ 493.3

	Common Stock				Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total
	Class A		Class B					
	Shares	Amount	Shares	Amount				
Balance as of December 31, 2020	49,828,517	$ —	66,714,287	$ —	$ 61.7	$ (25.8)	$ —	$ 35.9
Conversion of Class B common stock to Class A common stock	5,337,446	—	(5,337,446)	—	—	—	—	—
Issuance of restricted stock and restricted stock expense	20,833	—	10,004,612	—	118.1	—	—	118.1
Exercise of stock options	859,544	—	3,556,492	—	0.5	—	—	0.5
Issuance of warrants and warrant expense	—	—	—	—	124.3	—	—	124.3
Exercise of warrants	8,845,058	—	—	—	0.1	—	—	0.1
Stock-based compensation	—	—	—	—	5.5	—	—	5.5
Issuance of Class A common stock pursuant to the Business Combination Agreement	36,385,693	—	—	—	162.3	—	—	162.3
PIPE financing	61,512,500	—	—	—	600.0	—	—	600.0
Net loss	—	—	—	—	—	(347.8)	—	(347.8)
Balance as of December 31, 2021	162,789,591	$ —	74,937,945	$ —	$ 1,072.5	$ (373.6)	$ —	$ 698.9

See accompanying notes to consolidated financial statements.

Archer Aviation Inc.
Consolidated Statements of Cash Flows
(In millions)

	Year Ended December 31,	
	2022	2021
Cash flows from operating activities		
Net loss	$ (317.3)	$ (347.8)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation, amortization and other	4.4	1.3
Debt discount and issuance cost amortization	0.5	0.2
Stock-based compensation	102.8	123.6
Change in fair value of warrant liabilities and other warrant costs	(22.9)	(10.4)
Non-cash lease expense	4.6	1.7
Research and development warrant expense	2.9	7.0
Other warrant expense	10.8	117.3
Interest income on short-term investments	(0.5)	—
Accretion and amortization income of short-term investments	(4.9)	—
Gain on forgiveness of PPP loan	—	(0.9)
Changes in operating assets and liabilities:		
Prepaid expenses	(2.2)	(6.8)
Other current assets	(1.2)	(0.3)
Other long-term assets	0.4	(2.7)
Accounts payable	(0.1)	(0.8)
Accrued expenses and other current liabilities	15.6	12.1
Operating lease right-of-use assets and lease liabilities, net	(3.4)	(1.9)
Other long-term liabilities	10.1	—
Net cash used in operating activities	(200.4)	(108.4)
Cash flows from investing activities		
Purchase of short-term investments	(487.4)	—
Proceeds from maturities of short-term investments	30.0	—
Purchase of property and equipment	(6.9)	(3.5)
Net cash used in investing activities	(464.3)	(3.5)
Cash flows from financing activities		
Proceeds from issuance of debt	—	20.0
Repayment of debt	(10.0)	—
Proceeds from PIPE financing	—	600.0
Recapitalization transaction	—	257.6
Recapitalization transaction costs	—	(55.8)
Proceeds from exercise of stock options	0.1	0.5
Proceeds from exercise of stock warrants	—	0.1
Payment of debt issuance costs	—	(0.2)
Net cash (used in) provided by financing activities	(9.9)	822.2
Net (decrease) increase in cash, cash equivalents, and restricted cash	(674.6)	710.3
Cash, cash equivalents, and restricted cash, beginning of period	746.9	36.6
Cash, cash equivalents, and restricted cash, end of period	$ 72.3	$ 746.9
Supplemental Cash Flow Information:		
Cash paid for interest	$ 1.5	$ 0.7
Non-cash investing and financing activities:		
Purchases of property and equipment included in accounts payable and accrued expenses	3.1	2.1
Allocation of debt proceeds to stock warrants	—	1.2
Conversion of convertible preferred stock to common stock in connection with the reverse recapitalization	—	61.5
PIPE financing issuance costs settled with the issuance of Class A common stock	—	7.0
Recapitalization transaction costs settled with the issuance of Class A common stock	—	8.1

See accompanying notes to consolidated financial statements.

Note 1 - Organization and Nature of Business

Organization and Nature of Business

Archer Aviation Inc. (the "Company" "we," "us" or "our"), a Delaware corporation, with its headquarters located in San Jose, California, is an aerospace company. The Company is designing and developing electric vertical takeoff and landing ("eVTOL") aircraft for use in urban air mobility ("UAM") networks. The Company's mission is to unlock the skies, freeing everyone to reimagine how they move and spend time.

The Company's Planned Lines of Business

Upon receipt of all necessary Federal Aviation Administration ("FAA") certifications and any other government approvals necessary for the Company to manufacture and operate its aircraft, the Company intends to operate two complementary lines of business. The Company's core focus is direct-to-consumer offerings ("Archer UAM") with its secondary focus being business-to-business offerings ("Archer Direct").

Archer UAM

The Company plans to operate its own UAM ecosystem initially in select major U.S. cities. The Company's UAM ecosystem will operate using its eVTOL aircraft which is currently in development.

Archer Direct

The Company also plans to selectively sell a certain amount of its eVTOL aircraft to third parties.

Business Combination

On September 16, 2021 (the "Closing Date"), Archer Aviation, Inc., a Delaware corporation (prior to the closing of the Business Combination (as defined below), "Legacy Archer"), Atlas Crest Investment Corp., a Delaware corporation ("Atlas"), and Artemis Acquisition Sub Inc., a Delaware corporation and a direct, wholly-owned subsidiary of Atlas ("Merger Sub"), consummated the closing of the transactions contemplated by the Business Combination Agreement, dated February 10, 2021, as amended and restated on July 29, 2021, by and among Atlas, Legacy Archer and Merger Sub (the "Business Combination Agreement"), following approval at a special meeting of the stockholders of Atlas held on September 14, 2021 (the "Special Meeting"). Unless otherwise specified or unless the context otherwise requires, references in these notes to Legacy Archer refer to Archer prior to the Business Combination and references in these notes to "New Archer" refer to Archer following the Business Combination.

Pursuant to the terms of the Business Combination Agreement, a business combination of Legacy Archer and Atlas was effected by the merger of Merger Sub with and into Legacy Archer, with Legacy Archer surviving the merger (the "Surviving Entity") as a wholly-owned subsidiary of Atlas (the "Merger," and, collectively with the other transactions described in the Business Combination Agreement, the "Business Combination"). Following the consummation of the Merger on the Closing Date, the Surviving Entity changed its name from Archer Aviation, Inc. to Archer Aviation Operating Corp., and Atlas changed its name from Atlas Crest Investment Corp. to Archer Aviation Inc. and it became the successor registrant with the U.S. Securities and Exchange Commission (the "SEC"). Prior to the closing of the Business Combination, the Class A common stock and public warrants of Atlas were listed on the New York Stock Exchange ("NYSE") under the symbols "ACIC" and "ACIC WS," respectively. New Archer Class A common stock and public warrants are currently listed on the NYSE under the symbols "ACHR" and "ACHR WS," respectively.

The financial statements included in this report reflect (i) the historical operating results of Legacy Archer prior to the Business Combination; (ii) the combined results of Atlas and Legacy Archer following the closing of the Business Combination; (iii) the assets and liabilities of Legacy Archer at their historical cost; and (iv) the Company's equity structure for all periods presented.

Note 2 - Liquidity and Going Concern

Since the Company's formation, the Company has devoted substantial effort and capital resources to the design and development of its planned eVTOL aircraft and UAM network. Funding of these activities has primarily been through the net proceeds received from the issuance of related and third-party debt (Note 7), and the sale of preferred and common stock to related and third parties (Note 9). Through December 31, 2022, the Company has incurred cumulative losses from operations and negative cash flows from operating activities and has an accumulated deficit of $690.9 million. Following the closing of the Business Combination on the Closing Date, the Company received net cash proceeds of $801.8 million. As of December 31, 2022, the Company had cash and cash equivalents of $69.4 million and short-term investments in marketable securities of $461.8 million, which management believes will be sufficient to fund the Company's current operating plan for at least the next 12 months from the date these consolidated financial statements were issued.

There can be no assurance that the Company will be successful in achieving its business plans, that the Company's current capital will be sufficient to support its ongoing business plans, or that any additional financing will be available in a timely manner or on acceptable terms, if at all. If the Company's business plans require it to raise additional capital, but the Company is unable to do so, it may be required to alter, or scale back its aircraft design, development and certification programs, as well as its manufacturing capabilities, or be unable to fund capital expenditures. Any such events would have a material adverse effect on the Company's financial position, results of operations, cash flows, and ability to achieve the Company's intended business plans.

Note 3 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in conformity with U.S. GAAP and include the accounts of the Company.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting period.

On an ongoing basis, management evaluates its estimates, including those related to the: (i) realization of deferred tax assets and estimates of tax liabilities, (ii) fair value of debt, (iii) fair value of share-based payments, (iv) valuation of leased assets and liabilities, and (v) estimated useful lives of long-lived assets. These estimates are based on historical data and experience, as well as various other factors that management believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Such estimates often require the selection of appropriate valuation methodologies and models and may involve significant judgment in evaluating ranges of assumptions and financial inputs. Actual results may differ from those estimates under different assumptions, financial inputs, or circumstances. Given the global economic climate and unpredictable nature and unknown duration of the ongoing COVID-19 pandemic, estimates are subject to additional volatility.

Retroactive Application of Reverse Recapitalization

As discussed in Note 4, Reverse Recapitalization and Related Transactions, the Business Combination was accounted for as a reverse recapitalization of equity structure. Pursuant to U.S. GAAP, the Company retrospectively recast its weighted-average outstanding shares within the Company's consolidated statement of operations for the year ended December 31, 2021. As part of the closing, all of Legacy Archer's issued Series Seed redeemable convertible preferred stock and Series A redeemable convertible preferred stock were converted into Legacy Archer common stock, which were converted again, along with all other issued and outstanding common stock of Legacy Archer, into New Archer Class A common stock and New Archer Class B common stock. The basic and diluted weighted-average Legacy Archer common stock were retroactively converted to New Archer Class A common stock and New Archer Class B common stock to conform to the recast in the consolidated statements of stockholders' equity.

Cash and Cash Equivalents

Cash consists of cash on deposit with financial institutions. Cash equivalents consist of short-term, highly liquid financial instruments that are readily convertible to cash and have maturities of three months or less from the date of purchase. Cash and cash equivalent balances were $69.4 million and $746.6 million as of December 31, 2022 and 2021, respectively, of which money market funds were $4.4 million and $0.3 million as of December 31, 2022 and 2021, respectively.

Restricted cash consists of cash held as security for the Company's standby letters of credit to support three of the Company's leased properties. Refer to Note 8 - Commitments and Contingencies for further details.

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported in the consolidated balance sheets that sum to amounts reported on the consolidated statements of cash flows (in millions):

	December 31, 2022	December 31, 2021
Cash and cash equivalents	$ 69.4	$ 746.6
Restricted cash	2.9	0.3
Total cash, cash equivalents, and restricted cash	$ 72.3	$ 746.9

Short-Term Investments

The Company has short-term investments in marketable securities with original maturities of less than one year, including U.S. Treasury securities, corporate debt securities and commercial paper. The Company classifies its marketable securities as available-for-sale at the time of purchase and reevaluates such classification at each balance sheet date. These marketable securities are carried at fair value, and unrealized gains and losses are recorded in other comprehensive loss in the consolidated condensed statements of comprehensive loss, which is reflected as a component of stockholders' equity. These marketable securities are assessed as to whether those with unrealized loss positions are other than temporarily impaired. The Company considers impairments to be other than temporary if they are related to deterioration in credit risk or if it is likely the securities will be sold before the recovery of their cost basis. Realized gains and losses from the sale of marketable securities and from declines in value deemed to be other than temporary are determined based on the specific identification method and recognized in other income, net in the consolidated condensed statements of operations.

Fair Value Measurements

The Company applies the provisions of Accounting Standards Codification ("ASC") 820, *Fair Value Measurement,* which defines a single authoritative definition of fair value, sets out a framework for measuring fair value, and expands on required disclosures about fair value measurements. The provisions of ASC 820 relate to financial assets and liabilities as well as other assets and liabilities carried at fair value on a recurring and nonrecurring basis. The standard clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, the standard establishes a three-tier value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1 Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

Level 2 Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3 Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.

The carrying amounts of the Company's cash, accounts payable, accrued compensation, and accrued liabilities approximate fair value due to the short-term nature of these instruments.

The following tables present information about the Company's assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2022 and 2021 and indicate the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value (in millions):

Description		As of December 31, 2022							
		Level 1		Level 2		Level 3		Total	
Assets:									
Cash Equivalents:									
Money market funds	$	4.4	$	—	$	—	$	4.4	
Short-Term Investments:									
U.S. Treasury securities	$	316.6	$	—	$	—	$	316.6	
Corporate debt securities	$	—	$	20.1	$	—	$	20.1	
Commercial paper	$	—	$	125.1	$	—	$	125.1	
Liabilities:									
Warrant Liability – Public Warrants	$	4.5	$	—	$	—	$	4.5	
Warrant Liability – Private Placement Warrants	$	—	$	—	$	2.5	$	2.5	

Description		As of December 31, 2021							
		Level 1		Level 2		Level 3		Total	
Assets:									
Money market funds	$	0.3	$	—	$	—	$	0.3	
Liabilities:									
Warrant Liability – Public Warrants	$	20.2	$	—	$	—	$	20.2	
Warrant Liability – Private Placement Warrants	$	—	$	—	$	10.1	$	10.1	

Cash Equivalents

The Company's cash equivalents consist of short-term, highly liquid financial instruments that are readily convertible to cash and have maturities of three months or less from the date of purchase. The Company classifies its money market funds as Level 1, because they are valued based on quoted market prices in active markets.

Short-Term Investments

The Company's short-term investments consist of high quality, investment grade marketable securities and are classified as available-for-sale. The Company classifies its investments in U.S. Treasury securities as Level 1, because they are valued using quoted market prices in active markets. The Company classifies its investments in corporate debt securities and commercial paper as Level 2, because they are valued using inputs other than quoted prices which are directly or indirectly observable in the market, including readily available pricing sources for the identical underlying security which may not be actively traded.

The following table presents a summary of the Company's cash equivalents and short-term investments as of December 31, 2022 (in millions):

Description	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
		As of December 31, 2022		
Cash Equivalents:				
Money market funds	$ 4.4	$ —	$ —	$ 4.4
Short-Term Investments:				
U.S. Treasury securities	317.4	—	(0.8)	316.6
Corporate debt securities	20.1	—	—	20.1
Commercial paper	125.1	—	—	125.1
Total	$ 467.0	$ —	$ (0.8)	$ 466.2

The unrealized losses related to the Company's short-term investments were primarily due to changes in interest rates and not due to increased credit risk or other valuation concerns. The Company had no other-than-temporary impairments for the year ended December 31, 2022.

Public Warrants

The measurement of the public warrants as of December 31, 2022 is classified as Level 1 due to the use of an observable market quote in an active market under the ticker ACHR WS. The quoted price of the public warrants was $0.26 per warrant as of December 31, 2022.

Private Placement Warrants

The Company utilizes a Monte Carlo simulation model for the private placement warrants at each reporting period, with changes in fair value recognized in the consolidated statements of operations. The estimated fair value of the private placement warrant liability is determined using Level 3 inputs. Inherent in a binomial options pricing model and Monte Carlo simulation model are assumptions related to expected share-price volatility, expected life, risk-free interest rate, and dividend yield.

The key inputs into the Monte Carlo simulation model for the private placement warrants are as follows:

Input	December 31, 2022	December 31, 2021
Stock price	$ 1.87	$ 6.04
Strike price	$ 11.50	$ 11.50
Dividend yield	0.00 %	0.00 %
Term (in years)	3.71	4.71
Volatility	75.0 %	45.3 %
Risk-free rate	4.14 %	1.22 %

The following table presents the change in fair value of the Company's Level 3 private placement warrants during the years ended December 31, 2022 and 2021:

Balance as of December 31, 2020	$ —
Addition of private placement warrants	13.0
Change in fair value	(2.9)
Balance as of December 31, 2021	10.1
Change in fair value	(7.6)
Balance as of December 31, 2022	$ 2.5

The Company recognized a gain in connection with changes in the fair value of warrant liabilities of $23.3 million and $10.4 million within other income, net in the consolidated statements of operations during the years ended December 31, 2022 and 2021, respectively. Refer to Note 13 for additional information about the public and private placement warrants.

Financial Instruments Not Recorded at Fair Value on a Recurring Basis

Certain financial instruments, including debt, are not measured at fair value on a recurring basis in the balance sheets. The fair value of debt as of December 31, 2022 approximates its carrying value (Level 2). Refer to Note 7 for additional information.

Assets and Liabilities Recorded at Fair Value on a Non-Recurring Basis

Certain assets and liabilities are subject to measurement at fair value on a non-recurring basis if there are indicators of impairment or if they are deemed to be impaired as a result of an impairment review.

Intangible Assets, Net

Intangible assets consist solely of domain names and are recorded at cost, net of accumulated amortization, and if applicable, impairment charges. Amortization of domain names is provided over a 15-year estimated useful life on a straight-line basis or based on the pattern in which economic benefits are consumed, if reliably determinable. The Company reviews intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company has analyzed a variety of factors in light of the known impact to date of the ongoing COVID-19 pandemic on the Company's business to determine if any circumstance could trigger an impairment loss, and, at this time and based on the information presently known, does not believe that it is more likely than not that an impairment loss has been incurred.

As of December 31, 2022 and 2021, the net carrying amounts for domain names were $0.4 million and $0.5 million recorded in the Company's consolidated balance sheets, respectively.

Property and Equipment, Net

Property and equipment are stated at historical cost less accumulated depreciation. Expenditures for major renewals and betterments are capitalized, while minor replacements, maintenance, and repairs, which do not extend the asset lives, are charged to operations as incurred. Upon sale or disposition, the cost and related accumulated depreciation is removed from the accounts, and any difference between the selling price and net carrying amount is recorded as a gain or loss in the consolidated statements of operations.

Depreciation on property and equipment is calculated using the straight-line method over the estimated useful lives of the assets as follows:

	Useful Life (In years)
Furniture, fixtures, and equipment	5
Computer hardware	3
Computer software	3
Website design	2
Leasehold improvements	Shorter of lease term or the asset standard life

Impairment of Long-Lived Assets

The Company reviews its long-lived assets, consisting primarily of property and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Such triggering events or changes in circumstances may include: a significant decrease in the market price of a long-lived asset, a significant adverse change in the extent or manner in which a long-lived asset is being or intended to be used, a significant adverse change

in legal factors or in the business climate, the impact of competition or other factors that could affect the value of a long-lived asset, a significant adverse deterioration in the amount of revenue or cash flows expected to be generated from an asset group, an accumulation of costs significantly in excess of the amount originally expected for the acquisition or development of a long-lived asset, current or future operating or cash flow losses that demonstrate continuing losses associated with the use of a long-lived asset, or a current expectation that, more likely than not, a long-lived asset will be sold or otherwise disposed of significantly before the end of its previously estimated useful life. The Company performs impairment testing at the asset group level that represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Recoverability of these assets is determined by comparing the forecasted undiscounted cash flows attributable to such assets including any cash flows upon their eventual disposition to their carrying value. If the carrying value of the assets exceeds the forecasted undiscounted cash flows, then the assets are written down to their fair value. The Company did not identify any events or changes in circumstances that would indicate that the Company's long-lived assets may be impaired and therefore determined there was no impairment of long-lived assets during all periods presented.

Cloud Computing Arrangements

The Company capitalizes certain implementation costs incurred in the application development stage of projects related to its cloud computing arrangements that are service contracts. Capitalized implementation costs are recognized in other long-term assets in the consolidated balance sheets and amortized on a straight-line basis over the fixed, noncancellable term of the associated hosting arrangement plus any reasonably certain renewal periods. Costs related to preliminary project activities and post-implementation activities are expensed as incurred. As of December 31, 2022, the Company recognized $3.7 million of capitalized cloud computing implementation costs.

Operating Expenses

Research and Development

Research and development ("R&D") costs are expensed as incurred and are primarily comprised of personnel-related costs including salaries, bonuses, benefits, and stock-based compensation for employees focused on R&D activities, costs associated with building prototype aircraft, other related costs, depreciation, and an allocation of general overhead. R&D efforts focus on the design and development of the Company's eVTOL aircraft, including certain of the systems that are used in it.

General and Administrative

General and administrative expenses are primarily comprised of personnel-related costs including salaries, bonuses, benefits, and stock-based compensation for employees associated with the Company's administrative services such as finance, legal, human resources, and information technology, other related costs, depreciation, and an allocation of general overhead. General and administrative expenses include $64.9 million and $118.1 million of expense related to the restricted stock units granted to the Company's founders pursuant to the terms and conditions of the Business Combination Agreement immediately prior to closing (the "Founder Grants"), for the years ended December 31, 2022 and 2021. Refer to Note 10 - Stock-Based Compensation for additional information.

Other Warrant Expense

Other warrant expense consists entirely of non-cash expense related to the warrants issued in conjunction with the execution of the purchase agreement ("United Purchase Agreement"), collaboration agreement ("United Collaboration Agreement"), and warrant agreement ("United Warrant Agreement") with United Airlines Inc. ("United"). Refer to Note 10 - Stock-Based Compensation for additional information.

Stock-Based Compensation

The Company's stock-based compensation awards consist of options granted to employees and non-employees and restricted stock units granted to employees, directors, and non-employees that convert into shares of the Company's Class A common stock upon vesting. The Company recognizes stock-based compensation expense in accordance with the provisions of ASC 718, *Compensation - Stock Compensation*. ASC 718 requires the measurement and recognition of compensation expense for all stock-based compensation awards made to employees, directors, and non-employees to be based on the grant date fair values of the awards.

The Company estimates the fair value of stock options using the Black-Scholes option-pricing model. The value of the award is recognized as expense over the requisite service period on a straight-line basis.

Determining the grant date fair value of the awards using the Black-Scholes option-pricing model requires management to make assumptions and judgments, including but not limited to the following:

Expected term — The estimate of the expected term of employee awards is determined in accordance with the simplified method, which estimates the term based on an averaging of the vesting period and contractual term of the option grant. The Company uses the contractual term for non-employee awards.

Expected volatility — Since the Company does not have sufficient historical data on the volatility of its common stock, the expected volatility used is based on the volatility of similar entities (referred to as "guideline companies") for a period consistent with the expected term of the award.

Risk-free interest rate — The risk-free interest rate used to value awards is based on the United States Treasury yield in effect at the time of grant for a period consistent with the expected term of the award.

Dividend yield — The Company has never declared or paid any cash dividends and does not presently plan to pay cash dividends in the foreseeable future.

Forfeiture rate — The Company has elected to account for forfeitures as they occur and will record stock-based compensation expense assuming all option holders will complete the requisite service period. If an employee forfeits an award because they fail to complete the requisite service period, the Company will reverse stock-based compensation expense previously recognized in the period the award is forfeited.

The Company has not issued any stock options since the closing of the Business Combination.

Fair value of common stock

The Company's board of directors grants stock options with exercise prices equal to the fair value of the Company's common stock on the date of grant.

Prior to the closing of the Business Combination, the Company determined the fair value of its common stock at the time of the grant of stock options in accordance with the American Institute of Certified Public Accountants ("AICPA") Accounting and Valuation Guide: Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the "AICPA Practice Aid"). The Company determined the fair value of its common stock based on a variety of factors including, but not limited to (i) the results of contemporaneous independent third-party valuations of the Company's common stock and the prices, rights, preferences and privileges of the Company's redeemable convertible preferred stock relative to those of the Company's common stock; (ii) the lack of marketability of the Company's common stock; (iii) actual operating and financial results; (iv) current business conditions and projections; (v) the likelihood of achieving a liquidity event, such as an IPO or sale of the Company, given prevailing market conditions; and (vi) precedent transactions involving the Company's shares.

As provided in the AICPA Practice Aid, there are several approaches for setting the value of an enterprise and various methodologies for allocating the value of an enterprise to its outstanding equity. The Company determined the fair value of equity awards using a combination of the market and income approach. Within the market approach, the guideline public company method was used, which employs the use of ratios developed from the market price of traded shares from publicly traded companies considered reasonably similar to the Company. Under the income approach, the enterprise value was estimated using the discounted cash flow method, which involves estimating the future cash flows of a business for a discrete period and discounting them to their present value. In allocating enterprise value to the Company's outstanding equity, the Company applied a hybrid approach, which consisted of the option pricing method ("OPM") and probability-weighted expected return method ("PWERM"). The OPM treats securities, including debt, common and preferred stock, as call options on the enterprise's value, with exercise prices based on the securities' respective liquidation preferences and conversion values. The PWERM estimates the fair market value of the common stock based on an analysis of future values for the enterprise assuming various exit scenarios, such as IPO, merger or sale, staying private, and liquidation. Since there was no active market for the Company's common stock, the Company also applied a discount for lack of marketability for both OPM and PWERM scenarios.

In conducting the valuations, The Company considered all objective and subjective factors that the Company believed to be relevant in the valuation conducted, including management's best estimate of the Company's business condition, and prospects and operating performance at the valuation dates. There are significant judgments and estimates inherent in these valuations.

Since the closing of the Business Combination, the fair value of the Company's common stock is based on the closing price of the Company's Class A common stock, as quoted on the NYSE, on the date of grant.

Leases

The Company accounts for leases in accordance with ASC 842, *Leases*, and determines if an arrangement is a lease at its inception. Right-of-use ("ROU") assets and liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. The Company uses its estimated incremental borrowing rate in determining the present value of lease payments considering the term of the lease, which is derived from information available at the lease commencement date. The incremental borrowing rate is the rate of interest the Company would have to pay to borrow, on a collateralized basis, an amount equal to the lease payments for a term similar to the lease term in a similar economic environment as the lease. The lease term includes renewal options when it is reasonably certain that the option will be exercised and excludes termination options. To the extent that the Company's agreements have variable lease payments, the Company includes variable lease payments that depend on an index or a rate and excludes those that depend on facts or circumstances occurring after the commencement date, other than the passage of time.

Lease expense for leases is recognized on a straight-line basis over the lease term. The Company has elected not to recognize ROU assets and lease liabilities that arise from short-term (12 months or less) leases for any class of underlying asset. In addition, the Company has elected as an accounting policy, the practical expedient to not separate lease and non-lease components within a contract and instead treat it as a single lease component. Operating leases are included in ROU assets, current portion of lease liabilities, and lease liabilities, net of current portion in the Company's consolidated balance sheets.

Income Taxes

The Company accounts for its income taxes using the asset and liability method whereby deferred tax assets and liabilities are determined based on temporary differences between the basis used for financial reporting and income tax reporting purposes. Deferred income taxes are provided based on the enacted tax rates in effect at the time such temporary differences are expected to reverse. A valuation allowance is provided for deferred tax assets if it is more-likely-than-not that the Company will not realize those tax assets through future operations. Significant judgment is applied when assessing the need for valuation allowances and includes the evaluation of historical income (loss) adjusted for the effects of non-recurring items. Areas of estimation include consideration of future taxable income. The Company has placed a full valuation allowance against its federal and state deferred tax assets since the recovery of the assets is uncertain. Should a change in circumstances lead to a change in judgment about the utilization of deferred tax assets in future years, the adjustment related to valuation allowances would be reported as an increase to income.

The Company utilizes the guidance in ASC 740-10, *Income Taxes*, to account for uncertain tax positions. ASC 740-10 contains a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more-likely-than-not that the positions will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more-likely-than-not of being realized and effectively settled. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. The Company considers many factors when evaluating and estimating its tax positions and tax benefits, which may require periodic adjustments and which may not accurately forecast actual outcomes. The Company's policy is to recognize interest and penalties related to uncertain tax positions, if any, in the income tax provision.

Net Loss Per Share

Basic net loss per share is calculated by dividing net loss attributable to common stockholders by the weighted-average number of common shares outstanding. For all periods presented, the calculation of basic net loss per share excludes shares issued upon the early exercise of stock options where the vesting conditions have not been satisfied.

Because the Company reported net losses for all periods presented, diluted loss per share is the same as basic loss per share.

Contingently issuable shares, including equity awards with performance conditions, are considered outstanding common shares and included in basic net loss per share as of the date that all necessary conditions to earn the awards have been satisfied. Prior to the end of the contingency period, the number of contingently issuable shares included in diluted net loss per share is based on the number of shares, if any, that would be issuable under the terms of the arrangement at the end of the reporting period.

Because the Company reported net losses for all periods presented, all potentially dilutive common stock equivalents are antidilutive and have been excluded from the calculation of net loss per share. The diluted net loss per common share were the same for Class A and Class B common shares because they are entitled to the same liquidation and dividend rights.

The following table presents the number of antidilutive shares excluded from the calculation of diluted net loss per share:

	Year Ended December 31,	
	2022	**2021**
Options to purchase common stock	5,335,974	9,444,221
Unvested restricted stock units	45,021,632	38,124,396
Warrants	30,558,565	32,519,357
Shares issuable under the Employee Stock Purchase Plan (Note 10)	712,838	—
Total	81,629,009	80,087,974

Segments

Operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the Chief Operating Decision Maker ("CODM") in deciding how to allocate resources to an individual segment and in assessing performance. The Company's CODM is its Chief Executive Officer. The Company has determined that it operates as a single operating segment and one reportable segment, as the CODM reviews financial information presented on a combined basis for purposes of making operating decisions, allocating resources, and evaluating financial performance. Given the Company's pre-revenue operating stage, it currently has no concentration exposure to products, services, or customers.

Comprehensive Loss

Comprehensive loss includes all changes in equity during a period from nonowner sources. The Company's comprehensive loss consists of its net loss and its unrealized gains or losses on available-for-sale securities.

Recently issued accounting pronouncements not yet adopted

In August 2020, the Financial Accounting Standards Board issued ASU 2020-06, *Accounting for Convertible Instruments and Contracts in an Entity's Own Equity*. The ASU simplifies the accounting for convertible instruments by removing certain separation models in ASC 470-20, *Debt—Debt with Conversion and Other Options*, for convertible instruments. The ASU updates the guidance on certain embedded conversion features that are not required to be accounted for as derivatives under Topic 815, *Derivatives and Hedging*, or that do not result in substantial premiums accounted for as paid-in capital, such that those features are no longer required to be separated from the host contract. The convertible debt instruments will be accounted for as a single liability measured at amortized cost. Further, the ASU made amendments to the Earnings Per Share ("EPS") guidance in Topic 260, *Earnings per share* for convertible instruments, the most significant impact of which is requiring the use of the if-converted method for diluted EPS calculation, and no longer allowing the net share settlement method. The ASU also made revisions to Topic 815-40, which provides guidance on how an entity must determine whether a contract qualifies for a scope exception from derivative accounting. The amendments to Topic 815-40 change the scope of contracts that are recognized as assets or liabilities. The ASU is effective for public business entities, excluding smaller reporting companies, for interim and annual periods beginning after December 15, 2021, with early adoption permitted. For all other entities, the amendments are effective for interim and annual periods beginning after December 15, 2023. Adoption of the ASU can either be on a modified retrospective or full retrospective basis. The Company is currently evaluating the impact the adoption of this

standard will have on its financial statements and related disclosures.

No other recently issued accounting pronouncements had or are expected to have a material impact on the Company's financial statements.

Note 4 - Reverse Recapitalization and Related Transactions

Upon the consummation of the Business Combination on September 16, 2021, in accordance with the terms and conditions of the Business Combination Agreement, all issued and outstanding Legacy Archer common stock was converted into shares of common stock of New Archer at an exchange ratio of 1.00656519 (the "Exchange Ratio"). Additionally, upon closing the Business Combination, Legacy Archer received $257.6 million in cash proceeds released from Atlas' trust account, after redemptions of $242.4 million. At the closing of the Business Combination, each non-redeemed outstanding share of Atlas Class A common stock was converted into one share of Class A common stock of New Archer.

Upon consummation of the Business Combination, the shares of Legacy Archer held by Legacy Archer stockholders converted into 124,735,762 shares of common stock of New Archer, including 54,987,838 shares of Class A common stock and 69,747,924 shares of Class B common stock.

While the legal acquirer in the Business Combination was Atlas, for accounting and financial reporting purposes under U.S. GAAP, Legacy Archer is the accounting acquirer and the Business Combination was accounted for as a "reverse recapitalization." A reverse recapitalization does not result in a new basis of accounting, and the financial statements of the combined entity represent the continuation of the financial statements of Legacy Archer in many respects. Under this method of accounting, Atlas was treated as the "acquired" company. Accordingly, the consolidated assets, liabilities, and results of operations of Legacy Archer became the historical financial statements of New Archer, and Atlas' assets and liabilities were consolidated with Legacy Archer's on the Closing Date. Operations prior to the Business Combination are presented as those of New Archer in reports subsequent to the Closing Date. The net assets of Atlas were recognized at their carrying value immediately prior to the closing of the Business Combination with no goodwill or other intangible assets recorded and were as follows, net of transaction costs (in millions):

Cash	$	201.8
Warrant liability		(39.5)
Net assets acquired	$	162.3

The Company accounted for the Business Combination as a tax-free reorganization.

Additionally, as part of the recapitalization, 1,875,000 shares of Atlas Class A common stock held by Atlas Crest Investment LLC (the "Atlas Sponsor") were exchanged with 1,875,000 shares of New Archer Class A common stock that will be subject to forfeiture if the vesting condition is not met over the three-year term following the Closing Date. The vesting condition states that these earn-out shares of New Archer Class A common stock will vest if the New Archer's Class A common stock volume weighted-average price, as defined in the Amended and Restated Sponsor Letter Agreement, by and among Atlas Sponsor, Atlas, Legacy Archer, and the individuals named therein, is greater than or equal to $12.00 per share for any period of ten (10) trading days out of twenty (20) consecutive trading days.

The earn-out shares were recognized at fair value upon the closing of the Business Combination and classified in stockholders' equity (with no net impact to APIC) since the earn-out shares were determined to be indexed to the Company's own equity and meet the requirements for equity classification.

Pursuant to the terms of the Business Combination Agreement, all of the issued and outstanding series seed redeemable convertible preferred stock and series A redeemable convertible preferred stock converted into 64,884,120 shares of Legacy Archer common stock immediately prior to the Business Combination. Then, as of the closing of the Business Combination, all outstanding shares of Legacy Archer common stock converted into 124,735,762 shares of New Archer Class A and B common stock. Additionally, each of Legacy Archer options, RSUs, and warrants that were outstanding immediately prior to the closing of the Business Combination remained outstanding and converted into options, RSUs, and warrants for New Archer Class A

and Class B common stock equal to the number of the Company's common stock, subject to such options, RSUs, or warrants, multiplied by the Exchange Ratio at an exercise price per share equal to the current exercise price per share for such option or warrant divided by the Exchange Ratio, with the aggregate number of shares of New Archer Class A and B common stock issuable upon exercise of such options, RSUs, and warrants to be 60,260,483. Additionally, 10,004,612 of outstanding RSUs vested at the closing of the Business Combination into New Archer Class B common stock.

Substantially concurrently with the execution of the Business Combination Agreement, Atlas entered into Subscription Agreements (the "Subscription Agreements") with certain investors in the PIPE Financing (the "Subscription Investors"). Pursuant to the Subscription Agreements, the Subscription Investors agreed to purchase, and Atlas agreed to sell to the Subscription Investors, an aggregate of 60,000,000 shares of New Archer Class A common stock for a purchase price of $10.00 per share, or an aggregate of $600.0 million in gross cash proceeds. Pursuant to the Subscription Agreements, Atlas granted certain registration rights to the Subscription Investors with respect to the shares issued and sold in the PIPE Financing. The closing of the PIPE Financing occurred immediately prior to the closing of the Business Combination. In conjunction with the PIPE Financing, 1,512,500 shares of New Archer Class A common stock were issued to satisfy certain fees related to the Business Combination and PIPE Financing.

The number of shares of common stock issued immediately following the consummation of the Business Combination were as follows:

	Number of shares	
Class A and B common stock outstanding on July 1, 2021	52,572,374	
Common stock issued through option exercises between July 1, 2021 and September 16, 2021	4,738,344	
Vesting of unvested shares between July 1, 2021 and September 16, 2021	2,540,925	
Common stock outstanding prior to the Business Combination		59,851,643
Conversion of preferred stock	64,884,120	
Common stock attributable to Atlas	36,385,693	
Adjustment related to reverse recapitalization*		101,269,813
Restricted stock units vested at closing		10,004,612
Common stock attributable to PIPE Financing		61,512,500
Total shares of common stock as of closing of the Business Combination and related transactions as of September 16, 2021		232,638,568

* The corresponding adjustment to APIC related to the reverse recapitalization was comprised of (i) $162.3 million which represents the fair value of the consideration transferred in the Business Combination, less the excess of the fair value of the shares issued over the value of the net monetary assets of Atlas, net of transaction costs and (ii) $61.5 million which represents the conversion of the convertible preferred stock into New Archer Class A and Class B common stock.

At the Closing Date, Legacy Archer had 56,390,023 outstanding options and RSUs under the 2019 Plan (as defined below) in addition to 13,112,602 outstanding warrants, which remained outstanding and converted into 70,265,095 options, RSUs, and warrants in New Archer Class A or B common stock, as derived by multiplying the number of Legacy Archer common stock subject to such option or warrant by the Exchange Ratio. In addition, of the RSUs outstanding immediately prior to the closing of the Business Combination, 10,004,612 vested at closing into New Archer Class B common stock. The options and warrants shall be exercised at an exercise price per share equal to the current exercise price per share for such option or warrant divided by the Exchange Ratio.

Following the Business Combination, Atlas' warrants to purchase 24,666,667 shares of New Archer Class A common stock, consisting of (i) 16,666,667 public warrants listed on the NYSE and (ii) 8,000,000 private warrants, each with an exercise price of $11.50 per share, remained outstanding.

As part of the closing, total direct and incremental transaction costs aggregated $81.8 million, of which $10.9 million was expensed as part of the Business Combination, $55.8 million was recorded to APIC as equity issuance costs, and the remaining $15.1 million was settled through the issuance of shares of New Archer Class A common stock.

Note 5 - Property and Equipment, Net

Property and equipment, net, consisted of the following (in millions):

	As of December 31,	
	2022	2021
Furniture, fixtures, and equipment	$ 1.5	$ 2.8
Computer hardware	4.5	2.5
Computer software	0.7	0.5
Website design	0.7	0.5
Leasehold improvements	2.9	1.0
Construction in progress	4.8	—
Total property and equipment	15.1	7.3
Less: Accumulated depreciation	(3.6)	(1.4)
Total property and equipment, net	$ 11.5	$ 5.9

Construction in progress includes costs incurred for leasehold improvements and other assets that have not yet been placed in service.

The following table presents depreciation expense included in each respective expense category in the consolidated statements of operations (in millions):

	Year Ended December 31,	
	2022	2021
Research and development	$ 2.3	$ 0.9
General and administrative	0.8	0.4
Total depreciation expense	$ 3.1	$ 1.3

Note 6 - Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following (in millions):

	As of December 31,	
	2022	2021
Accrued professional fees	$ 17.2	$ 6.9
Accrued employee costs	7.8	2.6
Accrued parts and materials	5.2	0.9
Taxes payable	0.3	0.6
Accrued capital expenditures	2.9	0.4
Accrued cloud computing implementation costs	2.0	—
Accrued marketing fees	0.2	0.3
Other current liabilities	1.1	0.6
Total	$ 36.7	$ 12.3

Note 7 - Notes Payable

Long-term notes payable consisted of the following (in millions):

	As of December 31,	
	2022	2021
Silicon Valley Bank ("SVB") Term Loans	$ 10.0	$ 20.0
Term Loans unamortized discount and loan issuance costs	(0.7)	(1.2)
Total debt, net of discount and loan issuance costs	9.3	18.8
Less current portion, net of discount and loan issuance costs	(9.3)	(9.5)
Total long-term notes payable, net of discount and loan issuance costs	$ —	$ 9.3

SVB Loan

On July 9, 2021, the Company, as the borrower, entered into a Loan and Security Agreement with SVB and SVB Innovation Credit Fund VIII, L.P. ("SVB Innovation") as the lenders, and SVB as the collateral agent. The total principal amount of the loans is $20.0 million (the "Term Loans"), and all obligations due under the Term Loans are collateralized by all of the Company's right, title, and interest in and to its specified personal property in favor of the collateral agent. The Term Loans include events of default and covenant provisions, whereby accelerated repayment may result if the Company were to default. The Term Loans are subject to a final payment fee which was determined to be zero as a result of the completion of the Business Combination prior to October 10, 2021 (the "Outside Date"). On January 1, 2022, the Company began repaying the Term Loans, which are payable in 24 equal monthly installments, including principal and interest. The interest rate on the loans is a floating rate per annum equal to the greater of (1) 8.5% and (2) the Prime Rate plus the Prime Rate Margin (each as defined in the Loan and Security Agreement), which increases by 2% per annum upon the occurrence of an event of default. For the years ended December 31, 2022 and 2021, the Company recognized interest expense of $1.5 million and $0.9 million, respectively.

Additionally, in conjunction with the issuance of the Term Loans, the Company issued 366,140 warrants to SVB and 366,140 warrants to SVB Innovation, totaling 732,280 warrants. The Company issued the warrants to the lenders as consideration for entering into the Term Loans, representing a loan issuance fee. Each warrant provides SVB and SVB Innovation with the right to purchase one share of the Company's Class A common stock. The Company recorded the warrants as a liability at their fair value, which is subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized as a gain or loss in the Company's consolidated statements of operations. See Note 13 - Liability Classified Warrants for further details. The initial offsetting entry to the warrant liability was a debt discount recorded to reflect the loan issuance fee. The Company estimated the fair value of the warrants at the issuance date to be $1.2 million using the probability-weighted fair value of the warrants under two scenarios, the Business Combination occurring prior to, or after, the Outside Date, with the first scenario of the Business Combination occurring prior to the Outside Date weighted at 95% and the second scenario of the Business Combination occurring after the Outside Date weighted at 5%. For the second scenario, the Company determined the fair value of the warrants using a Monte Carlo simulation approach. Determining the fair value of these warrants under this model requires subjective assumptions.

Upon the closing of the Business Combination, the SVB warrants became public warrants. The subsequent measurement of the SVB warrants as of December 31, 2022 is classified as Level 1 due to the use of an observable market quote in an active market under the ticker ACHR WS. The quoted price of the public warrants was $0.26 as of December 31, 2022.

The Company also incurred issuance costs of $0.2 million. The discount and loan issuance costs will be amortized to interest expense over the commitment period of 30 months. During the years ended December 31, 2022 and 2021, the Company recognized interest expense of $0.5 million and $0.2 million related to the amortization of the discount and loan issuance costs, respectively. The unamortized balance of the discount and loan issuance costs was $0.7 million as of December 31, 2022.

The future scheduled principal maturities of notes payable as of December 31, 2022 are as follows (in millions):

2023	$	10.0
	$	10.0

Note 8 - Commitments and Contingencies

Operating Leases

The Company leases office, lab, hangar, and storage facilities under various operating lease agreements with lease periods expiring between 2023 and 2030 and generally containing periodic rent increases and various renewal and termination options.

On January 14, 2022, the Company entered into a sublease agreement with Forescout Technologies, Inc. The sublease is for approximately 96,000 rentable square feet of building space in the building located at 190 West Tasman Drive, San Jose, California, which serves as the Company's corporate headquarters. The term of the sublease commenced on February 26, 2022 and will expire on October 31, 2026, with no right to extend. The Company is also responsible for certain other costs under the sublease, such as certain build-out expenses, operating expenses, taxes, assessments, insurance, and utilities.

On March 9, 2022, the Company entered into a lease agreement with SIR Properties Trust. The lease is for approximately 68,000 rentable square feet of building space in the building located at 77 Rio Robles, San Jose, California. The Company intends that the premises will be used for lab space and a low rate initial production facility. The term of the lease commences 210 days after the landlord delivers possession of the premises to the Company, subject to certain demolition work being completed, and will expire 90 months thereafter, with an option for the Company to extend the term for one additional five-year period. The Company is also responsible for certain other costs under the lease, such as certain build-out expenses, operating expenses, taxes, assessments, insurance, and utilities. However, the Company is expected to receive a $6.0 million leasehold improvement allowance from the landlord that will be applied against certain of the Company's build-out expenses. The Company took possession of the premises on October 8, 2022, and therefore the lease commenced in accordance with ASC 842.

The Company's lease costs were as follows (in millions):

		Year Ended December 31,		
		2022		**2021**
Operating lease cost	$	5.8	$	2.1
Short-term lease cost		0.2		—
Total lease cost	$	6.0	$	2.1

The Company's weighted-average remaining lease term and discount rate as of December 31, 2022 and 2021 were as follows:

	2022	**2021**
Weighted-average remaining lease term (in months)	46	16
Weighted-average discount rate	13.78 %	11.06 %

The minimum aggregate future obligations under the Company's non-cancelable operating leases as of December 31, 2022 were as follows (in millions):

2023	$	4.9
2024		5.3
2025		4.9
2026		4.5
2027		2.1
Thereafter		6.7
Total future lease payments		28.4
Less: leasehold improvement allowance		(6.0)
Total net future lease payments		22.4
Less: imputed interest		(9.5)
Present value of future lease payments	$	12.9

Supplemental cash information and non-cash activities related to right-of-use assets and lease liabilities were as follows (in millions):

	Year Ended December 31,			
	2022		2021	
Operating cash outflows from operating leases	$	4.3	$	1.9
Operating lease liabilities from obtaining right-of-use assets		11.7		3.6

Letter of Credit

On September 15, 2020, in conjunction with the operating lease for the Company's old headquarters, the Company entered into a standby letter of credit in the amount of $0.3 million in favor of the Company's lessor, in lieu of paying cash to the lessor to satisfy the security deposit requirements of the leased property. The standby letter of credit expired on September 30, 2021. On June 24, 2021, the Company entered into a standby letter of credit for the same amount, which automatically renews annually through September 1, 2023.

On February 23, 2022, in conjunction with the sublease the Company entered into for its new corporate headquarters, the Company entered into a standby letter of credit in the amount of $1.5 million in favor of the lessor, to satisfy the security deposit or other obligations of the leased property. The standby letter of credit will be automatically reduced and renewed annually through February 1, 2026.

On March 31, 2022, in conjunction with the lease the Company entered into for its new lab space and low rate initial production facility, the Company entered into a standby letter of credit in the amount of $1.2 million in favor of the lessor, to satisfy the security deposit of the leased property. The standby letter of credit automatically renews annually through September 28, 2030.

Litigation

During the ordinary course of the business, the Company may be subject to legal proceedings, various claims, and litigation. Such proceedings can be costly, time consuming, and unpredictable, and therefore, no assurance can be given that the final outcome of such proceedings will not materially impact our financial condition or results of operations.

Wisk Litigation

On April 6, 2021, Wisk Aero LLC ("Wisk") brought a lawsuit against the Company in the United States District Court for the Northern District of California (the "District Court") alleging misappropriation of trade secrets and patent infringement. The Company has filed certain counterclaims for defamation, tortious interference and unfair competition.

On May 19, 2021, Wisk filed a motion for preliminary injunction and expedited discovery. On June 23, 2021, the Company filed an opposition to the motion for preliminary injunction. On July 22, 2021, the District Court denied Wisk's motion for preliminary injunction. On August 20, 2021, Wisk filed a notice of appeal of the District Court's denial of the motion for preliminary injunction. On September 30, 2021, Wisk withdrew its notice of appeal of the District Court's denial of the motion for preliminary injunction.

On January 19, 2022, the Company filed a motion for judgment on the pleadings to dismiss two of Wisk's asserted patents as invalid, which the District Court granted on April 19, 2022. The District Court separately ordered Wisk to narrow its trade secret case to 10 of the 52 alleged trade secrets and its patent case to eight claims across all patents that remain in the case. Wisk has now narrowed its claims as ordered. The deadline for filing motions for summary judgment and motions to exclude expert evidence is March 19, 2023. The District Court is scheduled to hear oral argument on those motions on May 12, 2023. A trial on Wisk's claims and the Company's counterclaims is currently scheduled to begin on August 14, 2023.

On April 6, 2022, the Company brought a lawsuit against The Boeing Company ("Boeing") in the Superior Court of California, County of Santa Clara (the "Superior Court"), asserting substantially the same claims set forth in the Company's counterclaims against Wisk. On April 11, 2022, the Superior Court issued an order staying discovery and the responsive pleading deadline until after the case management conference set for August 2022. On September 6, 2022, the Superior Court entered an order approving the parties' joint stipulation to stay the Company's lawsuit against Boeing pending the resolution of the lawsuit between Wisk and the Company in the District Court.

The Company continues to strongly believe Wisk's lawsuit is without merit. The Company will continue to vigorously defend itself against Wisk's claims and pursue the Company's counterclaims against Wisk and its claims against Boeing. Because the Company cannot yet predict the outcome of these proceedings or their potential impact on the Company and its business, the Company has concluded that a potential loss amount or a potential range of loss is not probable or reasonably estimable under ASC 450, Contingencies, and therefore has not accrued any amounts related to the award of damages or settlement of this matter with Wisk. Therefore, a negative result in these proceedings could have a material adverse effect on the Company's financial position, liquidity, operations, and cash flows.

Note 9 - Preferred and Common Stock

Amended and Restated Certificate of Incorporation

Upon the effectiveness of the Company's amended and restated certificate of incorporation on September 16, 2021, the Company is authorized to issue up to 700,000,000 shares of Class A common stock, par value $0.0001 per share, 300,000,000 shares of Class B common stock, par value $0.0001 per share, and 10,000,000 shares of preferred stock, par value $0.0001 per share. There were 177,900,738 and 162,789,591 shares of Class A common stock issued and outstanding as of December 31, 2022 and 2021, respectively. There were 63,738,197 and 74,937,945 shares of Class B common stock issued and outstanding as of December 31, 2022 and 2021, respectively.

Preferred Stock

As of December 31, 2022, no shares of preferred stock were outstanding, and the Company has no present plans to issue any shares of preferred stock.

Pursuant to the terms of the Company's amended and restated certificate of incorporation, shares of preferred stock may be issued from time to time in one or more series. The board of directors is authorized to fix the voting rights, if any, designations, powers and preferences, the relative, participating, optional or other special rights, and any qualifications, limitations and restrictions thereof, applicable to the shares of each series of preferred stock. The board of directors is able to, without stockholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the common stock and could have anti-takeover effects. The ability of the board of directors to issue preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change of control or the removal of existing management.

Class A and Class B Common Stock

Except for voting rights and conversion rights, or as otherwise required by applicable law, the shares of the Company's Class A common stock and Class B common stock have the same powers, preferences, and rights and rank equally, share ratable and are identical in all respects as to all matters. The rights, privileges, and preferences are as follows:

Voting

Holders of the Company's Class A common stock are entitled to one vote per share on all matters to be voted upon by the stockholders, and holders of Class B common stock are entitled to ten votes per share on all matters to be voted upon by the stockholders. The holders of Class A common stock and Class B common stock will generally vote together as a single class on all matters submitted to a vote of the stockholders, unless otherwise required by Delaware law or the Company's amended and restated certificate of incorporation.

Dividends

Holders of Class A common stock and Class B common stock are entitled to receive such dividends, if any, as may be declared from time to time by the Company's board of directors in its discretion out of funds legally available therefor. No dividends on common stock have been declared by the Company's board of directors through December 31, 2022, and the Company does not expect to pay dividends in the foreseeable future.

Preemptive Rights

Stockholders have no preemptive or other subscription rights and there are no sinking fund or redemption provisions applicable to Class A common stock and Class B common stock.

Conversion

Each share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock. In addition, each share of Class B common stock will automatically convert into one share of Class A common stock upon transfer to a non-authorized holder. In addition, Class B common stock is subject to "sunset" provisions, under which all shares of Class B common stock will automatically convert into an equal number of shares of Class A common stock upon the earliest to occur of (i) the ten-year anniversary of the closing of the Business Combination, (ii) the date specified by the holders of two-thirds of the then outstanding Class B common stock, voting as a separate class, and (iii) when the number of Class B common stock represents less than 10% of the aggregate number of Class A common stock and Class B common stock then outstanding. In addition, each share of Class B common stock will automatically convert into an equal number of Class A common stock upon the earliest to occur of (a) in the case of a founder of the Company, the date that is nine months following the death or incapacity of such founder, and, in the case of any other holder, the date of the death or incapacity of such holder, (b) in the case of a founder of the company, the date that is 12 months following the date that such founder ceases to provide services to the Company and its subsidiaries as an executive officer, employee or director of the Company, and, in the case of any other holder, immediately at the occurrence of any such event, and (c) in the case of a founder of the Company or any other holder, at least 80% (subject to customary capitalization adjustments) of the Class B common stock held by such founder (on a fully as converted/as exercised basis) as of immediately following the closing of the Business Combination having been transferred (subject to exceptions for certain permitted transfers).

During the years ended December 31, 2022 and 2021, 8,406,170 and 5,337,446 shares of Class B common stock were converted into Class A common stock, respectively.

Liquidation

In the event of the Company's voluntary or involuntary liquidation, dissolution, distribution of assets or winding-up, subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of the Company's common stock will be entitled to receive an equal amount per share of all of the Company's assets of whatever kind available for distribution to stockholders, after the rights of the holders of any preferred stock have been satisfied.

Note 10 - Stock-Based Compensation

Amended and Restated 2021 Plan

In August 2021, the Company adopted the 2021 Equity Incentive Plan (the "2021 Plan"), which was approved by the stockholders of the Company in September 2021 and became effective immediately upon the closing of the Business Combination. In April 2022, the Company amended and restated the 2021 Plan (the "Amended and Restated 2021 Plan"), which was approved by the stockholders of the Company in June 2022. The aggregate number of shares of Class A common stock that may be issued under the plan increased to 34,175,708. In addition, the number of shares of Class A common stock reserved for issuance under the Amended and Restated 2021 Plan will automatically increase on January 1st of each year, starting on January 1, 2023 and ending on (and including) January 1, 2031, in an amount equal to the lesser of (1) 5.0% of the total number of shares of Class A common stock outstanding on December 31 of the preceding year, or (2) a lesser number of Class A common stock determined by the board of directors prior to the date of the increase. The Amended and Restated 2021 Plan provides for the grant of incentive and non-statutory stock options, stock appreciation rights, restricted stock awards, restricted stock units, performance awards, and other awards to employees, directors, and non-employees.

In connection with the adoption of the 2021 Plan, the Company ceased issuing awards under its 2019 Equity Incentive Plan (the "2019 Plan"). Following the closing of the Business Combination, the Company assumed the outstanding stock options under the 2019 Plan and converted such stock options into options to purchase the Company's common stock. Such stock options will continue to be governed by the terms of the 2019 Plan and the stock option agreements thereunder, until such outstanding options are exercised or until they terminate or expire.

Employee Stock Purchase Plan

In August 2021, the Company adopted the 2021 Employee Stock Purchase Plan (the "ESPP"), which became effective immediately upon the closing of the Business Combination. The ESPP permits eligible employees to purchase shares of Class A common stock at a price equal to 85% of the lower of the fair market value of Class A common stock on the first day of an offering or on the date of purchase. The maximum number of shares of Class A common stock that may be issued under the ESPP will not exceed 4,969,059 shares. Additionally, the number of shares of Class A common stock reserved for issuance under the ESPP will automatically increase on January 1st of each year, beginning on January 1, 2022 and continuing through and including January 1, 2031, by the lesser of (i) 1.0% of the total number of shares of Class A common stock outstanding on December 31st of the preceding calendar year; (ii) 9,938,118 shares of Class A common stock; or (iii) such lesser number of shares of the Company as determined by the board of directors. In accordance therewith, the number of shares of Class A common stock reserved for issuance under the ESPP increased by 1,627,895 on January 1, 2022.

The Company currently offers six-month offering periods, and at the end of each offering period, which occurs every six months on May 31 and November 30, employees can elect to purchase shares of the Company's Class A common stock with contributions of up to 15% of their base pay, accumulated via payroll deductions, subject to certain limitations.

The Company uses the Black-Scholes option pricing model to calculate the grant date fair value of each award granted under the ESPP. The following table sets forth the key assumptions and fair value results for each award granted in the Company's first offering period under the ESPP, which started on December 1, 2022:

	December 1, 2022
Stock price	$ 2.58
Risk-free interest rate	4.65 %
Term (in years)	0.50
Volatility	87.00 %
Dividend yield	0.00 %
Grant date fair value per share	$ 1.00

During the year ended December 31, 2022, the Company recognized stock-based compensation expense of $0.1 million for the awards granted under the ESPP. There were no ESPP offerings for the year ended December 31, 2021.

As of December 31, 2022, the total remaining stock-based compensation expense was $0.5 million for the awards granted under the ESPP, which is expected to be recognized over the current six-month offering period until May 31, 2023.

Quarterly Equity Awards

Subject to the achievement of certain performance goals established by the Company from time to time, the Company's employees are eligible to receive an annual incentive bonus that will entitle them to a quarterly grant of a number of restricted stock units ("RSUs") determined by dividing 25% of the annual bonus target amount by the closing price of the Company's Class A common stock on the date of grant. The RSUs will be fully vested on the date of grant. Furthermore, all the quarterly equity awards are contingent and issued only upon approval by the Company's board of directors. During the year ended December 31, 2022, the Company recognized stock-based compensation expense of $9.5 million related to these quarterly equity awards. There were no quarterly equity awards granted for the year ended December 31, 2021.

Stock Options

A summary of the Company's stock option activity is as follows:

	Number of Shares		Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)		Aggregate Intrinsic Value (In millions)
Outstanding as of January 1, 2022	9,444,221	$	0.12	8.66	$	55.9
Exercised	(3,644,154)		0.12			12.8
Expired/forfeited	(464,093)		0.11			
Outstanding as of December 31, 2022	5,335,974		0.12	7.66		9.4
Exercisable as of December 31, 2022	1,080,723	$	0.13	7.77	$	1.9
Vested and expected to vest as of December 31, 2022	5,335,974		0.12	7.66		9.4

There were no options granted for the year ended December 31, 2022. During the year ended December 31, 2021, the Company granted 1,277,622 incentive and non-statutory stock options under the 2019 Plan.

Determination of Fair Value

The assumptions used in the Black-Scholes option pricing model to estimate the fair value of the stock options granted during the year of December 31, 2021 are provided in the following table:

	December 31, 2021
Risk-free interest rate:	
Employee stock options	0.62 %
Non-employee stock options	1.08 %
Expected term (in years):	
Employee stock options	6.32
Non-employee stock options	10.00
Expected volatility:	
Employee stock options	87.94 %
Non-employee stock options	88.03 %
Dividend yield:	
Employee stock options	0.00 %
Non-employee stock options	0.00 %
Grant date fair value per share:	
Employee stock options	$ 13.65
Non-employee stock options	$ 13.68

The Company recognized stock-based compensation expense of $3.8 million and $3.9 million for stock options for the years ended December 31, 2022 and 2021, respectively.

As of December 31, 2022, the total remaining stock-based compensation expense for unvested stock options was $8.7 million, which is expected to be recognized over a weighted-average period of 1.1 years.

Restricted Stock Units

A summary of the Company's restricted stock activity is as follows:

	Number of Shares	Weighted Average Grant Price
Outstanding as of January 1, 2022	36,249,396	$ 6.53
Granted	13,710,027	3.35
Vested	(5,269,553)	4.78
Forfeited	(1,543,238)	6.79
Outstanding as of December 31, 2022	43,146,632	5.72

During the year ended December 31, 2022, the Company granted 9,692,806 RSUs under the 2021 Plan and the Amended and Restated 2021 Plan. The RSUs generally vest over a three- or four-year period with a straight-line vesting and a 33% or 25% one-year cliff and remain subject to forfeiture if vesting conditions are not met. Upon vesting, RSUs are settled in Class A common stock on a one-for-one basis. The shares of Class A common stock underlying RSU grants are not issued and outstanding until the applicable vesting date.

During the year ended December 31, 2022, the Company granted 1,865,582 RSUs under the Amended and Restated 2021 Plan, representing the quarterly equity awards for the Company's first three fiscal quarters of 2022. The RSUs were fully vested on the date of grant and settled in Class A common stock on a one-for-one basis.

In addition, in July 2022, the Company granted 2,151,639 RSUs under the Amended and Restated 2021 Plan. The RSUs vest over three and a half years with a straight-line vesting and remain subject to forfeiture if vesting conditions are not met.

Upon vesting, RSUs are settled in Class A common stock on a one-for-one basis. The shares of Class A common stock underlying RSU grants are not issued and outstanding until the applicable vesting date.

During the year ended December 31, 2021, the Company granted 6,265,293 RSUs under the 2021 Plan. The RSUs generally vest over a three or four-year period with a straight-line vesting and a 33% or 25% one-year cliff and remain subject to forfeiture if vesting conditions are not met. Upon vesting, RSUs are settled in Class A common stock on a one-for-one basis. The shares of Class A common stock underlying this grant are not issued and outstanding until the applicable vesting date.

Immediately prior to closing of the Business Combination, each of the Company's founders was granted 20,009,224 RSUs under the 2019 Plan pursuant to the terms and conditions of the Business Combination Agreement. Considering each of the founder's existing equity ownership and assuming the Founder Grants fully vest, it would result in each of the founders owning approximately 18% of all outstanding shares of the Total Outstanding Capitalization of the Company (as defined in the Business Combination Agreement). One-quarter of each Founder Grant vests upon the achievement of the earlier to occur of (i) a price-based milestone or (ii) a performance-based milestone, with a different set of such price and performance-based milestones applying to each quarter of each Founder Grant and so long as the achievement occurs within seven years following the closing of the Business Combination.

The Company accounts for the Founder Grants as four separate tranches, with each tranche consisting of two award grants, a performance award grant and market award grant. Each tranche vests when either the market condition or performance condition is satisfied (only one condition is satisfied). The Company determined the fair value of the performance award by utilizing the trading price on the Closing Date. When the applicable performance milestone is deemed probable of being achieved, the Company will recognize compensation expense for the portion earned to date over the requisite period. For the market award, the Company determined both the fair value and derived service period using a Monte Carlo simulation model on the Closing Date. The Company will recognize compensation expense for the market award on a straight-line basis over the derived service period. If the applicable performance condition is not probable of being achieved, compensation cost for the value of the award incorporating the market condition is recognized, so long as the requisite service is provided. If the performance milestone becomes probable of being achieved, the full fair value of the award will be recognized, and any remaining expense for the market award will be cancelled.

The following assumptions were used to estimate the fair value, using the Monte Carlo simulation, of the market award grant:

	September 16, 2021
Stock price	$ 9.92
Term (in years)	7
Volatility	55.00 %
Risk-free interest rate	1.13 %
Dividend yield	0.00 %

One-quarter of each Founder Grant, totaling 5,002,306 shares each of Class B common stock, vested immediately prior to the Closing Date pursuant to the terms and conditions of the Business Combination Agreement.

On April 14, 2022, the vested 5,002,306 shares of Class B common stock of Brett Adcock, the Company's co-founder and former co-CEO, were cancelled. Following the separation of Mr. Adcock from the Company on April 13, 2022 (the "Separation Date"), Mr. Adcock's unvested 15,006,918 shares of Class B common stock for the remaining three tranches remain outstanding and eligible for vesting upon the achievement of the milestones as described above for 15 months from the Separation Date pursuant to the original terms of the Founder Grants.

For the year ended December 31, 2022, the Company recorded $64.9 million of stock-based compensation expense for the amortized portion of the market award for the remaining three tranches in general and administrative expenses in the consolidated statements of operations. For the year ended December 31, 2021, the Company recorded $118.1 million of stock-based compensation expense for the vesting of the first tranche and the amortized portion of the market award for the remaining three tranches in general and administrative expenses in the consolidated statements of operations.

For the years ended December 31, 2022 and 2021, the Company recorded $22.8 million and $1.6 million of stock-based compensation expense, respectively, related to RSUs (excluding the Founder Grants).

As of December 31, 2022, the total remaining stock-based compensation expense for unvested RSUs (including the Founder Grants) was $263.2 million, which is expected to be recognized over a weighted-average period of 1.6 years.

The Company records stock-based compensation expense for stock-based compensation awards based on the fair value on the date of grant. The stock-based compensation expense is recognized ratably over the course of the requisite service period.

The Company has elected to account for forfeitures as they occur and will record stock-based compensation expense assuming all stockholders will complete the requisite service period. If an employee forfeits an award because they fail to complete the requisite service period, the Company will reverse stock-based compensation expense previously recognized in the period the award is forfeited.

The following table presents stock-based compensation expense included in each respective expense category in the consolidated statements of operations (in millions):

	Year Ended December 31,			
	2022		**2021**	
Research and development	$	26.1	$	3.7
General and administrative		76.7		119.9
Total stock-based compensation expense	$	102.8	$	123.6

Warrants

A summary of the Company's warrant activity is as follows:

	Number of Shares		Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)		Aggregate Intrinsic Value (In millions)
Outstanding as of January 1, 2022	8,644,932	$	0.01	8.87	$	52.1
Issued	91,667		0.01			
Outstanding as of December 31, 2022	8,736,599		0.01	7.84		16.3
Vested as of December 31, 2022	3,576,981	$	0.01	4.59	$	6.7

United Airlines

On January 29, 2021, the Company entered into the United Purchase Agreement, United Collaboration Agreement, and United Warrant Agreement. Under the terms of the United Purchase Agreement, United has a conditional purchase order for up to 200 of the Company's aircraft, with an option to purchase an additional 100 aircraft. Those purchases are conditioned upon the Company meeting certain conditions that include, but are not limited to, the certification of the Company's aircraft by the FAA and further negotiation and reaching of mutual agreement on certain material terms related to the purchases. The Company issued 14,741,764 warrants to United to purchase shares of the Company's Class A common stock. Each warrant provides United with the right to purchase one share of the Company's Class A common stock at an exercise price of $0.01 per share. The warrants were initially expected to vest in four installments in accordance with the following milestones: the execution of the United Purchase Agreement and the United Collaboration Agreements, the completion of the Business Combination, the certification of the aircraft by the FAA, and the sale of aircraft to United.

On August 9, 2022, the Company entered into Amendment No. 1 to the United Purchase Agreement (the "Amended United Purchase Agreement") and Amendment No. 1 to the United Warrant Agreement (the "Amended United Warrant Agreement"). In association with the Amended United Purchase Agreement, the Company received a $10.0 million pre-delivery payment from United for 100 of the Company's aircraft (the "Pre-Delivery Payment"), which was recognized as a contract liability in

other long-term liabilities in the Company's consolidated condensed balance sheets. Pursuant to the Amended United Warrant Agreement, the vesting condition of the fourth milestone of the United Warrant Agreement was modified, and the warrants now vest in four installments in accordance with the following sub-milestones: (i) 737,088 warrants vested upon receipt by the Company of the Pre-Delivery Payment on August 9, 2022; (ii) 2,211,264 warrants shall vest on February 9, 2023 upon the six-month anniversary of the amendment date; (iii) 3,685.45 warrants shall vest upon the acceptance and delivery of each of the Company's 160 aircraft; and (iv) 22,112.65 warrants shall vest upon the acceptance and delivery of each of the Company's 40 aircraft.

The Company determined that as a result of the relationship established by signing the United Purchase Agreement, United is a customer with the intention of obtaining the output of the Company's ordinary activities (design and production of aircraft). United has not contracted to share in the risks and benefits of development of the aircraft, and United is not otherwise involved in the development of the aircraft. As a result, the Company accounts for the United Purchase Agreement (including the subsequent amendment) and the United Collaboration Agreements under ASC 606, *Revenue from Contracts with Customers*. The Company identified the sale of each aircraft ordered by United as a separate performance obligation in the contract. As the performance obligations have not been satisfied, the Company has not recognized any revenue as of December 31, 2022.

With respect to the warrant vesting milestones outlined above, the Company accounts for them as consideration payable to a customer under ASC 606 related to the future purchase of aircraft by United. The Company determined that the warrants are classified as equity awards based on the criteria of ASC 480, *Distinguishing Liabilities from Equity* and ASC 718. Pursuant to ASC 718, the Company measured the grant date fair value of the warrants to be recognized upon the achievement of each of the original four milestones and the vesting of the related warrants.

On January 29, 2021, a valuation of the Company's common stock was performed, valuing the Company's common stock at $13.35 per share. The value of the common stock was determined using a hybrid approach of the OPM and PWERM, with the PWERM weighted at 80% primarily based on management's expectation of the planned merger as described in Note 1 and the OPM weighted at 20% due to uncertainties in the timing of other possible scenarios. The Company used the OPM to allocate value in a stay private scenario. Given the $0.01 exercise price, each warrant also had a fair value of $13.35 at the grant date.

Pursuant to ASC 606, consideration payable to the customer is generally accounted for as a reduction to revenue and recorded at the later of when (i) the entity recognizes revenue for the transfer of related goods, or (ii) the entity pays the consideration. Due to the nature of the warrant vesting milestones, and the Company's unique circumstances upon the actual or anticipated vesting dates as described below, the recognition pattern and cost presentation of each will differ. For the first milestone, issuance of the warrant in conjunction with the execution of the United Purchase Agreement and the United Collaboration Agreements, the Company recorded the grant date fair value of the respective warrant tranche at the vesting date upon satisfaction of the milestone, and the related costs were recorded in other warrant expense in the consolidated statements of operations due to the absence of historical or probable future revenue. For the second milestone, the completion of the Business Combination, the related costs were also recorded in other warrant expense in the consolidated statements of operations due to the absence of historical or probable future revenue. For the third milestone, the certification of the aircraft by the FAA, the Company will assess whether it is probable that the award will vest at the end of every reporting period. If and when the award is deemed probable of vesting, the Company will begin capitalizing the grant date fair value of the associated warrants as an asset through the vesting date and subsequently amortize the asset as a reduction to revenue as it sells the aircraft to United.

For the original fourth milestone, the sale of aircraft to United, the Company was initially expected to record the cost associated with the vesting of each portion of warrants within this milestone as a reduction of the transaction price as revenue is recognized for each sale of the aircraft. In connection with the Amended United Warrant Agreement, the Company evaluated the accounting implications associated with the amendment to the fourth milestone in accordance with ASC 606 and ASC 718. For the first sub-milestone, the receipt of the Pre-Delivery Payment, the Company accounted for it as a modification under ASC 718 and recorded the modification date fair value of the associated warrants in other warrant expense upon satisfaction of the sub-milestone on August 9, 2022. For the second sub-milestone, the vesting of warrants on February 9, 2023, the Company accounted for it as a modification under ASC 718 and will record the modification date fair value of the associated warrants in other warrant expense on a straight-line basis over six months following the amendment date. The modification date fair value of each warrant associated with the first and second sub-milestones was determined to be $4.37, which was the closing price of the Company's Class A common stock on August 9, 2022. For the third and fourth sub-milestones, the sale of 160 aircraft and 40 aircraft, respectively, the Company determined that the amendment does not represent a modification under ASC 718. The

Company will record the cost associated with the vesting of each portion of the associated warrants as a reduction of the transaction price based on the original grant date fair value as revenue is recognized for each sale of the aircraft.

For the year ended December 31, 2022, the Company recorded $10.8 million in other warrant expense in the consolidated statements of operations related to the first two sub-milestones under the fourth milestone, and a total of 737,088 warrants vested from achievement of the first sub-milestone under the fourth milestone.

For the year ended December 31, 2021, the Company recorded $117.3 million in other warrant expense in the consolidated statements of operations related to the achievement of the first two milestones. A total of 8,845,058 warrants vested from achievement of the first two milestones and were exercised during the year ended December 31, 2021.

FCA US LLC

On November 6, 2020, the Company entered into a collaboration agreement with FCA US LLC ("FCA") (the "FCA Collaboration Agreement"), in which both parties agreed to work together to complete a series of fixed duration collaboration projects related to the Company's ongoing efforts to design, develop, and bring up production capabilities for its aircraft. In conjunction with the FCA Collaboration Agreement, the Company issued a warrant to FCA on November 6, 2020, in which FCA has the right to purchase up to 1,671,202 shares of the Company's Class A common stock at an exercise price of $0.01 per share. The Company performed a valuation and determined each warrant had a fair value of $0.15 per share at the grant date. Shares under the warrant vest based on the completion of specific aircraft development milestones identified under the FCA Collaboration Agreement.

As the Company is currently in pre-revenue stage and is not generating any revenue from the FCA Collaboration Agreement, all costs incurred with third parties are recorded based on the nature of the cost incurred. The Company accounts for the warrant in accordance with ASC 718. The Company assessed whether it was probable that the award vested for each of the seven milestones at the end of every reporting period. If and when the award was deemed probable of vesting, the Company recognized compensation expense for the portion of the grant determined probable of vesting on a straight-line basis over the duration of each milestone. If services had been provided by FCA prior to management determining the milestone was probable of being achieved, a cumulative catch-up adjustment was recorded for services performed in prior periods. During the years ended December 31, 2022 and 2021, the Company recorded $0.1 million and $0.2 million of R&D expense, respectively, in the consolidated statements of operations related to the completion of certain milestones. As of December 31, 2022, all of the seven milestones have been completed, amounting to 1,671,202 shares that have vested.

FCA Italy S.p.A.

On July 19, 2021, the Company entered into a manufacturing consulting agreement with an affiliate of FCA, FCA Italy S.p.A. ("FCA Italy") (the "Manufacturing Consulting Agreement"), in which both parties agreed to work together to complete a series of fixed duration projects to develop manufacturing and production processes in connection with the Company's ongoing efforts to bring up production capabilities for its aircraft. In conjunction with the Manufacturing Consulting Agreement, the Company issued a warrant to FCA Italy, in which FCA Italy has the right to purchase up to 1,077,024 shares of the Company's Class A common stock at an exercise price of $0.01 per share. The Company performed a valuation and determined each warrant had a fair value of $8.98 per share at the grant date. The shares underlying the warrant vest in two equal installments in accordance with two time-based milestones.

The Company accounts for the warrant in accordance with ASC 718. The Company recognized compensation cost for half of the shares that were fully vested upon execution of the Manufacturing Consulting Agreement. The Company recognized compensation cost for the remaining half of the warrant as the related services were received from FCA Italy on a straight-line basis over the service period of 12 months. During the year ended December 31, 2022, the Company recorded $2.8 million of R&D expense in the consolidated statements of operations related to services received for the second milestone. During the year ended December 31, 2021, the Company recorded $6.8 million of R&D expense in the consolidated statements of operations related to the achievement of the first milestone and services received for the second milestone. As of December 31, 2022, both of the milestones have been completed, amounting to 1,077,024 shares that have vested.

Note 11 - Income Taxes

The Company's loss before income taxes was approximately $317.3 million and $347.8 million for the years ended December 31, 2022 and 2021, respectively. The Company's loss was generated entirely in the United States.

Current income tax for the years ended December 31, 2022 and 2021 was zero. The Company did not record any deferred income tax provision for the years ended December 31, 2022 and 2021. The related increase in the deferred tax asset was offset by the increase in valuation allowance.

The following table presents the principal reasons for the difference between the effective tax rate and the federal statutory income tax rate of 21%:

	Year Ended December 31,	
	2022	2021
Federal income tax (benefit)	21.0 %	21.0 %
State and local income taxes (net of federal benefit)	2.5 %	2.6 %
Nondeductible expenses	(0.2)%	(0.2)%
Warrant expense	(0.7)%	(7.1)%
Nondeductible officers' compensation	(4.7)%	(6.9)%
Other	0.8 %	0.8 %
Credits	4.9 %	1.3 %
Change in valuation allowance	(23.6)%	(11.5)%
Effective tax rate	0.0 %	0.0 %

Differences between state statutory rate and state effective tax rate for the year ended December 31, 2022 primarily relate to the limitations imposed on certain share-based compensation under Section 162(m), R&D tax credits and an increase in the valuation allowance.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are provided below (in millions):

	As of December 31,	
	2022	2021
Deferred Tax Assets:		
Net operating loss carryforwards	$ 43.4	$ 22.4
Accrued expenses	1.5	0.7
Operating lease liabilities	3.3	1.2
Stock-based compensation	3.7	1.3
Warrants	2.5	2.0
Capitalized R&D expenses	51.7	14.9
Credits	21.1	6.1
Start-up costs	4.7	—
Other	0.9	0.1
Gross deferred tax assets	132.8	48.7
Less: valuation allowance	(129.7)	(47.1)
Deferred tax assets, net of valuation allowance	3.1	1.6
Deferred Tax Liabilities:		
Depreciation and amortization	—	(0.3)
Right-of-use assets	(3.1)	(1.3)
Total deferred tax liabilities	(3.1)	(1.6)
Total net deferred tax assets	$ —	$ —

In assessing the realizability of deferred tax assets, management considers whether it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the period in which those temporary differences become deductible. Based upon the analysis of federal and state deferred tax balances and future tax projections and the Company's lack of taxable income in the carryback period, the Company recorded a valuation allowance of $129.7 million against the federal and state deferred tax assets. The valuation allowance increased by $82.6 million during the year ended December 31, 2022, and by $39.9 million during the year ended December 31, 2021.

On August 16, 2022, the U.S. government enacted the Inflation Reduction Act of 2022. The Company does not currently expect the Inflation Reduction Act to impact its estimated effective tax rate due to a full valuation allowance against deferred tax assets.

As of December 31, 2022 and 2021, the Company has U.S. federal net operating loss ("NOL") carryforwards of $173.5 million and $81.4 million, respectively, which can be carried forward indefinitely. As of December 31, 2022 and 2021, the Company has state NOL carryforwards of $120.1 million and $76.7 million, respectively, which will both begin to expire in 2038.

In the ordinary course of its business, the Company incurs costs that, for tax purposes, are determined to be qualified R&D expenditures within the meaning of IRC §41 and are, therefore, eligible for the Increasing Research Activities credit under IRC §41. The U.S. federal R&D tax credit carryforward is $14.9 million and $3.9 million for December 31, 2022 and 2021, respectively. The U.S. federal R&D tax credit carryforward begins to expire in 2039. The state R&D tax credit carryforward is $9.3 million and $3.1 million for December 31, 2022 and 2021, respectively, which can be carried forward indefinitely.

The following table summarizes the activity related to the Company's unrecognized tax benefits during the years ended December 31, 2022 and 2021 (in millions):

Balance as of December 31, 2020	$	2.0
Increases related to current year tax positions		0.3
Decreases based on tax positions related to prior years		(2.0)
Balance as of December 31, 2021		0.3
Increases related to current year tax positions		1.2
Balance as of December 31, 2022	$	1.5

The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate as of December 31, 2022 and 2021 is zero due to the valuation allowance that would otherwise be recorded on the deferred tax asset associated with the recognized position. During the years ended December 31, 2022 and 2021, the Company recognized no interest and penalties related to uncertain tax positions. It is not expected that there will be a significant change in uncertain tax positions in the next 12 months.

In accordance with Section 382 and Section 383 of the Internal Revenue Code of 1986, as amended (the "Code"), a corporation that undergoes an "ownership change" (generally defined as a cumulative change of more than 50% in the equity ownership of certain stockholders over a rolling three-year period) is subject to limitations on its ability to utilize its pre-change NOLs and R&D tax credits to offset post-change taxable income and post-change tax liabilities, respectively. The Company's existing NOLs and R&D credits may be subject to limitations arising from previous ownership changes, and the ability to utilize NOLs could be further limited by Section 382 and Section 383 of the Code. In addition, future changes in the Company's stock ownership, some of which may be outside of the Company's control, could result in an ownership change under Section 382 and Section 383 of the Code. The amount of such limitations, if any, has not been determined.

The Company is subject to taxation and files income tax returns with the U.S. federal government and the states of California and Florida. The tax years ended December 31, 2018 through December 31, 2021 remain open to examination for federal purposes, and the tax years ended December 31, 2018 through December 31, 2021 remain open to examination for state purposes. In addition, the utilization of NOL and R&D credit carryforwards is subject to federal and state review for the periods in which those net losses were incurred. The Company is not under audit by any tax jurisdictions at this time.

Note 12 - 401(k) Savings Plan

The Company maintains a 401(k) savings plan for the benefit of its employees. The Company makes matching contributions equal to 50% of each employee contribution, subject to the maximum amount established by the Internal Revenue Service. All current employees are eligible to participate in the 401(k) savings plan. The Company's matching contributions were $2.1 million and $0.8 million for the years ended December 31, 2022 and 2021, respectively.

Note 13 - Liability Classified Warrants

As of December 31, 2022, there were 17,398,947 public warrants outstanding. Public warrants may only be exercised for a whole number of shares. No fractional shares are issued upon exercise of the public warrants. The public warrants became exercisable on October 30, 2021, 12 months after the closing of the initial public offering of Atlas. The public warrants will expire five years from the consummation of the Business Combination or earlier upon redemption or liquidation.

Once the public warrants become exercisable, the Company may redeem the public warrants for redemption:

- in whole and not in part;

- at a price of $0.01 per public warrant;

- upon not less than 30 days' prior written notice of redemption to each warrant holder; and

- if, and only if, the closing price of the Class A common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day

period commencing after the warrants become exercisable and ending three business days before the Company sends the notice of redemption to the warrant holders.

If and when the warrants become redeemable by the Company, the Company may exercise its redemption right even if the Company is unable to register or qualify the underlying securities for sale under all applicable state securities laws.

Each public warrant entitles the registered holder to purchase one share of Class A common stock at a price of $11.50 per share. The exercise price and number of Class A common stock issuable upon exercise of the public warrants may be adjusted in certain circumstances including in the event of a share dividend, extraordinary dividend or recapitalization, reorganization, merger, or consolidation. The public warrants will not be adjusted for issuances of Class A common stock at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the public warrants.

As of December 31, 2022, there were 8,000,000 private placement warrants outstanding. The private placement warrants are identical to the public warrants underlying the shares sold in the initial public offering of Atlas, except that the private placement warrants and the shares of Class A common stock issuable upon the exercise of the private placement warrants became transferable, assignable, and salable as of October 16, 2021, 30 days after the completion of the Business Combination, subject to certain limited exceptions. Additionally, the private placement warrants will be exercisable on a cashless basis and will be non-redeemable so long as they are held by the initial purchasers or their permitted transferees. If the private placement warrants are held by someone other than the initial purchasers or their permitted transferees, the private placement warrants will be redeemable by the Company and exercisable by such holders on the same basis as the public warrants.

Note 14 - Subsequent Events

The Company evaluated subsequent events and transactions that occurred after the balance sheet date through the date of the issuance of these consolidated financial statements. Other than as described below, the Company did not identify any subsequent events that would have required adjustment or disclosure in the consolidated financial statements.

On January 3, 2023, the Company entered into a manufacturing collaboration agreement with Stellantis N.V. ("Stellantis"), pursuant to which the Company and Stellantis will collaborate on the development and implementation of the Company's manufacturing operations for the production of its eVTOL aircraft products (the "Stellantis Collaboration Agreement"). In connection with the Stellantis Collaboration Agreement, the Company entered into a forward purchase agreement (the "Stellantis Forward Purchase Agreement") and a warrant agreement (the "Stellantis Warrant Agreement") with Stellantis on January 3, 2023. Under the terms of the Stellantis Forward Purchase Agreement, the Company may elect, in the Company's sole discretion, to issue and sell to Stellantis up to $150.0 million of shares of the Company's Class A common stock, following the satisfaction of certain Milestones (as defined in the Stellantis Forward Purchase Agreement) and pursuant to the terms and conditions of the Stellantis Forward Purchase Agreement. Under the terms of the Stellantis Warrant Agreement, Stellantis is entitled to purchase up to 15.0 million of shares of the Company's Class A common stock, at an exercise price of $0.01 per share (the "Stellantis Warrant"). The Stellantis Warrant Agreement provides that the warrant will become vested and exercisable in three separate tranches upon either (i) the performance by Stellantis of certain undertakings set forth in the Stellantis Collaboration Agreement or (ii) the VWAP (as defined in the Stellantis Warrant Agreement) for the Class A common stock exceeding certain specified amounts. In addition, a member of the Company's board of directors is also an executive at Stellantis.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Limitations on Effectiveness of Controls and Procedures

In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints and that management is required to apply judgment in evaluating the benefits of possible controls and procedures relative to their costs.

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated, as of the end of the period covered by this Annual Report, the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as required by Rules 13a-15(b) and 15d-15(b) of the Exchange Act. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2022, our disclosure controls and procedures were ineffective, due to the material weaknesses described below.

However, after giving full consideration to these material weaknesses, and the additional analyses and other procedures that we performed to ensure that our consolidated financial statements included in this Annual Report were prepared in accordance with U.S. GAAP, our management has concluded that our consolidated financial statements included in this Annual Report fairly present, in all material respects, our financial position, results of operations, and cash flows for the periods presented.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act). Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, conducted an assessment of the effectiveness of our internal control over financial reporting based on the criteria set forth in the *Internal Control—Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the assessment, management concluded that our internal control over financial reporting was ineffective as of December 31, 2022, due to the material weaknesses described below.

Material Weaknesses in Internal Control over Financial Reporting

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

In connection with the preparation and audit of our financial statements for the year ended December 31, 2020, we identified certain control deficiencies in the design and operation of our internal control over financial reporting that constituted material weaknesses. The material weaknesses are:

- We did not design and maintain an effective control environment commensurate with our financial reporting requirements. We lacked a sufficient number of trained professionals with (i) an appropriate level of accounting knowledge, training and experience to appropriately analyze, record and disclose accounting matters timely and accurately, and (ii) an appropriate level of knowledge and experience to establish effective processes and controls. Additionally, the limited personnel resulted in an inability to consistently establish appropriate authorities and responsibilities in pursuit of financial reporting objectives, as demonstrated by, among other things, insufficient segregation of duties in our finance and accounting functions.

The material weakness in the control environment contributed to the following additional material weaknesses:

- We did not design and maintain an effective risk assessment process at a precise enough level to identify new and evolving risks of material misstatement in our financial statements. Specifically, changes to existing controls or the implementation of new controls have not been sufficient to respond to changes to the risks of material misstatement to financial reporting.

- We did not design and maintain formal accounting policies, procedures and controls to achieve complete, accurate and timely financial accounting, reporting and disclosures, including controls over the preparation and review of business performance reviews, account reconciliations and journal entries.

- We did not design and maintain effective controls over IT general controls for information systems that are relevant to the preparation of our financial statements. Specifically, we did not design and maintain:

  - user access controls to ensure appropriate segregation of duties and that adequately restrict user and privileged access to financial applications, programs, and data to appropriate company personnel;

  - program change management controls to ensure that IT program and data changes affecting financial IT applications and underlying accounting records are identified, tested, authorized, and implemented appropriately; and

  - computer operations controls to ensure that data backups are authorized and monitored.

These material weaknesses resulted in a revision to our consolidated condensed financial statements for the period ended March 31, 2021 to reclassify certain costs within operating expenses from research and development expense to other warrant expense and immaterial errors to our previously issued consolidated financial statements which were corrected in the consolidated financial statements as of and for the year ended December 31, 2022. Additionally, each of these material weaknesses could result in a misstatement of substantially all of our accounts or disclosures that would result in a material misstatement to the annual or interim financial statements that would not be prevented or detected.

Remediation Measures

We are taking the steps we believe are necessary to remediate these material weaknesses to comply with the rules and regulations of the SEC regarding compliance with Section 404(a) of the Sarbanes-Oxley Act. Management, with the participation of the Audit Committee and the Board of Directors, is engaged in remediation activities to address the material weaknesses described above. Those remediation measures are ongoing and include the following:

- We prepared a remediation plan for each of the material weaknesses and trained process owners, developed new controls, enhanced existing controls and evaluated process adoption, and are monitoring results;

- We hired a new Chief Financial Officer in February 2022 and have hired and plan to continue to hire additional accounting, human resources and payroll, and IT personnel to bolster our accounting and IT capabilities and capacity, and to establish and maintain our internal controls;

- We have implemented and continue to implement controls to formalize roles and review responsibilities that align with our team's skills and experience and to ensure segregation of duties;

- We engaged third-party professionals to design and implement a formal risk assessment process and identified and evaluated changes in our internal controls;

- We have implemented formal processes, policies, and procedures supporting our financial close process, including establishing and reviewing thresholds for business performance reviews, formalizing procedures over the review of financial statements, and creation of standard balance sheet reconciliation templates and journal entry controls;

- We continue to design and implement IT general controls, including controls over the review and updating of user access rights and privileges and implementing more robust IT policies and procedures over change management, data backup authorization and computer operations; and

- We implemented a new enterprise resource planning ("ERP") system in February 2023 that is expected to be capable of automating some of our manual financial reporting processes, enhancing our information technology control environment, and mitigating some of the internal control gaps and limitations that cannot be addressed by our current system.

We believe we are making progress toward achieving the effectiveness of our internal control over financial reporting and disclosure controls and procedures. The actions that we are taking are subject to ongoing senior management review, as well as Audit Committee oversight. We will not be able to conclude whether the steps we are taking will fully remediate these material weaknesses in our internal control over financial reporting until we have completed our remediation efforts including evaluation of their ongoing effectiveness for a sufficient period of time. We may also conclude that additional measures may be required to remediate the material weaknesses in our internal control over financial reporting, which may necessitate additional implementation and evaluation time. We will continue to assess the effectiveness of our internal control over financial reporting and take steps to remediate the known material weaknesses expeditiously.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the quarter ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

None.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Part III

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this item is incorporated herein by reference to our Proxy Statement with respect to our 2023 Annual Meeting of Stockholders (the "2023 Proxy Statement") to be filed with the SEC within 120 days of the end of the fiscal year covered by this Annual Report.

Item 11. Executive Compensation

The information required by this item is incorporated herein by reference to our 2023 Proxy Statement, and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item is incorporated herein by reference to our 2023 Proxy Statement, and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this item is incorporated herein by reference to our 2023 Proxy Statement, and is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

The information required by this item is incorporated herein by reference to our 2023 Proxy Statement, and is incorporated herein by reference.

Part IV

Item 15. Exhibits and Financial Statement Schedules

(a) The following documents are filed as part of this Annual Report:

      1.   Financial Statements

See Index to Consolidated Financial Statements under Part II, Item 8 of this Annual Report.

      2.   Financial Statement Schedules

Schedules not listed above have been omitted because they are not required, not applicable, or the required information is otherwise included.

(b) Exhibits

The exhibits listed below are filed as part of this Annual Report or are incorporated by reference as indicated.

Exhibit	Description
2.1††	Amended and Restated Business Combination Agreement, dated as of July 29, 2021, by and among Atlas Crest Investment Corp., Artemis Acquisition Sub Inc. and Archer (incorporated by reference to Exhibit 2.1 to Form 8-K (File No. 001-39668), filed July 29, 2021)
3.1	Amended and Restated Certificate of Incorporation of Archer (incorporated by reference to Exhibit 3.1 to Form 8-K (File No. 001-39668), filed September 22, 2021)
3.2	Amended and Restated Bylaws of Archer (incorporated by reference to Exhibit 3.1 to Form 8-K (File No. 001-39668), filed February 7, 2023)
4.1*	Description of Archer's Securities
4.2	Warrant Agreement, dated October 27, 2020, by and between Legacy Archer and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.1 to Form 8-K (File No. 001-39668), filed November 2, 2020)
10.1	Form of Subscription Agreement (incorporated by reference to Exhibit 10.2 to Form 8-K (File No. 001-39668), filed February 10, 2021)
10.2	Amended and Restated Sponsor Letter Agreement, dated as of July 29, 2021, by and among Atlas Crest Investment Corp., Atlas Crest Investment LLC, Legacy Archer, and the individuals named therein (incorporated by reference to Annex D-2 to Registration Statement on Form S-4 (File No. 333-254007), filed August 3, 2021)
10.3†	Archer 2019 Equity Incentive Plan (incorporated by reference to Exhibit 10.5 to Form 8-K (File No. 001-39668), filed September 22, 2021)
10.4†	Form of Stock Option Grant Package under Archer 2019 Equity Incentive Plan (incorporated by reference to Exhibit 10.6 to Form 8-K (File No. 001-39668), filed September 22, 2021)
10.5†	Form of RSU Grant Package under Archer 2019 Equity Incentive Plan (incorporated by reference to Exhibit 10.7 to Form 8-K (File No. 001-39668), filed September 22, 2021)
10.6†	Archer Amended and Restated 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to Form 8-K (File No. 001-39668), filed June 15, 2022)
10.7†	Form of Stock Option Grant Package under Archer 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.9 to Form 8-K (File No. 001-39668), filed September 22, 2021)
10.8†	Form of RSU Grant Package under Archer 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.10 to Form 8-K (File No. 001-39668), filed September 22, 2021)
10.9†	Form of Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.11 to Form 8-K (File No. 001-39668), filed September 22, 2021)
10.10†	Archer Director Equity Deferral Plan (incorporated by reference to Exhibit 10.2 to Form 10-Q (File No. 001-39668), filed August 10, 2022)

Exhibit	Description
10.11†	Form of Irrevocable Deferral Election under Archer Director Equity Deferral Plan (incorporated by reference to Exhibit 10.3 to Form 10-Q (File No. 001-39668), filed August 10, 2022)
10.12†	Offer Letter, dated September 16, 2021, by and between Archer and Brett Adcock (incorporated by reference to Exhibit 10.12 to Form 8-K (File No. 001-39668), filed September 22, 2021)
10.13†	Separation Agreement of Brett Adcock, dated April 28, 2022 (incorporated by reference to Exhibit 10.1 to Form 8-K (File No. 001-39668) filed April 29, 2022)
10.14†	Offer Letter, dated September 16, 2021, by and between Archer and Adam Goldstein (incorporated by reference to Exhibit 10.13 to Form 8-K (File No. 001-39668), filed September 22, 2021)
10.15†	Offer Letter, dated November 19, 2019, by and between Legacy Archer and Tom Muniz (incorporated by reference to Exhibit 10.19 to Registration Statement on Form S-4 (File No. 333-254007) filed August 10, 2021)
10.16†	Offer Letter, dated January 16, 2022, by and between Mark Mesler and Archer (incorporated by reference to Exhibit 10.4 to Form 10-Q (File No. 001-39668) filed May 12, 2022)
10.17†*	Offer Letter, dated May 28, 2021, by and between Tosha Perkins and Archer
10.18	Sublease Agreement, dated July 1, 2020, by and between Aurora Innovation, Inc. and Legacy Archer (incorporated by reference to Exhibit 10.12 to Registration Statement on S-4 (File No. 333-254007), filed August 10, 2021)
10.19	Lease Agreement, dated December 11, 2020, by and between Jack Dymond Lathing Co. and Legacy Archer (incorporated by reference to Exhibit 10.13 to Registration Statement on S-4 (File No. 333-254007), filed August 10, 2021)
10.20	Sublease Agreement, dated March 1, 2020, by and between Delta Mike Enterprises, LLC and Legacy Archer (incorporated by reference to Exhibit 10.14 to Registration Statement on S-4 (File No. 333-254007), filed August 10, 2021)
10.21	Lease Agreement, dated April 14, 2021, by and between NC Investments, LLC and Legacy Archer (incorporated by reference to Exhibit 10.15 to Registration Statement on S-4 (File No. 333-254007), filed August 10, 2021)
10.22††	Sublease Agreement, dated January 14, 2022, between Forescout Technologies, Inc. and Archer (incorporated by reference to Exhibit 10.2 to Form 10-Q (File No. 001-39668) filed May 12, 2022)
10.23††	Lease Agreement, dated March 9, 2022, between SIR Properties Trust and Archer (incorporated by reference to Exhibit 10.5 to Form 10-Q (File No. 001-39668) filed May 12, 2022)
10.24	Storage/R&D Space License Agreement, dated March 15, 2021, by and between J.V. Lewis Enterprises, Inc. and Legacy Archer (incorporated by reference to Exhibit 10.16 to Registration Statement on S-4 (File No. 333-254007), filed August 10, 2021)
10.25	Warrant to Purchase Shares, dated as of November 6, 2020, by and among FCA US LLC and Legacy Archer (incorporated by reference to Exhibit 10.8 to Registration Statement on S-4 (File No. 333-254007), filed August 10, 2021)
10.26	Warrant to Purchase Shares, dated as of January 29, 2021, by and among United Airlines, Inc. and Archer (incorporated by reference to Exhibit 10.21 to Form 10-K (File No. 001-39668), filed March 14, 2022)
10.27	Amendment No. 1 to Warrant to Purchase Shares, dated August 9, 2022, by and among United Airlines, Inc. and Archer (incorporated by reference to Exhibit 10.1 to form 10-Q (File No. 001-39668), filed November 10, 2022)
10.28	Warrant to Purchase Shares, dated as of February 26, 2021, by and among Mesa Air Group, Inc. and Legacy Archer (incorporated by reference to Exhibit 10.11 to Registration Statement on S-4 (File No. 333-254007), filed August 10, 2021)
10.29	Warrant to Purchase Shares, dated as of July 19, 2021, by and between FCA Italy, S.p.A. and Legacy Archer (incorporated by reference to Exhibit 10.23 to Form 10-K (File No. 001-39668), filed March 14, 2022)
10.30	Form of Subscription Agreement (incorporated by reference to Exhibit 10.2 to Form 8-K (File No. 001-39668), filed February 10, 2021)
10.31	Amended and Restated Registration Rights Agreement, by and between Archer and certain stockholders, dated September 16, 2021 (incorporated by reference to Exhibit 10.2 to Form 8-K (File No. 001-39668), filed September 22, 2021)

Exhibit	Description
10.32	Loan and Security Agreement, dated July 9, 2021, by and among Silicon Valley Bank, in its capacity as administrative agent and collateral agent, Silicon Valley Bank and SVB Innovation Credit Fund VIII, L.P., as lenders, and Legacy Archer (incorporated by reference to Exhibit 10.10 to Registration Statement on Form S-4 (File No. 333-254007), filed August 3, 2021)
10.33†	Form of Indemnity Agreement (incorporated by reference to Exhibit 10.26 to Form 8-K (File No. 001-39668), filed September 22, 2021)
10.34†	Form of Change in Control and Severance Agreement (incorporated by reference to Exhibit 10.1 to Form 10-Q (File No. 001-39668) filed May 12, 2022)
10.35	Form of Transaction Support Agreement (incorporated by reference to Annex E to Registration Statement on Form S-4 (File No. 333-254007), filed March 8, 2021)
21.1*	List of Subsidiaries
23.1*	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm
24.1*	Power of Attorney (reference is made to the signature page thereto)
31.1*	Certification of Principal Executive Officer pursuant to Rules 13a-14(a) and 15d-14(a) under the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2*	Certification of Principal Financial Officer pursuant to Rules 13a-14(a) and 15d-14(a) under the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1#	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2#	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

_____

*   Filed herewith.

†   Indicates management contract or compensatory plan or arrangement.

††   Certain of the exhibits and schedules to these exhibits have been omitted in accordance with Regulation S-K Item 601(a)(5). The registrant agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

\#   This certification is deemed not filed for purpose of section 18 of the Exchange Act or otherwise subject to the liability of that section, nor shall it be deemed incorporated by reference into any filing under the Securities Act or the Exchange Act.

(c)   Financial Statement Schedules

Reference is made to Item 15(a) 2 above.

Item 16. Form 10-K Summary

Not applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARCHER AVIATION INC.

March 15, 2023   By: /s/ Mark Mesler

                                                        Mark Mesler
                                                        Chief Financial Officer
                                                        (Principal Financial and Accounting Officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Adam Goldstein and Mark Mesler, and each of them, as his or her true and lawful attorneys-in-fact, proxies and agents, each with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this report and to file the same, with any exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto such attorneys-in-fact, proxies and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact, proxies and agents, or their or his or her substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this Annual Report has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date
/s/ Adam Goldstein Adam Goldstein	Chief Executive Officer and Director (*Principal Executive Officer*)	March 15, 2023
/s/ Mark Mesler Mark Mesler	Chief Financial Officer (*Principal Financial and Accounting Officer*)	March 15, 2023
/s/ Deborah Diaz Deborah Diaz	Director	March 15, 2023
/s/ Fred Diaz Fred Diaz	Director	March 15, 2023
/s/ Oscar Munoz Oscar Munoz	Director	March 15, 2023
/s/ Barbara J. Pilarski Barbara J. Pilarski	Director	March 15, 2023
/s/ Maria Pinelli Maria Pinelli	Director	March 15, 2023
/s/ Michael Spellacy Michael Spellacy	Director	March 15, 2023



ARCHER